                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 8 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2003

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit  (l) 2004 Ontario Economic Outlook and Fiscal Review

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

November 4, 2004                        By:     /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit  (l): 2004 Ontario Economic Outlook and Fiscal Review

                                                                     EXHIBIT (l)

                                 2004 Ontario Economic Outlook and Fiscal Review

     [THE ONTARIO COAT OF ARMS]

General inquiries regarding the 2004 Ontario Economic Outlook and Fiscal Review should be directed to:

Ministry of Finance
95 Grosvenor Street, Queen's Park
Frost Building North, 3rd Floor
Toronto, Ontario M7A 1Z1

or call:
Ministry of Finance Information Centre
 Toll-free English inquiries               1-800-337-7222
 Toll-free French inquiries                1-800-668-5821
 Teletypewriter (TTY)                      1-800-263-7776

For electronic copies of this document, visit our Web site at
www.gov.on.ca/FIN/hmpage.html

Printed copies are available free from:
Publications Ontario
 880 Bay Street, Toronto, Ontario      M7A 1N8
 Telephone:                               (416) 326-5300
 Toll-free:                               1-800-668-9938
 TTY Toll-free:                           1-800-268-7095
 Web site:                                www.publications.gov.on.ca

©Queen's Printer for Ontario, 2004
 ISSN 1496-2829 ISBN 0-7794-7096-6

Ce document est disponible en francais sous le titre :
Perspectives economiques et revue financiere de l'Ontario de 2004

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ANNEX I
Ontario's Economy
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2004 Ontario Economic Outlook and Fiscal Review                                                                1

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2                                                                                              Ontario's Economy

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Introduction and Overview

In 2004, Ontario's economic performance has improved over 2003 and is generally consistent with the
Budget projections released in May.  The economy has recovered from a series of events that imperilled economic growth last year, and is on a path of healthy expansion, including rising incomes, more jobs, increased exports and stronger business investment. Ontario has created 127,000 new full-time jobs so far this year, which is on track for the largest full-time job gain in four years. This annex updates the outlook for the Ontario economy for the period 2004 through 2007. It also discusses strategies that the Ontario
Government is pursuing to implement its economic plan. The key elements of the economic plan build on Ontario's competitive strengths, modernize infrastructure and improve the education and training of the workforce, including making the best use of the talents and skills that immigrants bring to Ontario.

Real gross domestic product (GDP) growth is forecast to be 2.3 per cent in 2004, up from 1.6 per cent in
2003.  Over the 2005 to 2007 period, Ontario's annual growth rate is projected to average 3.2 per cent per year.  Private-sector forecasters are more optimistic about growth in 2004, calling, on average, for growth of 2.6 per cent. In a preliminary step towards establishing an Economic Forecast Council as proposed in the Fiscal Transparency and Accountability Act, the Minister of Finance met with a group of leading private-sector economists in September, who provided advice on forecast assumptions and risks to the outlook.  The Ministry of Finance believes that growth for the current year could well be below the private-sector consensus. The persistence of the recent increase in oil prices, for example, will be a drag on Ontario growth in the final months of 2004. Consequently, the lower forecast growth rate is retained to ensure a prudent basis for the government's fiscal and economic plans.

Ontario Economic Highlights: Current Private-Sector Survey Average
(Per Cent Change)
-----------------------------------------------------------------------------------------------  ------------  ------------
                                              2002         2003         2004p         2005p         2006p         2007p
Real GDP Growth                               3.7           1.6          2.6           3.3           3.4           3.5
     Ontario Ministry of Finance              3.7           1.6          2.3           3.2           3.1           3.3
     assumption
Nominal GDP Growth                            5.7           3.2          5.1           5.5           5.0           5.2
Unemployment Rate                             7.1           7.0          6.8           6.6           6.4           6.2
CPI Inflation                                 2.0           2.7          1.8           2.0           1.7           1.9
p = private-sector survey average.
Note: The number of forecasters falls from 10 in 2004 to 4 in 2007.
Sources: Statistics Canada and Ontario Ministry of Finance Survey of Forecasts (October 2004).

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2004 Ontario Economic Outlook and Fiscal Review                                                                3

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On the basis of the economic planning assumptions, Ontario can anticipate average revenue growth of about $4.1 billion annually.  This projection is based on the current provincial tax structure including measures proposed in the 2004 Budget, existing federal transfer policies and the recent First Ministers'
health agreement.  A detailed discussion of the revenue outlook is found in Annex II.

Ontario's economy is embedded in the global marketplace.  As a result, the economic health of our major trading partners, particularly the United States, contributes strongly to Ontario's growth performance.
Other factors also influence Ontario's economy, including the level of interest rates and the value of the
Canadian dollar, which reflect federal government economic policies as well as market developments.
Furthermore, as we have experienced in the recent past, unanticipated shocks in other parts of the world have ripple effects in Ontario.

Nonetheless, the health of Ontario's economy relies to a considerable extent on the wise stewardship of the province's resources, as well as the performance of the global economy.  Given the importance of external factors for Ontario's economic growth, cautious planning assumptions are a critical element of sound economic policy.  At the same time, Ontario will pursue various strategies to strengthen the foundations for the next generation of economic growth. These include expanding apprenticeship training and post-secondary enrolment, securing a reliable energy supply, fostering innovation, investing in infrastructure--including transportation and border crossings--and strengthening cities.

STRONG PEOPLE, STRONG ECONOMY
–   A skilled workforce.
–   Competitive business environment.
–   Modern, efficient public services.
Progress Report 2004.
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4                                                                                              Ontario's Economy

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PRIVATE-SECTOR FORECASTS
The proposed Fiscal Transparency and Accountability Act, introduced with Ontario's 2004 Budget, contemplates the formation of an Economic Forecast Council for Ontario to provide "advice relating to macr–conomic forecasts and assumptions to be used to prepare the Budget and the related fiscal plan."  As an initial step towards this objective, a group of private-sector economists met with the
Minister of Finance and Ministry officials in September to provide advice on forecast assumptions and risks.

The Ontario Ministry of Finance has historically used private-sector forecasts as a guide for establishing reasonable economic assumptions on which to base revenue forecasts.  Standard practice has been to employ assumptions of somewhat slower economic growth than the consensus prediction of the private sector.  The following table shows the current projections for real economic growth of institutions invited to participate in discussions on Ontario's economic outlook.

Current Private-Sector Forecasts for Ontario Real GDP Growth
(Per Cent Change)
-------------------------------------------------------------------------------------------------------------------
                                                             2004           2005           2006           2007
Conference Board (October)                                    2.6            3.3            2.9            2.9
Global Insight (July)                                         2.6            3.6            3.3            3.4
Centre for Spatial Economics (October)                        3.3            4.2            3.5            3.8
University of Toronto (October)                               2.1            2.9            3.8            3.7
Bank of Montreal (October)                                    2.6            3.5            3.7             -
RBC Financial (October)                                       2.9            3.6             -              -
Scotiabank (October)                                          2.5            2.6             -              -
TD Bank (July)                                                2.4            3.4             -              -
Nesbitt Burns (October)                                       2.6            3.0             -              -
CIBC World Markets (September)                                2.7            3.1             -              -
-------------------------------------------------------  -------------  -------------  -------------  -------------
Average                                                       2.6            3.3            3.4            3.5
Source: Ontario Ministry of Finance Survey of Forecasts (October 29, 2004).

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2004 Ontario Economic Outlook and Fiscal Review                                                                5

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Changes in Ontario's 2004 and 2005
Economic Outlook Since the May Budget

[GRAPH SHOWING THE CONSENSUS FORECAST OF REAL GDP GROWTH IN 2004 FOR CANADA AND ONTARIO.]

Ontario's aggregate economic performance
in 2004 has unfolded generally as expected
at the time of the Budget in May. As a result,
the Ministry of Finance has maintained its
Budget forecast that Ontario real GDP will
rise by 2.3 per cent in 2004.  Over the same
period, private-sector forecasters, on
average, have slightly lowered their
projections for Ontario's economic growth in
2004.  The average private-sector forecast
for the province's 2004 real GDP growth is
currently 2.6 per cent, down slightly from the
2.7 per cent rate of growth anticipated at the
time of the Budget.

[GRAPH SHOWING THE CONSENSUS FORECAST OF REAL GDP GROWTH IN 2005 FOR CANADA AND ONTARIO.]

While Ontario's economic growth so far this
year has been close to the expectations of the
Budget, the composition of growth has been
different than anticipated, with less growth in
consumer spending and stronger increases in
housing, machinery and equipment
investment, and exports.  The more moderate
pace of consumer spending can be seen in
Ontario's retail sales, which are now
expected to increase by 2.9 per cent in 2004,
down from the Budget's projection of 3.5 per
cent. For 2005, the average private-sector
forecast for Ontario's real GDP growth has
declined from 3.5 per cent in May to 3.3 per cent currently.

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6                                                                                              Ontario's Economy

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In contrast, according to Consensus Economics, the average private-sector forecast for Canada's 2004 economic growth has risen from 2.6 per cent in May to 3.0 per cent currently.  For 2005, forecasters on average expect Canada's real output to rise by 3.4 per cent, unchanged from the consensus projection in
May.

Oil prices have risen sharply since the Budget, reaching record levels in the autumn months.  As a result, the average price of oil in 2004 will be at least $5 US per barrel higher than the Budget assumption.  This benefits the oil-producing provinces while penalizing energy-importing Ontario. As well, high commodity prices have provided strong support for other parts of Canada.  Resource-based products account for
26 per cent of Ontario's international merchandise exports compared to 74 per cent for the rest of the country.

The Canadian dollar has traded in a higher range than anticipated in the Budget, reaching a 12-year high in October.  The stronger dollar restrains Ontario's growth more than Canada's because of the high concentration of manufactured goods in Ontario's export sector.

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2004 Ontario Economic Outlook and Fiscal Review                                                                7

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Ontario Gaining Full-Time Jobs at a
Healthy Pace

[BAR CHART SHOWING ONTARIO EMPLOYMENT FOR 2003 WITH PROJECTIONS FOR 2004 THROUGH 2007.]

Ontario's growing economy has generated
105,000 net new jobs so far in 2004, a gain
of 1.7 per cent.  All of the jobs created this
year have been in full-time positions, which
have increased by 127,000 and are on pace
for their strongest gain since 2000.  On an
industry basis, healthy job gains have
occurred in wholesale and retail trade;
finance, insurance and real estate; education;
health care and social assistance; and
information, culture and recreation.

The increase in employment this year has
helped push Ontario's unemployment rate
down from a peak of 7.1 per cent in March to 6.5 per cent in September.

Private-sector forecasters expect this pickup
in job growth to continue, with a solid
economic performance underpinning job
[BAR CHART SHOWING ONTARIO'S UNEMPLOYMENT RATE FOR 2003 WITH PROJECTIONS FOR 2004 THROUGH 2007.]

gains of 1.8 per cent in 2005 and an average
of 2.0 per cent in 2006 and 2007.
Encouraged by strengthening employment
prospects, even more Ontarians are
anticipated to enter the job market over the
next several years.  On average, forecasters
project that the share of the working-age
population in the labour market will climb
from a 12-year high of 68.4 per cent in 2003
to 69.0 per cent by 2007.

-------------------------------------------------------------------------------------------------------------------

8                                                                                              Ontario's Economy

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Over the same period, Ontario's unemployment rate is projected to decline from an annual average of
7.0 per cent in 2003 to 6.2 per cent by 2007, according to the average private-sector forecast.

Ontario's competitive advantage lies, in part, in the skills and talents of its people, including the diverse and growing immigrant population. Ontario is investing to improve the education system from junior kindergarten to post-secondary to the workplace. Other initiatives to ensure that new immigrants find jobs in which they can contribute their full talents and skills will strengthen economic growth and increase opportunity. The aim is to equip Ontarians with the knowledge and skills that attract the best jobs and investment, as set out in the government's Progress Report 2004.

Employment income accounts for the largest part of income earned by Ontarians.  With average wages and salaries per paid worker projected to rise by 1.7 per cent this year, total personal income is expected to rise by 3.5 per cent in 2004, a full percentage point higher than 2003 growth.  Income growth will provide the main impetus to household demand for goods, services and housing.  Over the 2005 to 2007 period, household spending is projected to increase by an average of 4.9 per cent per year, supported by average income gains of 4.7 per cent or 2.7 per cent when adjusted for inflation.

Ontarians will see rising real after-tax income per capita this year, following a three-year period over which there was no growth.  Real personal disposable income per capita is expected to rise by 1.2 per cent in 2004, double the average annual pace of growth over the 1982 to 2003 period. From 2005 to 2007, real growth in personal disposable income per person is projected to average 1.4 per cent per year.

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2004 Ontario Economic Outlook and Fiscal Review                                                                9

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POST-SECONDARY EDUCATION AND TRAINING:  ONTARIO'S
COMPETITIVE ADVANTAGE
A highly educated and skilled workforce is part of Ontario's competitive advantage.  The government is committed to building on this strength by developing the best workforce in North America.

A number of initiatives for higher education and training were announced in the 2004 Budget.  These initiatives build on the steady progress to date on commitments made at the elementary/secondary level and include:

–   The review of post-secondary education by former premier Bob Rae.
–   Making post-secondary education more affordable and accessible.
–   Increasing post-secondary education enrolment by 50,000 full-time students.
–   Funding an expansion of the apprenticeship system by 7,000 new registrants annually.
–   Encouraging businesses to hire and train more apprentices in the skilled trades by lowering their costs through the proposed Apprenticeship Training Tax Credit.
–   Providing funding to update technology and equipment at colleges.
–   Eliminating barriers to employment faced by skilled immigrant workers and providing funding for bridge training programs.
–   Funding alternative academic upgrading and skills training options for youth who drop out of school.

The Ontario and federal governments have agreed to pursue agreements on labour market services and immigration. These agreements will co-ordinate programs, eliminate duplication, expand apprenticeship and improve labour market opportunities for recent immigrants.

As set out in the government's Progress Report 2004, the expected results are increased participation in post-secondary education and training, more internationally trained people becoming qualified to work in Ontario, and greater high school completion rates.

-------------------------------------------------------------------------------------------------------------------

10                                                                                              Ontario's Economy

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U.S. Economic Growth Expected to Moderate

The economic health and performance of the United States is an important component in Ontario's future.
American consumers and businesses purchased $153 billion of goods from Ontario last year, an amount equal to 31 per cent of the province's GDP.  In addition, there were significant exports of services, such as financing and transportation, although these are more difficult to measure accurately.

The U.S. economy has showed a dramatic improvement since the middle of 2003.  Over the past six quarters, real output has increased by an average annual rate of more than four per cent per quarter.  This stronger growth has contributed to a gain of 1.7 million new jobs over the past year, higher incomes and increased spending on goods and services.  Furthermore, corporation profits have risen sharply, up
17.1 per cent so far this year, providing a key source of funds for outlays on equipment and software.

[BAR CHART SHOWING REAL GDP GROWTH FOR THE UNITED STATES FOR 2001 THROUGH 2003 WITH PROJECTIONS FOR 2004-2007.]

According to the October edition of Blue
Chip Economic Indicators, U.S. real GDP is
forecast to rise by 4.4 per cent for 2004 as a
whole, one of the biggest gains in output
over the past 20 years.  Growth is expected
to moderate to 3.5 per cent in 2005, 3.4 per
cent in 2006 and 3.2 per cent in 2007.

However, while continued growth in the
U.S. economy is expected, numerous risks
remain.  The over 60 per cent rise in oil
prices since the start of the year, if
sustained, could further slow growth.
Higher gasoline pump prices would force
consumers to divert even more of their income from spending on other items.  Households are also highly indebted and will face rising debt payments as interest rates gradually increase.  The U.S. federal government's budget deficit reached a record level last fiscal year, pointing to the necessity for fiscal restraint in the years ahead.  The burgeoning U.S. current account deficit also represents a risk to long-
term growth prospects.  If foreign investors lessen their willingness to hold U.S. government debt, the
American dollar could depreciate rapidly.

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2004 Ontario Economic Outlook and Fiscal Review                                                                11

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A Stronger Canadian Dollar

The sharp rise in the Canadian dollar during 2003 and again in late 2004 is a significant development for
Ontario's economy.  The Canadian dollar traded at 64 cents US in January 2003 and then appreciated about 20 per cent by the end of last year to reach 77 cents US.  After falling during the first half of this year, the Canadian dollar has recently started to appreciate again, reaching a 12-year high of over 82 cents
US in October. The impact of a strong dollar on the Ontario economy is greater than for Canada as a whole because of the high concentration of manufactured goods destined for U.S. markets in Ontario's export sector.

The rise of the Canadian dollar is one of the counterparts to a generalized depreciation of the U.S. dollar against other major freely floating currencies.  Since the beginning of 2003, the Canadian dollar has appreciated by 23 per cent against the U.S. dollar, the euro has strengthened by 17 per cent and the yen by 9 per cent.

The United States is likely to run a current account deficit of $640 billion US in 2004.  It has had a current account deficit every year since 1992 and by the end of 2003 the net international indebtedness of the
United States increased to $2.4 trillion US, equivalent to 22 per cent of GDP.  Over time, the depreciation of the U.S. dollar should help to reduce the current account deficit by making U.S. exports more competitive and discouraging U.S. imports from other countries.

[GRAPH TRACKING THE VALUE OF THE CANADIAN DOLLAR AGAINST THE US DOLLAR FROM 1990 THROUGH 2003 WITH PROJECTIONS FOR 2004-2007.]

The current consensus for the Canada-U.S.
exchange rate is an average of 80.1 cents US
in 2005, slightly below recent levels.  The
projections in this Annex assume that the
exchange rate will average 81.0 cents US in
2006 and 81.4 cents US in 2007.  These
assumptions are obviously subject to
considerable uncertainty and a different
outcome could have a significant impact on
the rate and composition of economic
growth in Ontario.

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12                                                                                              Ontario's Economy

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The appreciation of the Canadian dollar has significantly benefited Ontarians as consumers. For example, the price of imported oil would have risen by 63 per cent rather than 36 per cent in 2003 and 2004 if the
Canadian dollar had not appreciated. Other imported consumer goods are cheaper as well.

The higher value of the Canadian dollar is a significant challenge for Ontario exporters.  In 2003,
Ontario's nominal international merchandise exports fell 7.3 per cent, which reflected both the 20 per cent increase in the Canadian dollar and the sluggish pace of U.S. demand early in the year.  However, Ontario exporters are making adjustments to compete at the higher exchange rate by cutting costs and boosting productivity.  The rise in the Canadian dollar has enabled Ontario businesses to increase investment in machinery and equipment at a lower cost, since about 60 per cent is imported. As a result of this response and growing world markets, the value of exports has picked up in 2004, rising by 8.0 per cent in the
January through August period from a year earlier.

Ontario's manufacturing sector continues to have a competitive edge with the United States at an exchange rate of 80 cents US.  First, its employees are highly skilled--47 per cent of employees hold a university degree or trades or colleges accreditation, compared to 31 per cent in the United States.  Second, as noted
in the table on the next page, its universal health care system contributes to a labour cost advantage--producers of 70 per cent of Ontario's manufacturing exports representing more than half of manufacturing employment in the province have a labour cost advantage over their U.S. competitors.

ONTARIO'S UNIVERSAL HEALTH CARE SYSTEM CONTRIBUTES TO
EXPORT COMPETITIVENESS
"The public health system significantly reduces total labour costs...compared to the cost of equivalent private health insurance services purchased by U.S.-based automakers."
                       Joint letter from Ford Motor Co., General Motors Corp. and DaimlerChrysler quoted in the
                                                                                Washington Post, March 6, 2004.

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2004 Ontario Economic Outlook and Fiscal Review                                                                13

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Manufacturing Industries
Labour Cost* Advantage at $0.80 US
------------------------------------------------------------------------------------------------------------------
                                                                                             Share of
                                                     Labour Cost Advantage             Manufacturing Exports
                                                          (Per Cent)                        (Per Cent)
Petroleum and Coal                                            23                                1.4
Leather and Allied Products                                   22                               0.04
Motor Vehicles                                                19                               35.4
Auto Parts Manufacturing                                      15                               11.3
Textile Products                                              10                                0.2
Beverage and Tobacco                                          10                                0.7
Chemicals                                                      9                                7.3
Non-Metallic                                                   6                                1.0
Computers and Electronics                                      5                                4.9
Apparel                                                        3                                0.4
Printing                                                       2                                0.5
Electrical Equipment                                           1                                2.1
Plastic and Rubber                                             1                                4.7
---------------------------------------------  --------------------------------- ---------------------------------
* Wage plus health cost.
Sources: U.S. Bureau of Labor Statistics, Statistics Canada, Industry Canada and Ontario Ministry of Finance.
                                               --------------------------------- ---------------------------------

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14                                                                                              Ontario's Economy

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Exports Rebound

Heading into 2004, U.S. economic growth became more broadly based, with auto sales improving and firms increasing machinery and equipment expenditures, stimulating demand for Ontario-produced goods and services. At the same time, Ontario exporters were adjusting to the higher value of the Canadian dollar by lowering costs and improving production and distribution efficiencies.

Private-sector forecasters project that real exports from Ontario will accelerate, rising by 4.9 per cent in
2004 and an average of 4.3 per cent in 2005 to 2007.

[A PAIR OF BAR CHARTS SHOWING ONTARIO'S REAL INTERNATIONAL AND INTERPROVINCIAL TRADE COVERING 2000-2003 WITH PROJECTIONS FOR 2004-2007.]

Export growth will be supported by a stable
level of U.S. auto sales and continued
increases in business outlays on capital
equipment, both of which are important parts
of Ontario's trade.  The auto industry is
Ontario's dominant export sector, accounting
for close to 47 per cent of the province's
international merchandise exports.
Following autos, machinery and equipment
is Ontario's second leading source of
exports, at about 20 per cent.

Private-sector forecasters expect U.S. auto
sales to remain around 17 million units per
year during the 2004 to 2007 period.  Real business investment on machinery and equipment in the United
States is projected to increase by 12.2 per cent in 2004 and 10.6 per cent in 2005.

Ontario exporters in the resource-based industries have benefited from strong demand for commodities and sharply higher prices.  For example, the value of Ontario exports of forestry products has increased over 12 per cent during the first eight months of 2004 from the same period a year earlier.

However, the expected steady gain in exports cannot be taken for granted and Ontario producers face a number of challenges.  Ontario exporters will need to persist in adjusting to a higher exchange rate in order to remain on top in today's increasingly competitive global marketplace.  Continuous innovation to seize new opportunities is an important part of success in export markets.

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2004 Ontario Economic Outlook and Fiscal Review                                                                15

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STRENGTHENING BUSINESS INVESTMENT IN INNOVATION:
RESEARCH AND COMMERCIALIZATION
"Our plan will make strategic government investments to encourage business development in
innovative parts of our economy."                                                         Progress Report 2004.

Business investment plays a critical role in commercializing discoveries derived from public research.
This includes investments in research partnerships with universities and hospitals; risk capital for new technology companies; licensing of new technologies; and support for local business-academic technology networks that encourage entrepreneurship and a culture of innovation.

There are also important benefits from having local businesses tap into the extensive know-how and expertise of the world-class scientific talent that is produced by Ontario's public research institutions--universities, colleges, hospitals and other institutes.

The Ontario Government is moving forward on a new research and commercialization framework that will aim to increase business investment and involvement in research performed by Ontario's public research institutions.

Recently, the Premier announced $300 million over four years in funding support for public research infrastructure.

This is on top of commitments since October 2003, of nearly $1.5 billion over four years in funding support for research and commercialization by Ontario's public research institutions, bringing the value of total projected investments over the next four years to $1.8 billion. This includes:

–   Realigning Ontario's science and technology programs--which strengthen Ontario's research capacity and bolster innovation--to focus on commercialization.
–   The Ontario Research Commercialization Program, which will provide $27 million over four years to help public research institutions identify discoveries with commercial potential.
–   The Ontario Commercialization Investment Funds program, which would provide up to
     $36 million to leverage up to $120 million in new pools of seed capital for spinoff technology companies created by faculty, staff and students at Ontario public research institutions.
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16                                                                                              Ontario's Economy

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Each day, $640 million of goods are trucked across the bridges and tunnels at Windsor, Sarnia, Niagara
Falls and Fort Erie that link Ontario and the United States.  These vital conduits carry 69 per cent of total truck trade between Canada and the United States.

Of course, the United States is not our only trade partner.  Ontario also has significant and well-established trade linkages with the rest of the world.  The transformation and growth of China's economy have emerged as vital factors in the shape of world trade in the decades ahead.  This will be significant for
Ontario, as it will for all jurisdictions.  Geography and history have made the United States overwhelmingly our most important trading partner, buying over 90 per cent of our international merchandise exports.  Even explosive growth in our sales to China will not alter this key relationship over the next decade.  Nonetheless, Ontario business is actively participating in the growth of trade with China.
China, including Hong Kong, has become our second-largest two-way trading partner; it ranked fifth in
1996.  Trade with China has grown by three and a half times from $3.9 billion in 1996 to an annualized
$13.7 billion thus far in 2004.  With a diverse population including a large Chinese community, Ontario is well positioned to further enhance trade with China.

Interest Rates Rising Gradually, Inflation
Contained

Early in the year, the Bank of Canada brought short-term interest rates to their lowest level in more than
40 years.  Since then, economic growth has improved.  As a result, the Bank of Canada has increased interest rates by 50 basis points since September.  With healthy economic growth expected to prevail through 2005, forecasters anticipate the Bank of Canada will continue to reduce monetary stimulus over the next year to lean against emergent inflationary pressures.  While short-term interest rates have risen by about 50 basis points since the time of the Budget, long-term rates have declined by 15 basis points, indicating market confidence that the central bank will succeed in keeping the economy from overheating and that low inflation will be sustained.  In comparison to the assumptions made in the May Budget, short-
term interest rates have risen at close to the expected pace, but the decline in long-term rates was not anticipated.

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2004 Ontario Economic Outlook and Fiscal Review                                                                17

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[A BAR CHART SHOWING THE 10 YEAR GOVERNMENT OF CANADA BOND RATE FROM 1990 THROUGH 2003 WITH PROJECTIONS FOR 2004-2007.]

The U.S. Federal Reserve began to raise short-term rates in June in order to bring monetary policy to a more neutral stance.  Short-term nominal
interest rates in the United States are
currently 75 basis points below the
equivalent rates in Canada.

According to private-sector forecasts,
Canadian three-month treasury bill rates will
rise by just over a percentage point from an
average of 2.2 per cent in 2004 to 3.3 per
cent in 2005.  Long-term interest rates are
projected to increase by less, rising from an
average of 4.7 per cent in 2004 to 5.2 per
cent in 2005.

Canadian Interest Rate Outlook
(Annual Per Cent)
                                                 2002         2003         2004p       2005p        2006p          2007p
-------------------------------------------- ------------- -----------  ----------- -----------  ------------  -------------
3-month Treasury Bill Rate                        2.6          2.9          2.2         3.3          4.2            4.6
10-year Government Bond Rate                      5.3          4.7          4.7         5.2          6.0            6.0
Ontario CPI Inflation Rate                        2.0          2.7          1.8         2.0          1.7            1.9
p= private-sector survey average.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance Survey of Forecasts (October 2004).

[BAR CHART SHOWING ONTARIO'S CONSUMER PRICE INDEX INFLATION OUTLOOK FOR 2003 WITH PROJECTIONS FOR 2004-2007.]

The extent and pace of interest rate increases
will depend in part on the path of inflation.
Forecasters expect that Canada's and
Ontario's CPI inflation rates will remain
low, averaging close to two per cent over the
forecast horizon.

One concern about the inflation outlook is
the rapid rise in oil prices.  Since the start of
2004, the price of a barrel of oil has jumped
by more than 60 per cent to over $55 US in
October.

-------------------------------------------------------------------------------------------------------------------

18                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

This has resulted in higher gasoline prices, which have increased by over 20 per cent since January.
Although forecasters expect oil prices to decrease to $38 US per barrel a year from now, strong demand and the potential for supply disruptions in the Middle East, Nigeria and Russia add considerable risk to oil price forecasts.  Currently, futures markets expect oil to remain above $40 US per barrel through 2005.
Since the time of the Budget, oil prices have averaged about $5 US per barrel more than expected, which by itself would tend to increase the CPI inflation rate by up to 0.4 percentage points in 2004.

However, despite the rise in oil prices, the province's CPI inflation rate is expected to average 1.8 per cent in 2004, down considerably from 2.7 per cent in 2003, and slightly below the Budget projection of 1.9 per cent.  A number of factors have contributed to the lower rate of inflation this year.  The most important is the Canadian dollar, which has appreciated against its U.S. counterpart by over 20 per cent since early
2003, lowering the cost of imported consumer goods and imported business inputs.  Inflation has also been restrained by Ontario Government measures to reduce auto insurance costs. After boosting Ontario's annual CPI inflation rate by an average of about 0.8 percentage points in 2002 and 2003, declining auto insurance rates are helping to lower inflation this year. For example, September's Ontario CPI rate was
0.4 percentage points lower than it would have been had Ontario's auto insurance rate reduction initiatives not been implemented.

Financial markets influence the economy through more than the level of nominal and real interest rates.
They also provide the mechanism that allows business to access the financing they need to grow and expand and provides investment and savings opportunities for citizens. Countries with financial systems that efficiently channel savings into productive investments tend to experience higher economic growth rates.

The regulatory environment must reinforce confidence in the financial sector so that it can support the competitiveness of industries operating in Ontario and across Canada.  Canada's fragmented securities regulatory structure leads to duplicative costs, and related delays in market "windows" of opportunity, which dissuade firms from raising capital in multiple provinces.  Only 16 per cent of reporting issuers in
Canada report in all 10 provinces.  Since Canada as a whole has only one-fortieth of the U.S. total stock-
market trading by value, Canadian firms, especially small and medium-sized enterprises (SMEs), face a disadvantage in raising capital.

Progressive regulatory policies will ensure that Ontario's financial sector, which accounts for 328,000 jobs and 7.7 per cent of GDP, stays at the forefront in world capital markets and that key sectors of the economy have the access to capital they require to support their growth.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                19

-------------------------------------------------------------------------------------------------------------------

FINANCIAL SERVICES
Competitive and effective financial markets play an important role in attracting broad and active participation of investors and, in turn, listed firms.  Regulations play a key market-reinforcing role, underpinning investor and consumer confidence and market integrity.

To ensure that Ontario-regulated financial enterprises can continue to compete and grow in dynamic local and global markets, and that Ontario consumers and investors continue to be well protected, the government is taking steps to modernize regulatory frameworks in several financial markets.

–  As part of its consideration of the Five Year Review of the Ontario Securities Act, on October 18,
    2004, the Ontario Legislative Assembly's Standing Committee on Finance and Economic Affairs
    (SCFEA) released a report that unanimously endorsed the Province's proposal for a single securities regulator.  It signalled that the Ontario Government is right in taking a leadership role to move to a common securities regulator for Canada.  The Ontario Government will continue to consult with investors, companies, securities firms, and other provinces and territories on this priority initiative in order to enhance financial market efficiency, provide strong protection for investors, and attract international investment.
–  Other recommendations in SCFEA's report will help ensure a modern securities regulatory system and strong investor confidence and protection.  The Ontario Government plans to take action relating to civil liability for secondary market disclosure and new timelines for future securities law review committees, and expects to develop proposed legislation in the near future.
–  As announced in the 2004 Ontario Budget, legislation to clarify that investors in publicly traded trusts will not be liable for the activities of the trust has been introduced and is currently before the
    Legislative Assembly as part of the Budget Measures Act, 2004 (No. 2), Bill 106.
–  As announced in the 2004 Budget, the government is taking steps to modernize the Mortgage
    Brokers Act.  A consultation paper was released in June 2004.  The Parliamentary Assistant to the
    Minister of Finance has been consulting with stakeholders.  Work is underway to prepare a
    Consultation Draft of a new Mortgage Brokers Act.

-------------------------------------------------------------------------------------------------------------------

20                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

RISKS TO THE ECONOMIC OUTLOOK
The private-sector economists who met with the Ministry of Finance in September were in broad agreement that the most likely path for the Ontario economy was one of sustained growth.  However, they cautioned that a variety of external factors pose risks that need to be taken into account.  Foremost among these risks are oil prices, the health of the U.S. economy and the Canada-U.S. exchange rate.

The table on the next page shows the typical range for the first- and second-year impact of changes in these external factors on the real growth of our economy.  These estimates are based on historical relationships and illustrate the upper and lower bounds for the average response.  The results show the implications of changes in key assumptions in isolation from changes to other external factors.  In any actual situation, the combination of other circumstances can also have a substantial bearing on the outcome. The range of possible impacts reflects a variety of factors.

–  For example, each percentage point increase in U.S. real growth adds 0.3 to 0.7 percentage points to real growth in Ontario in the first year.  In this case, the range in part reflects the fact that the impact on Ontario growth depends on the composition of U.S. growth.
–  A five-cent rise in the Canadian dollar reduces Ontario growth by 0.2 to 0.9 percentage points in the first year.  This range reflects a number of uncertainties, such as the extent to which firms pass through lower costs for imports because of the higher Canadian dollar to prices for goods and services in Canada.
–  A sustained $10 US per barrel increase in the price of world crude oil trims Ontario's real growth by 0.3 to 0.7 percentage points in the first year.  This impact also assumes natural gas prices rise in the same proportion to oil prices, since they are substitute sources of energy.  Furthermore, the contractionary impact of higher world oil prices on U.S. demand also hurts Ontario exports.  The range is due in part to uncertainty regarding the degree to which higher energy costs increase consumer prices.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                21

-------------------------------------------------------------------------------------------------------------------

RISKS TO THE ECONOMIC OUTLOOK (CONT.)

Impact of Changes in Key Assumptions on Ontario Real GDP Growth*
-------------------------------------------------------------------------------------------------------------------
(Percentage point change)                                                   First Year             Second Year
--------------------------------------------------------------------- ----------------------  ---------------------
Canadian Interest Rates Increase by 1 Percentage Point                     -0.1 to -0.5           -0.2 to -0.6
U.S. Real GDP Growth Increases by 1 Percentage Point                       +0.3 to +0.7           +0.4 to +0.8
Canadian Dollar Appreciates by 5 Cents US                                  -0.2 to -0.9           -0.7 to -1.4
World Crude Oil Prices Increase                                            -0.3 to -0.7           -0.1 to -0.5
by $10 US per Barrel
--------------------------------------------------------------------- ----------------------  ---------------------
* Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.

-------------------------------------------------------------------------------------------------------------------

22                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

Moderate Growth in Household Spending

Growth in household spending on consumer goods and services moderated in 2004 from last year, although housing market activity remains robust.  Ontario's positive economic environment will be supportive as incomes are lifted by solid job creation, interest rates remain at low levels by historical standards and household balance sheets continue to be healthy.

The Ontario housing market remains strong.  Housing starts have generally trended higher since 1996 and hit a 14-year high of 85,200 units in 2003.  This year, starts are expected to reach 83,200 units, one of the highest levels since 1989, according to the average private-sector forecast.  The relative strength in the
Ontario housing market is a result of prevailing low mortgage rates and rising incomes, which makes home ownership affordable. Over the medium term, housing starts are forecast to moderate.

Recently, mortgage rates have started to rise.  Average five-year mortgage rates are currently 6.3 per cent, up from a low of 5.7 per cent in April, though lower rates are negotiable.

Ontario's resale market continued to strengthen in 2004 and is expected to surpass last year's record performance.  Over the first nine months of 2004, home resales are up 8.6 per cent compared to the same period a year earlier.  In 2004, over 195,000 existing homes are expected to be sold and prices are anticipated to rise by 7.2 per cent.  Modestly higher interest rates are expected to keep the strong housing market from overheating and to cause the level of activity to moderate, yet still remain at healthy levels over the next few years.

While housing market activity remains healthy, household spending has moderated, most notably for autos.  Private-sector forecasts on average expect real consumer spending to rise 2.2 per cent in 2004, following a 3.0 per cent rise in 2003.  The robust housing market has lifted spending in 2004 as household-related purchases have been a significant contributor to consumer spending growth. Furniture and electronic store sales are up 6.1 per cent over the first eight months of 2004. Sales by home-
furnishings stores alone are 23.0 per cent higher.  Home centres and hardware stores have also benefited, with year-to-date sales up 4.0 per cent over the January to August period of 2004.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                23

-------------------------------------------------------------------------------------------------------------------

[GRAPH SHOWING CANADIAN HOUSEHOLD DEBT INTEREST COSTS FOR THE PERIOD OF 1980 THROUGH 2004.]

The rapid pace of  home-buying activity has contributed to higher household debt.  With a moderate increase in interest rates expected, debt-
servicing costs will rise gradually, but
household balance sheets appear well
positioned to absorb this.  The ratio of
Canadian household debt costs to personal
disposable income was 7.8 per cent in the
second quarter of 2004, below the 8.1 per
cent average recorded since 1980.  The ratio
has remained stable since the end of 2001,
ranging between 7.5 and 7.8 per cent, due to
low interest rates and rising personal
incomes.

The wealth effect associated with increased
real estate and higher house prices has contributed to households' ability and willingness to spend.
Although house prices are unlikely to continue rising at the pace of recent years, a substantial downward movement also appears unlikely.
[GRAPH SHOWING ONTARIO CONSUMER CONFIDENCE FOR THE PERIOD OF 1980 THROUGH 2004.]

Ontario consumer confidence has improved.
In the third quarter, the Conference Board of
Canada's index of confidence for Ontario
reached its highest level in a year. There has
been a rise in the proportion of households
that feel better about their financial prospects
in the near term, along with an increased
willingness by consumers to make a major
purchase.  Currently, the index is 9.1 per cent
above the average for the 1980 to 2004
period.

-------------------------------------------------------------------------------------------------------------------

24                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

Business Investment Upswing Underway

[BAR CHART SHOWING BOTH COMMERCIAL AND INDUSTRIAL CONSTRUCTION AS WELL AS MACHINERY AND EQUIPMENT INVESTMENT
 FOR THE PERIOD OF 2001-2003 WITH PROJECTIONS FOR 2004-2007.]

After years of tepid growth, business investment
[GRAPH SHOWING THE CANADIAN RATIO OF DEBT TO EQUITY FOR CORPORATE BALANCE SHEETS FOR 1988 THROUGH 2004.]

is in the midst of a strong capital
expenditure expansion, supported by
stronger global economic growth, rising
profits, healthy corporate balance sheets,
diminishing spare capacity and lower
equipment prices.  Private-sector forecasters
expect Ontario businesses to increase real
spending on machinery and equipment by
10.5 per cent in 2004, the strongest annual
gain since 1997.  Outlays on machinery and
equipment are projected to rise by 7.6 per
cent per year during the 2005 to 2007 period.
Since about 60 per cent of machinery and
equipment investment is imported, the more
than 20 per cent appreciation of the Canadian
dollar since early 2003 has substantially
lowered the cost of these investment inputs,
prompting firms to increase capital
expenditures.

Stronger investment in machinery and
equipment will boost productivity, helping
Ontario businesses compete, despite the
higher level of the Canadian dollar.
Innovation in new products and processes
also requires investment in capital goods.
Having declined for five consecutive years,
real business investment expenditures on new building projects are forecast to increase by 4.1 per cent in
2005 and an average of 3.7 per cent in the following two years, according to the private-sector consensus.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                25

-------------------------------------------------------------------------------------------------------------------

Business balance sheets are in good shape.
[GRAPH SHOWING THAT ONTARIO PROFITS HAVE TRENDED UPWARDS FROM 1988 THROUGH 2004.]

The corporate debt-to-equity ratio has been
declining for about a decade, while profits
have increased sharply by over 62 per cent
since their trough in late 2001.
Private-sector forecasters expect that
corporation profits in Ontario will grow by
16.3 per cent in 2004, 9.7 per cent in 2005
and an average of 4.9 per cent in 2006 and
2007.

Stronger global demand has contributed to a
higher rate of industrial output in Ontario,
pushing up capacity utilization.  At the
national level, the industrial capacity utilization rate reached 84.6 per cent in the second quarter of 2004, the highest in three and a half years.  Manufacturing industries operated at 86.6 per cent of productive capacity, the highest rate since late 1999.

ONTARIO INVESTS IN MANUFACTURING SKILLS AND RESEARCH
With $100 million assistance through the Ontario Automotive Investment Strategy, Ford Motor
Company has announced plans to invest $1 billion at its operations in Oakville, making it Ford's first flexible assembly plant in Canada capable of producing more new vehicles, more quickly and more efficiently. The facility will also be home to a ground-breaking research and development centre focusing on fuel cell technology.

A modern and efficient infrastructure is essential if Ontario is to remain a location of choice for business investment.  The Ontario Government recognizes that infrastructure is a key foundation for prosperity and is creating a Ten-Year Infrastructure Plan to meet the Province's needs.  This plan is discussed in more detail in Annex II.  An important component of infrastructure is a dependable electrical generation and distribution system, which is critical for the smooth and effective operation of a modern economy.  The government is taking necessary steps to secure an adequate supply of electricity as outlined below.

-------------------------------------------------------------------------------------------------------------------

26                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

ELECTRICITY SECTOR REFORMS
On June 15, 2004, the government introduced Bill 100, the Electricity Restructuring Act, that, if passed, would:

–   Create a new Ontario Power Authority (OPA) to ensure an adequate, long-term supply of electricity and encourage conservation through a new Conservation Bureau led by the province's first Chief
     Energy Conservation Officer;
–   Enable the Ministry of Energy to set targets for conservation, renewable energy and the overall supply mix of electricity in the province;
–   Redefine the role played by the Independent Electricity Market Operator (IMO), as defined in its new name--the Independent Electricity System Operator. Some of the current responsibilities of the IMO would be moved to the Ontario Energy Board (OEB) and the proposed OPA;
–   Create incentives for more private-sector investment in new generation to help meet growing demand; and
–   Regulate prices in parts of the electricity sector that would be reviewed and approved periodically by the OEB to ensure price stability for consumers.

These proposed reforms are expected to be implemented early in 2005 and, along with other government actions, would:

–   Ensure that prices would be more stable while reflecting the true cost of electricity, including the elimination of the Province's and OEFC's liability for the above-market portion of the approximate
     90 existing power purchase agreements;
–   Improve OPG performance through government actions to improve management and board oversight at OPG, and the move to regulation by the OEB of OPG's nuclear and baseload hydroelectric assets; and
–   Ensure sufficient electricity supply and encourage electricity conservation, providing the foundation of a strong, competitive and innovative economy.
     -   The government has already taken actions to ensure new renewable and clean electricity supply. The Ministry of Energy has issued two requests for proposals (RFP). The RFP for
         300 MW of renewable generation has closed and proposals are currently being evaluated.
         Proposals under the RFP for 2,500 MW of clean generation and demand-side projects must be submitted no later than December 15, 2004.
---------------------------------------------------------------------------------------------------------------

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2004 Ontario Economic Outlook and Fiscal Review                                                                27

-------------------------------------------------------------------------------------------------------------------

Growth Performance in Ontario's Regions

Each region of Ontario faces unique challenges and opportunities.

Over the last 12 months (September 2003 to September 2004), four out of five of Ontario's regions added new jobs and saw their unemployment rate drop1:

                             Employment           Net Job          Unemployment             Unemployment Rate
     Ontario Region          Change (%)           Change         Rate, Sept. 2004         Change from Sept. 2003
------------------------ ------------------- ----------------- --------------------- --------------------------------
Southwestern                   + 3.7%            + 28,700              6.3%             down 0.4 percentage points
GTA                            + 2.7%            + 76,000              7.4%             down 0.4 percentage points
Central                        + 0.9%            + 13,100              5.4%             down 0.8 percentage points
Eastern                        + 0.5%             + 4,000              6.3%             down 0.4 percentage points
North                          - 1.6%             - 6,000              8.0%              up 0.2 percentage points
------------------------ ------------------- ----------------- --------------------- --------------------------------

--------
     1 Note: regional figures are seasonally adjusted, three month moving averages.

-------------------------------------------------------------------------------------------------------------------

28                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

BUILDING STRONG COMMUNITIES AND VIBRANT CITIES
The government is committed to improving the quality of life for all Ontarians through the creation of strong communities in all regions of Ontario. The government has undertaken a number of measures to support Ontario's municipalities and to work in partnership on shared challenges:

–  The government will assume 75 per cent of the cost of public health by 2007.
–  The government is delivering on its commitment to make two cents a litre of provincial gas tax revenue available to municipalities for public transit by October 2006.  Effective October 2004, municipalities will start receiving one cent a litre in provincial gas tax revenue, increasing to one and a half cents in October 2005, and two cents in October 2006.
–  The government has committed over $448 million in transit capital, including support for the
    Toronto Transit Commission, expansion of GO Transit, a bus rapid-transit system for the Greater
    Toronto Area (GTA), and technical studies and environmental assessments for the Ottawa O-Train and Waterloo Region's Light Rapid Transit (LRT).
–  The government will soon be launching, with the federal government and the Association of
    Municipalities of Ontario, the $900 million Canada-Ontario Municipal Rural Infrastructure Fund
    (COMRIF) for small and rural municipalities to improve water and wastewater treatment systems, waste management and to fix local roads and bridges.
–  The government is providing up to $5 million annually in matching education property tax assistance to remediate brownfields sites.
–  Municipalities have been provided with greater flexibility in 2004 to determine tax rates for homeowners and businesses.
---------------------------------------------------------------------------------------------------------------

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2004 Ontario Economic Outlook and Fiscal Review                                                                29

-------------------------------------------------------------------------------------------------------------------

BUILDING STRONG COMMUNITIES AND VIBRANT CITIES (CONT.)
–   The government has established the Ontario Strategic Infrastructure Financing Authority (OSIFA)
     to provide affordable financing for public infrastructure priorities and to issue Infrastructure
     Renewal Bonds, providing Ontarians with an opportunity to invest in their communities.
–   OSIFA is assisting 170 municipalities across the province by providing over $2 billion in low-cost financing for over 1,000 local projects.
–   The Province is investing over $400 million to support source-to-tap drinking-water initiatives, which includes over $250 million in capital funding.
–   The government passed the Greenbelt Protection Act, 2004, implementing a moratorium on new urban development in the Golden Horseshoe; Area.  The government has released a draft plan for consultation to establish a Golden Horseshoe Greenbelt and intends to have a final plan ready by mid-December.
–   In consultation with stakeholders, the government is developing Places to Grow, a framework to guide infrastructure investment in support of sustained growth in the Greater Golden Horseshoe--a region whose economic strength is a key driver of Ontario's prosperity.
–   In November 2003, the Province signed the Canada-Ontario Affordable Housing Agreement.  In
     February 2004, $56 million in joint federal-provincial funding was allocated for more than 2,300 new affordable housing units.
---------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

30                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

Economic growth has been slower in northern Ontario than in other parts of the province.  The Ontario
Government is committed to ensuring that the north fully shares in the province's opportunities.

NORTHERN PROSPERITY
Ontario government initiatives to support economic prosperity and job opportunities in the north include:

–  The Northern Ontario Prosperity Plan was announced in the 2004 Budget and formally launched in
    June.  The Plan includes economic initiatives such as:
    -    The Northern Ontario Grow Bonds pilot project, which would improve access to financing for new and expanding small and medium-sized businesses in northern Ontario; and
    -    Go North Investor Program, an international marketing initiative to showcase northern
         Ontario's competitive advantages and attract investment.
–  Funding for the Northern Ontario Heritage Fund Corporation (NOHFC) rose by $35 million for
    2004-05.  As part of the Northern Ontario Prosperity Plan, a refocused NOHFC will return to its original mandate of fostering private-sector job creation.
–  The government is moving forward with plans to improve northern Ontario's road infrastructure through a $256 million Northern Highways Program.
–  OSIFA was created in the 2004 Ontario Budget as an innovative financing vehicle to be used by
    Ontario communities to renew and build critical public infrastructure.  To date, OSIFA is assisting
    41 northern municipalities with $219 million in low-cost loans to assist in renewing their local infrastructure.
–  The government is investing in skills development in northern Ontario.  For example, construction has begun on the Northern Ontario Medical School.
–  The government is listening to the people of northern Ontario.  Four new Northern Development
    Councils (NDCs) will provide direct input from northerners on policy decisions that affect their region's prosperity and quality of life. In particular, the Far North NDC is an important step towards building a new co-operative partnership with northern Ontario's remote First Nations communities.
---------------------------------------------------------------------------------------------------------------

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2004 Ontario Economic Outlook and Fiscal Review                                                                31

-------------------------------------------------------------------------------------------------------------------

Conclusion

Ontario's economic performance is in line with the outlook presented in the 2004 Budget. Full-time job creation is on track for the largest gain in four years. Ontarians will see rising real after-tax income per capita this year, following a three-year period over which there was no growth. While higher oil prices and the recent rapid appreciation of the Canadian dollar to a 12-year high pose a particular challenge for
Ontario, exporters are adjusting by lowering costs and investing in improved production and distribution efficiencies. Consumers benefit from the higher dollar through cheaper imports.

The government recognizes that economic prosperity is built on our strengths: a highly skilled workforce;
an effective infrastructure system, including a reliable supply of energy; a competitive business cost environment; and modern, efficient public services. The Province is pursuing strategies to strengthen the foundations for the next generation of economic growth. These include expanding apprenticeship training and post-secondary enrolment, providing programs to make the best use of the skills and talents of immigrants, supporting infrastructure expansion, and strengthening the economies of Ontario's cities and regions. These strategies are being pursued as part of a responsible and accountable fiscal plan, which is described further in Annex II.

-------------------------------------------------------------------------------------------------------------------

32                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

Appendix: Details of the Ontario Economic
Outlook

The Ontario Economy, 2002 to 2007
----------------------------------------------------------------------------------------------------------------------------
                                                           Actual                              Projected
-------------------------------------------------  ----------------------- -------------------------------------------------
(Per Cent Change)                                        2002         2003        2004         2005        2006         2007
-------------------------------------------------  ----------  ----------- -----------  ----------- -----------  -----------
Real Gross Domestic Product                               3.7          1.6         2.3          3.2         3.1          3.3
     Personal consumption                                 3.6          3.0         2.2          2.6         3.0          3.2
     Residential construction                             9.3          4.9         5.6         -0.7         1.3          2.4
     Non-residential construction                        -1.8         -4.0        -2.4          2.3         3.1          3.0
     Machinery and equipment                             -4.2          7.6        10.8          6.7         5.9          5.4
     Exports                                              3.4         -1.3         5.1          4.8         3.9          3.9
     Imports                                              3.8          2.8         5.5          5.1         4.1          4.2
Nominal Gross Domestic Product                            5.7          3.2         4.4          5.1         5.1          5.2
Other Economic Indicators
     Retail sales                                         5.9          3.4         2.9          4.1         4.1          4.3
     Housing starts (000s)                               83.6         85.2        82.2         76.0        75.0         74.0
     Personal income                                      2.8          2.5         3.5          4.5         4.8          4.9
     Wages and salaries*                                  3.8          2.9         3.4          4.4         5.1          5.2
     Corporate profits                                   21.5          1.5         8.6          6.6         5.0          5.5
     Consumer Price Index                                 2.0          2.7         1.8          2.0         1.9          1.8
Labour Market
     Employment                                           1.8          2.6         1.7          1.8         2.0          2.1
     Job creation (000s)                                  105          161         103          112         131          138
     Unemployment rate (per cent)                         7.1          7.0         6.7          6.5         6.2          5.9
-------------------------------------------------  ----------  ----------- -----------  ----------- -----------  -----------
* Includes supplementary labour income.
Sources:          Statistics Canada, Canada Mortgage and Housing Corporation, and Ontario Ministry of Finance.
                                                   ----------  ----------- -----------  ----------- -----------  -----------

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2004 Ontario Economic Outlook and Fiscal Review                                                                33

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

34                                                                                              Ontario's Economy

-------------------------------------------------------------------------------------------------------------------

ANNEX II
Ontario's Finances
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                35

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

36                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Introduction

One year ago, former provincial auditor Erik Peters was asked by the Premier-designate to undertake an independent review of the Province's finances.  The review concluded that the Province faced a potentially large deficit for 2003-04, now confirmed to be $5.5 billion.  This deficit was not a one-year anomaly in an otherwise healthy fiscal situation.  It was a structural deficit caused by several years of much faster growth in program spending than in government tax revenues.  The structural deficit also raised significant accountability and transparency issues.

The 2004 Ontario Budget set out a four-year plan to improve accountability and transparency, and restore fiscal balance. The cornerstone of this plan is the proposed Fiscal Transparency and Accountability Act
(FTAA), introduced in the legislature last May.  Key elements of the proposed Act include requirements for a multi-year fiscal plan, a discussion of risks in the budget and mid-year report, as well as a pre-election report on the Province's finances that would be reviewed by the Provincial Auditor.

The 2004 Budget laid out the government's four-year plan to achieve a balanced budget through a mix of revenue generation, cost-containment measures and economic growth initiatives.  The structural deficit inherited from the previous government is being dealt with by taking a balanced and responsible approach to deficit reduction over the medium term, while providing funding for necessary programs and services to the public.  The government is on track to achieve its multi-year fiscal plan.  The $5.5 billion deficit in 2003-04 will be reduced to $2.2 billion in 2004-05, $2.1 billion in 2005-06 and $1.5 billion in 2006-07.
Ontario's books will be balanced by 2007-08.

This paper will provide an overview on:

–   Section I:            2004-05 Second Quarter Fiscal Update;
–   Section II:           Medium-Term Fiscal Plan and Outlook; and
–   Section III:          Potential Risks, Cost Drivers and Contingent Liabilities.

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2004 Ontario Economic Outlook and Fiscal Review                                                                37

-------------------------------------------------------------------------------------------------------------------

Section I: 2004-05 Second Quarter Fiscal
Update
2004-05 FISCAL SUMMARY
As at September 30, a deficit of $2,168 million is projected in 2004-05, an in-year improvement of
$71 million from the deficit projected in the 2004 Budget and an improvement of $67 million from the outlook presented in the First Quarter Ontario Finances.  The current 2004-05 fiscal outlook reflects the projected fiscal impact of the recent First Ministers' health agreement, which will increase Ontario's revenue and health spending by $824 million. The majority of these investments will be used to reduce wait times and improve access to primary care, home care, and community mental health care services.

2004-05 Fiscal Outlook
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                   Actual       Budget Plan        Outlook*        In-Year
                                                  2003-04         2004-05          2004-05          Change
---------------------------------------------------------------------------------------------------------------
Revenue**                                               68,400          78,360           79,041             681
Expense
     Programs                                           62,104          66,695           67,520             825
     Capital                                             2,175           2,575            2,575              --
     Interest on Debt                                    9,604          10,329           10,114            (215)
Total Expense                                           73,883          79,599           80,209             610
Reserve                                                     --           1,000            1,000              --
Surplus / (Deficit)                                     (5,483)         (2,239)          (2,168)             71
---------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30.
**   Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
Source: Ontario Ministry of Finance.
                                              -----------------------------------------------------------------
–   Total revenue is projected at $79.0 billion, a net increase of $0.7 billion from the 2004-05 Budget
     Plan. This increase is primarily due to the First Ministers' health agreement, which increases federal payments to Ontario by $824 million.
–   Total expense is projected to increase to $80.2 billion, up a net $0.6 billion from the Budget Plan. As a result of the recent First Ministers' health agreement, the Ministry of Health and Long-Term Care will receive an additional $824 million that will be spent on health care for Ontarians. This increase is partially offset by interest on debt savings of $215 million.
–   The reserve, included to protect the fiscal plan against unexpected and adverse changes in the economic and fiscal outlook, is unchanged at $1 billion.  Any portion of the reserve not required at year-end will be used to reduce the deficit.

-------------------------------------------------------------------------------------------------------------------

38                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

IN-YEAR REVENUE PERFORMANCE
Total revenue in 2004-05 is projected at $79,041 million, a net increase of $681 million from the 2004-05
Budget Plan and $677 million over the First Quarter Ontario Finances, mainly due to new revenues provided under the First Ministers' health agreement.

Summary of 2004-05 In-Year Revenue Changes Since Budget
($ Millions)
---------------------------------------------------------------------------------------------------------------
Revenue Changes This Quarter:*
Taxation Revenue
     Personal Income Tax                                                                       130
     Retail Sales Tax                                                                         (160)
     Gasoline Tax                                                                              (65)
     Land Transfer Tax                                                                          50
                                                                                      ------------
                                                                                                            (45)
Government of Canada
     Canada Health Transfer                                                                    388
     Medical Equipment                                                                         194
     Wait Times Reduction Fund                                                                 242
                                                                                      ------------
                                                                                                            824
Income from Government Enterprises
     Ontario Lottery and Gaming Corporation                                                   (102)
     Liquor Control Board of Ontario                                                            (9)
                                                                                      ------------
                                                                                                           (111)
Other Non-Tax Revenue
     Liquor Licence Revenue                                                                      8
     Miscellaneous Other Non-Tax Revenue                                                         1
                                                                                      ------------
                                                                                                              9
Total Revenue Changes This Quarter                                                                          677
Net Revenue Changes Reported in First Quarter Ontario Finances                                                4
Total In-Year Revenue Changes                                                                               681
---------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30.
Source: Ontario Ministry of Finance.
                                                                                      -------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                39

-------------------------------------------------------------------------------------------------------------------

Changes to the revenue forecast this quarter include:

–   Personal Income Tax revenue increasing by $130 million primarily due to higher 2003 tax assessments.
–   Retail Sales Tax revenue decreasing by $160 million primarily due to weaker consumer durable goods expenditures, notably low levels of vehicle sales to date this year.
–   Gasoline Tax revenue decreasing by $65 million due to reduced consumption corresponding to higher pump prices for gasoline.
–   Land Transfer Tax revenue increasing by $50 million due to continued high levels of housing resales.
–   Federal Payments increasing by $824 million based on the First Ministers' health agreement.  This amount includes increases in the Canada Health Transfer ($388 million), Medical Equipment revenue
     ($194 million) and new revenue ($242 million) for the Wait Times Reduction Fund.
–   Ontario Lottery and Gaming Corporation (OLGC) net income decreasing by $102 million largely due to lower earnings from the border casinos.  Business at border casinos continues to be adversely affected by the decreasing value of the U.S. dollar and perceived border-crossing slowdowns.  Lower
     Pro-Line lottery profits attributable to the National Hockey League labour dispute also lowered the
     OLGC net income outlook.
–   Market developments in the brewing industry have led to a move of warehousing and shipping functions for some products from the Liquor Control Board of Ontario (LCBO) to the brewing industry. This results in a $9 million reduction in LCBO net income through lower mark-up revenue
     ($8 million) and lower out-of-store cost of service fees ($1 million). The lower LCBO mark-up revenue is fully offset by increased Alcohol and Gaming Commission of Ontario fees, resulting in increased Liquor Licence Revenue of $8 million.
–   Miscellaneous Other Non-Tax Revenue increasing by $1 million from the Proceeds of Crime and
     Civil Remedies Special Purpose Accounts to offset the cost of managing forfeited assets as a result of combatting indoor marijuana grow operations in 2004-05.

-------------------------------------------------------------------------------------------------------------------

40                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

IN-YEAR EXPENSE PERFORMANCE
As at September 30, total expense for 2004-05 is projected at $80,209 million, up a net $610 million from the 2004-05 Budget Plan and First Quarter Ontario Finances. This increase is largely due to increased health spending of $824 million, equal to Ontario's entitlement based on the First Ministers' health agreement.  This increase is partially offset by interest on debt savings of $215 million.

Summary of 2004-05 In-Year Expense Changes Since Budget
($ Millions)
---------------------------------------------------------------------------------------------------------------
Operating Expense Changes This Quarter:*
Health Spending--increase reflects First Ministers' health agreement                             824
Justice Technology Service--transfer to Ministry of the Attorney General                           8
     Fully offset from Ministry of Community Safety and Correctional Services                    (8)
Peterborough flood disaster assistance                                                            5
     Fully offset from the Contingency Fund                                                      (5)
Integrated Financial Information System--implementation                                            3
     Fully offset from the Contingency Fund                                                      (3)
Managing forfeited assets--combatting indoor marijuana grow operations                             1
Interest on debt savings                                                                       (215)
     Total Operating Expense Changes This Quarter                                                           610
Capital Expense Changes This Quarter:*
Ontario Research Fund                                                                            13
     Fully offset from the Capital Contingency Fund                                             (13)
Peterborough flood disaster assistance                                                            3
     Fully offset from the Capital Contingency Fund                                              (3)
     Total Capital Expense Changes This Quarter                                                              --
Net Expense Changes Reported in First Quarter Ontario Finances                                               --
Total In-Year Expense Changes                                                                               610
---------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30.
Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.
                                                                                       ------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                41

-------------------------------------------------------------------------------------------------------------------

Operating Expense Changes
–   As a result of the recent First Ministers' health agreement, the Ministry of Health and Long-Term
     Care will receive an additional $824 million that will be spent on health care for Ontarians.  Of the additional $824 million, $194 million has been allocated for the purchase of medical equipment.  The remaining $630 million will be used for investments to reduce wait times and improve access to primary care, home care and community mental health care services.
–   An additional $8 million was provided in-year to the Ministry of the Attorney General as a result of the transfer of Justice Technology Services from the Ministry of Community Safety and Correctional
     Services.
–   An in-year expense increase of $5 million in the Ministry of Municipal Affairs and Housing, fully offset from the Contingency Fund, was provided for disaster relief assistance due to the flooding in
     Peterborough in July 2004.  This funding supported emergency costs incurred by individuals and small businesses, as well as public emergency response costs for the municipality.
–   An additional $3 million was provided in-year for the continued implementation of the Integrated
     Financial Information System, fully offset from the Contingency Fund.  The Ministry of the Attorney
     General, Ministry of Community Safety and Correctional Services and Management Board Secretariat
     each received $1 million.
–   An additional $1 million was provided in-year to the Ministry of the Attorney General for the costs of managing forfeited assets as a result of combatting indoor marijuana grow operations in 2004-05, fully offset by revenue.
–   Savings of $215 million on interest on debt are attributable to lower-than-planned interest rates and cost-effective debt management.

Capital Expense Changes
–   An additional $13 million was provided to the Ministry of Economic Development and Trade for the
     Ontario Research Fund, fully offset from the Capital Contingency Fund, to match the federal government's Canada Foundation for Innovation (CFI) grants.  This funding will enable Ontario researchers to acquire and upgrade equipment and infrastructure to enhance research.
–   An in-year expense increase of $3 million in the Ministry of Municipal Affairs and Housing, fully offset from the Capital Contingency Fund, was provided for disaster relief assistance due to the flooding in Peterborough in July 2004.  This funding is supporting the repair of public infrastructure in the Peterborough area.

-------------------------------------------------------------------------------------------------------------------

42                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

ONTARIO STRATEGIC INFRASTRUCTURE FINANCING AUTHORITY
In the 2004 Ontario Budget, the government created the Ontario Strategic Infrastructure Financing
Authority (OSIFA) as an innovative financing vehicle that can be used by the broader public sector to renew and build critical public infrastructure assets.  Renewing Ontario's public infrastructure improves the quality of public services and helps build a strong and prosperous economy.  This financing vehicle also provides the federal government with an opportunity to partner with Ontario.  We continue to encourage the federal government to participate in renewing Ontario's infrastructure.

OSIFA Infrastructure Renewal Loan Program
OSIFA will continue to develop and implement an infrastructure renewal loan program that provides efficient and affordable financing to meet critical municipal, health and housing infrastructure priorities.
OSIFA is based on a proven "pooled financing" concept that aggregates the infrastructure investment needs of many borrowers into one borrowing pool.  OSIFA offers low-cost and longer-term financing to assist borrowers in renewing their infrastructure.  The loans provided by OSIFA will be a key vehicle to achieving critical infrastructure objectives, particularly for many small municipal and other broader public-sector borrowers.  Larger borrowers can benefit from significant savings on transaction costs.

OSIFA's 2004-05 infrastructure renewal loan program, announced in the 2004 Ontario Budget, is focusing on Ontario's municipalities, offering affordable infrastructure financing for key municipal priorities: clean water infrastructure, sewage and waste management infrastructure, municipal roads and bridges, public transit, municipal long-term care facilities and renewal of municipal social housing.  OSIFA is assisting
170 Ontario municipalities in communities across the province. Over $2 billion in OSIFA financing is helping these municipalities with infrastructure investments for over 1,000 local projects.

Infrastructure Renewal Bonds
Funding for the Authority's infrastructure renewal loan program will come from the proceeds of the sale of Infrastructure Renewal Bonds (IRBs).  These bonds will be available to institutional and individual investors.  They will offer an investment that is backed by the credit strength of the broader public sector.
As promised in the 2004 Ontario Budget, the first issue of IRBs will take place later this fiscal year. IRBs will provide local investors with a solid investment for their families and an opportunity to invest in
Ontario's local infrastructure.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                43

-------------------------------------------------------------------------------------------------------------------

Ontario Strategic Infrastructure Financing Authority Loans/Commitments
---------------------------------------------------------------------------------------------------------------
                                                                      Category             Total Loans/
Category                                                            Commitments            Commitments
---------------------------------------------------------------------------------------------------------------
                                                                                      ($ Millions)       %
---------------------------------------------------------------------------------------------------------------
Clean Water Infrastructure                                                      126               599        28
Sewage Infrastructure                                                            83               641        30
Waste Management Infrastructure                                                  17                67         3
Municipal Roads                                                                  70               434        20
Municipal Bridges                                                                41                83         4
Public Transit                                                                   13               161         7
Municipal Long-Term Care                                                         10               181         8
Total                                                                                           2,166       100
---------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
Source: Ontario Strategic Infrastructure Financing Authority.
                                                                 ----------------------------------------------

Some examples of OSIFA's low-cost loans include over $5 million for sewage infrastructure in St. Clair
Township; $0.9 million for clean water in Killarney; $0.3 million for bridges in Thames Centre; and
$6.7 million for roads in the County of Dufferin.

Round 2 of OSIFA's 2004 loan program closed on October 29, 2004. An announcement indicating the approved municipal applications will be made shortly. For more information on OSIFA's loan program, please visit www.osifa.on.ca.

-------------------------------------------------------------------------------------------------------------------

44                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Section II: Medium-Term Fiscal Plan and
Outlook
MEDIUM-TERM FISCAL PLAN
In 2000-01, program spending by the previous government began to grow significantly faster than the rate of growth in taxation revenues, gradually creating the conditions for the fiscal imbalance or structural deficit that persists today. The current government's plan to eliminate the structural deficit will be achieved by transforming and modernizing government, and by holding program spending growth to less than the rate of growth in taxation revenues over the medium term.

[BAR CHART SHOWING THE PLAN FOR ELIMINATING THE STRUCTURAL DEFICIT BY FISCAL YEAR 2007-2008.]

The 2004 Budget laid out a clear four-year
strategy to eliminate the structural deficit and
achieve a balanced budget through a mix of
revenue generation, cost-containment
measures and economic growth initiatives.
The government's medium-term fiscal plan
includes steadily declining deficit targets of
$2.2 billion in 2004-05, $2.1 billion in 2005-
06, $1.5 billion in 2006-07 and a balanced
budget by 2007-08.

The government is on track to meet these
targets.  As at September 30, the projected
fiscal outlook is a deficit of $2,168 million in
2004-05, an improvement of $71 million from the target set out in the 2004 Budget.  The deficit target of
$2.2 billion includes a one-time revenue gain of $3.9 billion related to the projected elimination of the above-market liability for power purchase agreements with non-utility generators, if the proposed new legislation is passed, and the electricity market structure is in place this fiscal year.

MEDIUM-TERM FISCAL OUTLOOK
The government's medium-term fiscal outlook originally outlined in the 2004 Budget has been updated to reflect the impact of the recent First Ministers' health agreement.  As a result of the agreement,
Provincial revenues and Ministry of Health and Long-Term Care spending have both increased by $0.8 billion in 2004-05, $1.2 billion in 2005-06, and $1.3 billion in 2006-07 and 2007-08. The government's deficit targets for the medium term are unchanged, culminating in a balanced budget in 2007-08.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                45

-------------------------------------------------------------------------------------------------------------------

The following table outlines the current medium-term fiscal plan and outlook for the Province, including details of key revenue sources and planned spending for key sectors through to 2007-08.

Medium-Term Fiscal Outlook*
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                       2004-05        2005-06        2006-07        2007-08
---------------------------------------------------------------------------------------------------------------
Revenue
Taxation Revenue                                                54.0           57.7           60.6           63.5
Government of Canada                                            11.6           12.9           12.7           13.1
Income from Government Enterprises                               3.5            4.1            4.0            4.1
Other Non-Tax Revenue**                                         10.0            6.4            6.5            6.6
Total Revenue                                                   79.0           81.1           83.9           87.3
Expense
Programs
     Health Care                                                30.5           32.1           33.2           34.1
         Change Fund - Health Care***                            0.6
     Education                                                  10.6           11.3           11.7           12.0
     Training, Colleges and Universities                         4.2            4.3            4.3            4.4
     Social Services                                             9.1            9.4            9.6            9.7
     Justice                                                     2.9            2.9            2.8            2.8
     Other Programs                                              9.6            8.5            8.6            8.9
Total Programs                                                  67.5           68.4           70.2           71.9
Capital                                                          2.6            2.5            2.5            2.5
Interest on Debt                                                10.1           10.8           11.1           11.5
Total Expense                                                   80.2           81.7           83.9           85.8
Reserve                                                          1.0            1.5            1.5            1.5
Surplus / (Deficit)                                             (2.2)          (2.1)          (1.5)           0.0
---------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30.
**   Includes one-time revenue gain of $3.9 billion related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
***  Expense outlook for 2004-05 includes a one-time Change Fund of $1.0 billion, including $0.6 billion to assist with the transformation of the health care sector.
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
                                                   ------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

46                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Revenue
The medium-term revenue outlook from 2005-06 to 2007-08 is unchanged from the 2004 Budget, except for the additional revenues provided as a result of the First Ministers' health agreement.  While there have been a number of changes in the composition of the revenue outlook in the current year, it is expected that these changes will largely offset each other over the medium term.

Total revenue in 2007-08 is projected at $87.3 billion, an increase of $8.3 billion or 10.5 per cent over the
2004-05 forecast of $79.0 billion.  Apart from $3.9 billion in one-time revenues arising in 2004-05 from the projected elimination of the liability associated with power purchase agreements with non-utility generators, the forecast growth of revenue between 2004-05 and 2007-08 is 16.2 per cent.

–   Taxation Revenue is forecast to increase by $9.5 billion between 2004-05 and 2007-08, at an average annual growth rate of 5.6 per cent.  The average annual growth rate of nominal gross domestic product over the 2005 to 2007 period is 5.1 per cent.  The maturation of measures announced in the 2004
     Budget, particularly the proposed Ontario Health Premium that will be fully implemented in 2005-06, boosts the growth of Provincial tax revenues above what would normally be expected given the economic outlook.
–   Federal Payments to Ontario are forecast to increase by $1.5 billion between 2004-05 and 2007-08, with an average annual growth rate of 4.1 per cent.  The projection is consistent with the current federal- provincial transfer arrangements and funding formula, and includes the new funding provided under the First Ministers' health agreement of $824 million in 2004-05, $1.2 billion in 2005-06, and
     $1.3 billion in 2006-07 and 2007-08.
–   Income from Government Enterprises is forecast to rise by $0.6 billion between 2004-05 and 2007-08, with an average annual growth rate of 5.8 per cent.
–   Other Non-Tax Revenue is forecast to increase by $0.5 billion between 2004-05 and 2007-08, at an average annual growth rate of 2.6 per cent, excluding $3.9 billion in one-time revenues arising in
     2004-05 from the projected elimination of the liability associated with power purchase agreements with non-utility generators.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                47

-------------------------------------------------------------------------------------------------------------------

Expense
Over the medium term, total expense will rise from $80.2 billion this year to $85.8 billion in 2007-08, an increase of $5.6 billion.  Annual growth in total expense will average 2.3 per cent over this period, down from the 8.6 per cent rate of growth projected for 2004-05, a transition year as the Province moves to results-based fiscal planning and budgeting.

This slowing of Provincial spending growth over the medium term reflects:
     -   the maturing of the results-based planning process with improved accountability in Provincial spending; and
     -   a greater realignment of fiscal planning and budgeting to focus on the government's priorities and results.

In order to address the structural deficit inherited from the previous government and ensure a sustainable fiscal policy, program spending growth over the medium term will be held to a rate well below the rate of growth in taxation revenue.

To modernize and transform public services, a comprehensive review of programs the government delivers is underway.  The composition of ministries' multi-year results-based planning numbers could vary significantly.  These numbers will be reported in the 2005 Ontario Budget.

Reserve
Reserves of $1.0 billion in 2004-05, growing to $1.5 billion in subsequent years, have been included in the medium-term fiscal outlook to protect against unexpected and adverse changes in the economic and fiscal outlook.

-------------------------------------------------------------------------------------------------------------------

48                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

SECTOR OUTLOOK
Health Care
In September 2004, the Ontario Government, along with the other provinces and the federal government, signed a national health care agreement (First Ministers' health agreement) that will provide additional funds for health care including funding to help shorten wait times. As a result of the First Ministers' health agreement, spending in health care services is projected to increase by $824 million in 2004-05, $1.2 billion in 2005-06, and $1.3 billion in 2006-07 and 2007-08 above otherwise planned levels as noted in the 2004 Budget.

[BAR CHART SHOWING THE GROWTH IN HEALTH OPERATING SPENDING FROM 2001-2002 AND 2003-2004 WITH PROJECTIONS THROUGH 2007-2008.]

Including this additional new federal
funding, health care base program funding
over the medium term will rise by more than
$3.0 billion from $31.1 billion in 2004-05 to
$34.1 billion in 2007-08. Excluding the
additional funds from the First Ministers'
health agreement, major areas of health care
spending in 2004-05 include $11.3 billion in
operating support to Ontario's 152 hospitals
and $7.1 billion in OHIP payments to
physicians and other service providers. The
remainder of more than $11.8 billion in
health care spending supports a wide range
of services, including funding for drug
programs, long-term care facilities, home
care and other community services.

The results expected in this sector, as highlighted in the
government's Progress Report 2004, are:

Shorter waiting times for key services
o   Reduce waiting times for MRIs and CT scans, cancer care,
    cataract and cardiac procedures, and hip and knee joint
    replacements

More families with access to primary health care
o   Establish 150 Family Health Teams to provide
    comprehensive primary care

Preventing illness, promoting wellness
o   Reduce illnesses from smoking, obesity and environmental
    pollution

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                49

-------------------------------------------------------------------------------------------------------------------

Education
Ministry of Education operating spending is projected to increase from $10.6 billion in 2004-05 to
$12.0 billion in 2007-08.  On a school-year basis, funding to school boards through the Grants for Student
Needs (GSN) will increase by $2.1 billion in 2007-08 over the 2003-04 level.  Per-student funding over the same period will increase by more than 14 per cent to nearly $9,100 in 2007-08, or over $1,100 per student.

The results expected in this sector, as highlighted in the
government's Progress Report 2004, are:

Higher literacy and math achievement
o   Increase the percentage of Grade 6 students performing at
    or above the standard on the Provincial reading and math
    tests to 75%
o   Improve the performance of those schools where 2/3 or
    more of the students do not meet the Provincial standard in
    Grade 3 reading tests

Lower high school drop-out rate
o   Reduce the number of students who leave high school
    without a diploma

To support a better learning environment, the
medium-term plan includes enhancements
such as $90 million in 2004-05 to begin to
cap class sizes at 20 students for junior
kindergarten to Grade 3 and $200 million
annually, starting in 2005-06, for an
infrastructure fund to repair crumbling
schools. Additional enhancements include
$133 million in 2004-05, annualizing to
$250 million in 2005-06, primarily to
provide resources to teachers to help every
child progress towards achieving the
provincial standard in literacy and math and
turnaround teams of experts working with poor-performing schools to improve student performance.

-------------------------------------------------------------------------------------------------------------------

50                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Training, Colleges and Universities
To support post-secondary education, student financial assistance, and apprenticeship and training programs, the operating spending of the Ministry of Training, Colleges and Universities is projected to increase by $0.5 billion between 2003-04 and 2007-08. Post-secondary funding in 2004-05 includes
$3.0 billion to support the basic operating costs of colleges and universities and to assist in increasing enrolment in post-secondary education by 50,000 students.  Student financial assistance of $0.4 billion in
2004-05 will be provided for the Ontario Student Assistance Program, scholarships and  bursaries.  The
Province has launched a Post-secondary Review, headed by former premier Bob Rae, to provide advice about the design and funding of Ontario's post-secondary education system.

The results expected in this sector, as highlighted in the
government's Progress Report 2004, are:

A skilled workforce
o   Increase participation in post-secondary education and skills training
o   Increase the percentage of internationally trained people
    becoming qualified to work in Ontario

In addition, Ministry spending over four
years on training and apprenticeship
program activities, set at $0.3 billion in
2004-05, will increase the number of
apprenticeship registrations by 7,000
annually.  This spending will also support
the integration of internationally trained
professionals into Ontario, including
bridging training programs that provide Canadian work experience.

Social Services
Funding for the social services sector, which includes the Ministries of Community and Social Services, and Children and Youth Services, is projected to  increase $0.6 billion by 2007-08 from the 2004-05 level.
In 2004-05, operating expense in the Ministry of Community and Social Services includes $4.6 billion to provide assistance to individuals and families through Ontario Works, Ontario Disability Support and the
Ontario Drug Benefit Plan.  In addition, $1.0 billion is provided this year for support services for people with developmental disabilities, including community living, respite care and specialized community supports.

The major components of spending in the Ministry of Children and Youth Services include $1.1 billion in 2004-05 for child welfare services and $0.6 billion for child care supports, including child care fee subsidies to help make the system more affordable.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                51

-------------------------------------------------------------------------------------------------------------------

Justice Sector
The justice sector, comprising the Ministry of the Attorney General and Ministry of Community Safety
and Correctional Services, will spend $2.9 billion in 2004-05 to support justice programs and build stronger, safer communities.  This funding will support the operation of 40 Provincial jails and detention centres, housing an average of about 7,700 offenders each day, and the supervision of another 80,000 offenders serving sentences in the community.  Other key justice sector programs and services include legal aid and victims' services, the funding of about 5,000 Ontario Provincial Police officers across the province and the operation of over 250 courts, prosecuting about 500,000 charges a year.

Other Program Spending
Funding for all other Provincial programs in 2004-05 is $9.6 billion.  Spending in this sector focuses on such varied areas as ensuring that Ontario has a clean environment, competitive business climate, efficient government services and a reliable supply of energy.

The results expected in this sector, as highlighted in the
government's Progress Report 2004, are:

Competitive business environment
o   Ensure a competitive business environment that will attract jobs to, and investment in, Ontario's economy
o   Ensure a reliable energy supply

Modern, efficient public services
o   Deliver timely, cost-effective and accountable public services

This funding also supports the Ontario
Automotive Investment Strategy, a
$500 million multi-year funding
commitment, that will increase investment
in new innovative technologies and
enhanced skills training to ensure Ontario
maintains its competitive advantages in
automobile and parts production.

To modernize and transform public services, a comprehensive review of programs the government delivers is underway. The composition of ministries' multi-year results-based planning numbers could vary significantly.  These numbers will be reported in the 2005 Ontario Budget.

-------------------------------------------------------------------------------------------------------------------

52                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

INFRASTRUCTURE INVESTMENT
Investments for Economic Growth and Quality of Life

Modernizing Ontario's Transportation Infrastructure
o   Two cents of the gas tax for municipal transit systems,
    started with the first cent this October.
o   New Canada-Ontario Municipal Rural Infrastructure Fund for
    rural roads and bridges and water and waste water
    management projects.
o   Projects underway to improve the Windsor, Niagara and
    Sarnia border crossings, including improvements to the
    Windsor-Detroit Tunnel Plaza and to the Queenston-
    Lewiston Bridge.  Planning for potential new or expanded
    border crossings in Windsor and Niagara is proceeding
    through two bi-national processes.
o   First phase of cross-GTA Bus Rapid Transit system under
    construction in Mississauga.
o   Investments to make GO Transit more convenient and
    attractive, including brand-new stations in Brampton and
    Newmarket and expanded parking lots at the Whitby, Ajax
    and Clarkson stations.
o   An environmental assessment is underway relating to the
    extension of the Spadina subway line.
o   Environmental assessments for the new Waterloo LRT and
    expansion of the Ottawa O-Train.
o   Long-term program to rebuild Highway 401 through Toronto
    is well underway, improving safety and relieving congestion.
o   Highway 69 safety initiative between Sudbury and Parry
    Sound to add paved shoulders, truck lay-by stations and
    electronic signs with traffic and weather condition updates.

Infrastructure is fundamental to a prosperous
economy, modern and efficient public
services, and Ontario's high quality of life.
Its impact on productivity is profound.
Every additional $1 million invested in
public infrastructure reduces Ontario
business costs by $200,000 annually.

Ontario's gross capital investment of
$3.3 billion in 2004-05 will help improve
the transportation networks vital to the
economy, help reduce wait times for health
services, improve learning environments for
students, and contribute to a cleaner
environment.

This investment is being used to keep our
current assets in good working order, to
upgrade them to meet new standards or
provide better services, and to build new
infrastructure to accommodate economic
and population growth.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                53

-------------------------------------------------------------------------------------------------------------------

Transforming Ontario's Health Infrastructure
o   New and expanded regional cancer centres to reduce wait
    times and provide treatment closer to home: Lakeridge
    Health in Oshawa, Credit Valley Hospital, the Hamilton
    Health Sciences Centre and the Grand River Hospital in
    Kitchener.
o   Modernization and expansion projects worth over $25 million each are in progress at nearly 40 hospitals in communities across the province including Toronto, Brampton,
    Mississauga, Hamilton, London, Windsor, Orillia, Ottawa and
    Parry Sound.
o   Upgrading children's treatment centres in North Bay,
    London, Windsor and Thunder Bay.

The government is also planning for the
long term. For the first time, the Province is
developing a Ten-Year Infrastructure Plan.
The new growth management plan for the
Greater Golden Horseshoe Area will help
guide future infrastructure investments in
ways that accommodate growth while
preserving green space and valuable
agricultural land.

Investing in Ontario's Education & Research Infrastructure
o   More than 21,000 new spaces over three years at 13
    colleges and universities.
o   A new $2 billion investment to repair crumbling schools
    across the province.
o   $25 million for research infrastructure.

The government has established a Water
Expert Panel to provide advice on the future
organization, governance, investment,
financing and pricing of Ontario's water and
wastewater systems
(www.waterpanel.ontario.ca).

The Province will soon be launching, with the federal government and the Association of Municipalities of Ontario, the $900 million Canada-Ontario Municipal Rural Infrastructure Fund (COMRIF) for small and rural municipalities to improve water and wastewater treatment systems, waste management and to fix local roads and bridges.

Ontario's global competitive position depends upon leading-edge research.   The Province will create a
new Ontario research fund that will provide $300 million over four years for research infrastructure in hospitals, post-secondary institutions and other research institutes, including $25 million this year.

-------------------------------------------------------------------------------------------------------------------

54                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

MODERNIZING GOVERNMENT
The 2004 Ontario Budget included a commitment to undertake a comprehensive review of the programs the government delivers, in order to ensure the long-term fiscal viability of the programs that matter most to Ontarians.

This review process, co-ordinated through the Ministry of Finance, is a systematic effort to align long-term budgeting with priorities and results.  The government's focus is on modernizing and transforming public services to achieve long-term, cost-effective results.

The first measures in this review include:

–  Identifying opportunities for federal-provincial streamlining.
–  Modernizing inter-ministry service delivery and transactions, including:
    -  reviewing Ontario's annual expenses on information technology, which exceed $0.9 billion;
    -  reviewing Ontario's internal purchasing and business transactions;
    -  supporting the OntarioBuys Working Group in work underway to identify and expand best practices in supply chain management in Ontario's broader public sector, with a focus on
       Ontario's hospitals; and
    -  finalizing the implementation of the government-wide Integrated Financial Information System
       (IFIS).

The results of these and other modernizing government initiatives will be reported on in the coming weeks and months, in keeping with the government's commitment to open, accountable public-sector management.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                55

-------------------------------------------------------------------------------------------------------------------

MAINTAINING A PRUDENT DEBT-TO-GDP RATIO
As part of the government's plan to eliminate the structural deficit and ensure that the Province lives within its means, the government is committed to maintaining a prudent level of Provincial debt relative to the size of Ontario's economy or Gross Domestic Product (GDP). This objective is consistent with the reforms identified in the 2004 Budget and outlined in the government's proposed Fiscal Transparency and
Accountability Act (FTAA).

Ongoing debt accumulation can significantly limit the extent to which vital public services can be funded, as increasing interest on debt charges "crowd out" funds available for spending on other government priorities.  In fact, over the past 25 years, the share of total expense devoted to paying interest on Ontario's debt has more than doubled: from about 6 per cent of total expense in 1978-79 to 13 per cent in 2003-04.

[BAR CHART SHOWING THE MULTI-YEAR BALANCED BUDGET PLAN AND THE PROJECTED DEBT-TO-GDP RATIO FROM 2003-2004 THROUGH TO 2007-2008.]

High debt levels can also incur
intergenerational costs, where the current
consumption of Ontario's services is paid for
by future generations. Should legitimate
circumstances arise wherein the government
determines that deficits are necessary in order
to respond effectively to short-term economic
and fiscal considerations and priorities, the
FTAA would require the government to
indicate how it plans to return the Province's
books to balance.

It is important to note that the performance of
the debt-to-GDP ratio is heavily dependent
upon a range of factors--including, for
example, variations in the economic and fiscal outlook. For example, assuming all fiscal targets are met, a sustained one percentage point change in nominal GDP growth over the medium term could affect the debt-to-GDP ratio by +/- 0.8 percentage points by 2007-08. There are other risks as well, like changing the composition of the Province's reporting entity to reflect the financial position of school boards and school authorities, community colleges and hospitals.

Consistent with its plan to balance the budget, the government is committed to improving the Province's debt-to-GDP ratio by three percentage points from 25.1 per cent in 2003-04 to no more than 22 per cent by 2007-08.  By achieving this target, the government will have reduced the Province's debt-to-GDP ratio to its lowest level in 15 years.

-------------------------------------------------------------------------------------------------------------------

56                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Section III: Potential Risks, Cost Drivers and
Contingent Liabilities

This section highlights some of the key sensitivities and risks to the fiscal plan that could follow from unexpected changes in economic conditions or program demand.  It should be cautioned that these sensitivities and risks are only useful guidelines and can vary, depending on the nature and composition of potential risk.

THE ONTARIO ECONOMY AND PROVINCIAL REVENUES
A growing economy with rising incomes and consumer spending generates higher revenues to pay for public services. Taxation revenues comprise the largest category of revenue for the Provincial government.
Of the $79 billion forecast as Provincial revenue for 2004-05, $54 billion or about 68 per cent is expected to come from taxation revenue.  Three revenue sources within this category--Personal Income Tax, Retail
Sales Tax and Corporations Tax--account for 53 per cent of total revenue.  Inherent in any multi-year revenue forecast is uncertainty about the future.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                57

-------------------------------------------------------------------------------------------------------------------

Selected Economic and Revenue Risks and Sensitivities
----------------------------------------------------------------------------------------------------------------
Item/Key Components                 2004-05 Assumption                 Sensitivities
---------------------------------------------------------------------- -----------------------------------------
Total Taxation Revenues
- Revenue Base1                     3.9 per cent growth                $505 million change in revenues per
                                                                       percentage point change in nominal
                                                                       GDP growth. Can vary significantly
                                                                       depending on composition and source
                                                                       of changes in GDP growth.
- Real GDP                          2.3 per cent growth in 2004
- Nominal GDP                       4.4 per cent growth in 2004
- GDP Deflator                      2.0 per cent growth in 2004

Personal Income Tax Revenues
Tax Assessments
- Revenue Base                      $18.3 billion in 2003              $365 million change in 2004-05
                                    4.2 per cent growth in 2004-05     revenues for each percentage point
                                                                       change in 2003 tax assessments.2,4

Key Economic Assumptions
- Employment                        1.7 per cent growth in 2004        $220 million change in 2004-05
                                                                       revenues for each percentage point
                                                                       change in wages and salaries growth.
- Wages and Salaries                3.3 per cent growth in 2004
- Unincorporated Business           5.1 per cent growth in 2004
   Income

Key Revenue Assumptions
- Net Capital Gains Income          4.4 per cent growth in 2004        $5 million change in revenue per one
                                                                       percentage point change in net capital
                                                                       gains income growth.
- RRSP Deductions                   4.9 per cent growth in 2004

                                                                       $10 million change in revenue per one
                                                                       percentage point change in RRSP
                                                                       deductions growth.
Retail Sales Tax Revenues
- Revenue Base                      4.0 per cent growth                $90 million change in revenue per
                                                                       percentage point change in nominal
                                                                       consumption expenditure growth.
Includes:
- Taxable Consumer Spending         2.0 per cent growth
- Other Taxable Spending            6.4 per cent growth

Key Economic Assumptions
- Retail Sales                      2.9 per cent growth in 2004
- Nominal Consumption               3.7 per cent growth in 2004
   Expenditure
---------------------------------------------------------------------- -----------------------------------------

-------------------------------------------------------------------------------------------------------------------

58                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Selected Economic and Revenue Risks and Sensitivities
----------------------------------------------------------------------------------------------------------------
Item/Key Components                 2004-05 Assumption                 Sensitivities
                                    ---------------------------------- -----------------------------------------
Corporations Tax Revenues
- Revenue Base                      5.8 per cent growth                $50 million change in revenue per
                                                                       percentage point change in pre-tax
                                                                       corporate profit growth.
- Corporate Profits                 8.6 per cent growth in 2004
                                                                       -----------------------------------------
- 2003-04 tax assessment            $1.7 billion payable
   refunds3
                                                                       -----------------------------------------
                                                                       $34 million change in the opposite
                                                                       direction in revenue per one
                                                                       percentage point change in 2003-04
                                                                       refunds.4
---------------------------------------------------------------------- -----------------------------------------
Employer Health Tax Revenues
- Revenue Base                      3.1 per cent growth                $30 million change in revenue per
                                                                       percentage point change in wages and
                                                                       salaries growth.
                                                                       -----------------------------------------
- Wages and Salaries                3.3 per cent growth in 2004

----------------------------------------------------------------------
Ontario Health Premium Revenues
                                    ----------------------------------
- Revenue Base                      4.3 per cent growth                $20 million change in revenue per
                                                                       percentage point change in personal
                                                                       income growth.
                                                                       -----------------------------------------
- Personal Income                   3.5 per cent growth in 2004

----------------------------------------------------------------------
Gasoline Tax Revenues
- Revenue Base                      0.0 per cent growth                $8 million change in the opposite
                                                                       direction in revenue per one cent per
                                                                       litre change in gasoline prices.
                                                                       -----------------------------------------
- Gasoline pump prices              80 cents per litre

----------------------------------------------------------------------
Fuel Tax Revenues
- Revenue Base                      6.3 per cent growth                $10 million change in revenue per
                                                                       percentage point change in real GDP
                                                                       growth.
                                                                       -----------------------------------------
- Real GDP                          2.3 per cent growth in 2004

----------------------------------------------------------------------
Land Transfer Tax Revenues
- Revenue Base                      9.0 per cent growth                $10 million change in revenue per
                                                                       percentage point change in both the
                                                                       number and prices of housing resales.
                                                                       -----------------------------------------
- Housing Resales                   6.1 per cent growth in 2004
- Resale Prices                     7.2 per cent growth in 2004
----------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                59

-------------------------------------------------------------------------------------------------------------------

Selected Economic and Revenue Risks and Sensitivities
----------------------------------------------------------------------------------------------------------------
Item/Key Components                 2004-05 Assumption                 Sensitivities
                                    ----------------------------------
Health and Social Transfers
- Canada-wide Revenue Base          $21.6 billion                      $30 million change in revenue per one-
                                                                       tenth percentage point change in
                                                                       population share.
- Ontario Population Share          38.8 per cent
- Ontario PIT Base Share            44.0 per cent
- Ontario Revenue Share             37.1 per cent                      $10 million change in the opposite
                                                                       direction in revenue per one-tenth
                                                                       percentage point change in PIT base
                                                                       share.
---------------------------------------------------------------------- -----------------------------------------
1.  Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2.  Ontario 2003 Personal Income Tax (PIT) revenue is currently an estimate because 2003 tax returns are currently being assessed by Canada Revenue Agency.
3.  Corporations Tax refunds arising during 2003-04 are still an estimate because tax returns for corporate fiscal years ending in
    Ontario's 2003-04 fiscal year are still being assessed by the Tax Revenue Division of the Ontario Ministry of Finance.
4.  Now that 2003-2004 Public Accounts of Ontario have been finalized, any change in 2003 PIT assessments or 2003-04 Corporations
    Tax revenues will have a dual effect on 2004-05 revenues through a) a change in the revenue base upon which this year's growth is applied, and b) a revenue adjustment applied against the current year in respect of any variance from the estimate included in the
    2003-2004 Public Accounts.
                                    ---------------------------------- -----------------------------------------

-------------------------------------------------------------------------------------------------------------------

60                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

EXPENSE RISKS AND SENSITIVITIES
Many programs delivered by the Province are subject to potential risks and cost drivers such as utilization growth or enrolment and caseload changes.  The following sensitivities are based on averages for program areas and might change, depending on the nature and composition of the potential risk.

Selected Expense Risks and Sensitivities
------------------------------------------------------------------------------------------------------------------
Program                        2004-05 Assumption                    Sensitivities
-----------------------------  ------------------------------------  ---------------------------------------------
Hospitals                      Annual growth of 4.4 per cent         One per cent change in hospital funding:
                                                                     $113 million.
Drug Programs                  Annual growth of 8.3 per cent         One per cent change in utilization of all
                               (in health/seniors)                   drug programs:  $31 million (seniors and
                                                                     social assistance recipients).
Home Care/Community            Over 15.6 million hours of            One per cent change in hours of
    Services                   homemaking and support services       homemaking and support services:
                                                                     $4 million.
                               7.9 million nursing and professional  One per cent change in nursing and
                               visits                                professional visits:  $5 million.
Long-Term Care Facilities      Approximately 74,400 long-term        Annual average Provincial operating cost
                               care facility beds                    per bed, after resident co-payment revenue,
                                                                     in a long-term care facility is over $33,000.
                                                                     One per cent change in number of beds:
                                                                     $25 million.
Elementary and Secondary       Almost 2 million average daily pupil  One per cent enrolment change:
    Schools                    enrolment                             $160 million.
College Students               151,000 full-time students            One per cent enrolment change: $6 million.
University Students            295,000 full-time students            One per cent enrolment change:
                                                                     $20 million.
Ontario Works                  196,000 average annual caseload       One per cent caseload change: $15 million.
Ontario Disability Support     225,000 average annual caseload       One per cent caseload change: $22 million.
    Program
-----------------------------  ------------------------------------  ---------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                61

-------------------------------------------------------------------------------------------------------------------

Selected Expense Risks and Sensitivities
------------------------------------------------------------------------------------------------------------------
Program                        2004-05 Assumption                    Sensitivities
                               ------------------------------------  ---------------------------------------------
Judicial System                2.8 million adult inmate days per     Average cost $155 per inmate per day.
                               year                                  One per cent change in inmate days:
                                                                     $4 million.
Interest on Debt               Average cost of borrowing at the      The impact of a 100 basis-point change in
                               time of the 2004 Budget was           borrowing rates is expected to be
                               expected to be approximately 4.9      approximately $150 million.
                               per cent.
-----------------------------  ------------------------------------  ---------------------------------------------

COMPENSATION COSTS
Compensation costs and wage settlements are key cost drivers and have a substantial impact on both the finances of broader public-sector partners and the Province.

                                                Cost of 1%
Sector                                       salary increase    Size of Sector
--------------------------------------------------------------  ------------------------------------------------
OHIP Payments to Physicians                    $58 million*     Over 21,000 physicians in Ontario, comprising
                                                                10,000 family doctors and 11,000 specialists.
Hospital Nurses                                $34 million*     Over 40,000 nurses in hospitals.
Elementary and Secondary School Staff         $119 million**    Over 180,000 staff including teachers,
                                                                principals, administrators, support and
                                                                maintenance staff.
Ontario Public Service                         $45 million*     Over 60,000 public servants.
--------------------------------------------------------------  ------------------------------------------------
*   Based on 2003-04.
**  One per cent increase to salary benchmarks in Grants for Student Needs based on 2004-05 school year.
                                            ------------------  ------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

62                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

CONTINGENT LIABILITIES
Consistent with the recommendations of the proposed Fiscal Transparency and Accountability Act
(FTAA), the following is a disclosure of the contingent liabilities of the Province. It is reproduced from the 2003-2004 Annual Report and Consolidated Financial Statements of the  2003-2004 Public Accounts
of Ontario, released in September 2004.

Obligations Guaranteed by the Province
The authorized limit for loans guaranteed by the Province as at March 31, 2004 was $4.4 billion (March
31, 2003, $5.2 billion). The outstanding loans guaranteed and other contingencies amounted to $3.4 billion at March 31, 2004 (March 31, 2003, $4.1 billion). A provision of $397 million (March 31, 2003, $391 million) based on an estimate of the likely loss arising from guarantees under the Student Support
Programs has been expensed and is reflected in the 2003-2004 Annual Report and Consolidated Financial
Statements of the Province.

Ontario Nuclear Funds Agreement
The Province, Ontario Power Generation Inc. (OPG, a wholly owned subsidiary) and certain subsidiaries of OPG, are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price
Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

On July 31, 2003, two agreements came into effect to satisfy the Canadian Nuclear Safety Commission
(CNSC) licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations. One agreement, between the Province, OPG and the CNSC, gives CNSC access to the segregated funds established under ONFA. The other agreement, between the Province and CNSC, provides a direct provincial guarantee to CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province will receive from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                63

-------------------------------------------------------------------------------------------------------------------

Social Housing--Loan Insurance Agreements
For all non-profit housing projects in the Provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal Affairs and Housing or Ontario Housing Corporation.

At March 31, 2004, there were $9.0 billion (March 31, 2003, $9.3 billion) of mortgage loans outstanding.
As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely.  To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown
At March 31, 2004, there were claims outstanding against the Crown of which 80 (March 31, 2003, 77)
are for amounts over $50 million.  These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items, and are listed in Volume 1, 2003-2004 Public Accounts of Ontario, Section 3.  The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

-------------------------------------------------------------------------------------------------------------------

64                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Conclusion

Upon assuming office, the government inherited a structural deficit.  This imbalance between revenues and expense did not happen overnight, but was several years in the making.  Unless addressed, this fiscal imbalance would lead to continued chronic and unacceptable deficits through the medium term.

The 2004 Ontario Budget laid out a four-year strategy to eliminate this structural deficit and achieve a balanced budget.  The government's medium-term plan achieves this through a mix of revenue generation, cost-containment measures and economic growth initiatives. At the same time, the government's plan takes a balanced and responsible approach to deficit reduction by providing funding for necessary public services and programs.

While the recent provision of additional funding from the federal government for health care was welcome, the fiscal challenges facing the Province are significant.  Addressing these challenges will require ongoing vigilance and a commitment to the government's medium-term fiscal plan.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                65

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

66                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Tables and Graphs

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                67

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

68                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Statement of Financial Transactions                                                                     Table 1
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                                                          Actual     Outlook*
                                                     2000-01     2001-02     2002-03     2003-04     2004-05
---------------------------------------------------------------------------------------------------------------
Revenue**                                                66,294      66,534      68,891      68,400      79,041
Expense
    Programs                                             51,396      53,932      57,204      62,104      67,520
    Capital***                                            2,123       1,890       1,876       2,175       2,575
    Interest on Debt                                     10,873      10,337       9,694       9,604      10,114
Total Expense                                            64,392      66,159      68,774      73,883      80,209
Reserve                                                       -           -           -           -       1,000
Surplus / (Deficit)                                       1,902         375         117      (5,483)     (2,168)
Net Debt+                                               132,496     132,121     132,647     138,557     141,493
Accumulated Deficit+                                    132,496     132,121     118,705     124,188     126,356
---------------------------------------------------------------------------------------------------------------
Note   2000-01 to 2002-03 have been restated to reflect the reclassification of adjustments related to recovery of prior years' expenses from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the Surplus/Deficit.
*   Second-quarter fiscal forecast as at September 30.
**  Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
***    Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the
    Surplus/Deficit plus the change in tangible capital assets.  Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit.
                                                   ------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                69

-------------------------------------------------------------------------------------------------------------------

Revenue                                                                                                  Table 2
($ Millions)
----------------------------------------------------------------------------------------------------------------
                                                                                             Actual   Outlook*
                                                            2000-01    2001-02   2002-03    2003-04    2004-05
------------------------------------------------------------------------------------------ ---------------------
Taxation Revenue
    Personal Income Tax                                        17,911     19,097    18,195     18,301     19,050
    Retail Sales Tax                                           13,735     13,803    14,183     14,258     14,876
    Corporations Tax                                            9,200      6,646     7,459      6,658      8,250
    Employer Health Tax                                         3,424      3,502     3,589      3,753      3,862
    Gasoline Tax                                                2,172      2,192     2,306      2,264      2,263
    Fuel Tax                                                      648        659       682        681        716
    Ontario Health Premium                                          -          -         -          -      1,622
    Tobacco Tax                                                   504        703     1,183      1,350      1,452
    Land Transfer Tax                                             642        665       814        909        977
    Electricity Payments-In-Lieu of Taxes                         907        387       711        627        630
    Other Taxes                                                   333        371       429        347        259
                                                          -------------------------------- ---------------------
                                                               49,476     48,025    49,551     49,148     53,957
------------------------------------------------------------------------------------------ ---------------------
Government of Canada
    Canada Health and Social Transfer (CHST)                    4,138      5,831     7,346      6,958          -
    Canada Health Transfer (CHT)                                    -          -         -          -      5,065
    Canada Social Transfer (CST)                                    -          -         -          -      2,924
    CHST Supplements                                              757        380       191        577        775
    Social Housing                                                541        524       525        528        521
    Health Reform Fund                                              -          -         -        387        582
    Medical Equipment                                             190        190         -        192        387
    Wait Times Reduction Fund                                       -          -         -          -        242
    Infrastructure                                                  2          -        97        150        267
    Other Government of Canada                                    501        829       735      1,101        859
                                                          -------------------------------- ---------------------
                                                                6,129      7,754     8,894      9,893     11,622
------------------------------------------------------------------------------------------ ---------------------
Income from Investment in Government Business Enterprises
                                                          -------------------------------- ---------------------
    Ontario Lottery and Gaming Corporation                      2,181      2,255     2,288      2,106      2,015
    Liquor Control Board of Ontario                               877        904       939      1,045      1,108
    Ontario Power Generation Inc. and Hydro One Inc.              783        179       717        (17)       335
    Other Government Enterprises                                   14          7        (2)       (64)        (5)
                                                                3,855      3,345     3,942      3,070      3,453
------------------------------------------------------------------------------------------ ---------------------
Other Non-Tax Revenue
    Net Reduction of Power Purchase Contract Liability**            -          -       161        104      4,024
    Reimbursements                                              1,809      1,592     1,111      1,206      1,252
    Electricity Debt Retirement Charge                              -          -       889      1,000      1,009
    Vehicle and Driver Registration Fees                          929        941       982        985        987
    Power Sales                                                   695        815       635        510        675
    Other Fees and Licences                                       503        474       606        594        536
    Liquor Licence Revenue                                        525        530       530        488        507
    Sales and Rentals                                             637        344       560        532        403
    Royalties                                                     235        224       304        248        239
    Miscellaneous Other Non-Tax Revenue+                        1,501      2,490       726        622        377
                                                                6,834      7,410     6,504      6,289     10,009
------------------------------------------------------------------------------------------ ---------------------
Total Revenue+                                                 66,294     66,534    68,891     68,400     79,041
------------------------------------------------------------------------------------------ ---------------------
*   Second-quarter fiscal forecast as at September 30.
**  Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
+   2000-01 to 2002-03 have been restated to reflect the reclassification of adjustments related to recovery of prior years' expenses from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the Surplus/Deficit.
                                                          -------------------------------- ---------------------

Operating Expense                                                                                       Table 3
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                                                           Actual    Outlook*
Ministry                                                 2000-01    2001-02    2002-03     2003-04    2004-05
---------------------------------------------------------------------------------------------------------------
Agriculture and Food+                                          635        775         616        673        549
Attorney General                                               969        995       1,052      1,199      1,172
Board of Internal Economy                                      116        124         146        196        149
Children and Youth Services                                  2,070      2,244       2,431      2,640      2,832
Citizenship and Immigration+                                    66         59          53         52         62
Community and Social Services+                               5,800      5,807       5,842      5,995      6,317
Community Safety and Correctional Services+                  1,419      1,513       1,656      1,666      1,738
Consumer and Business Services                                 155        172         178        182        213
Culture                                                        236        279         331        303        277
Democratic Renewal Secretariat                                   -          -           -          -          4
Economic Development and Trade+                                200        221         242        253        414
Education+                                                   7,963      8,354       8,998      9,665     10,623
    Teachers' Pension Plan (TPP)                              (402)        42         238        235        359
Energy                                                         344        367         144        116        137
Environment                                                    190        265         237        261        304
Executive Offices                                               21         19          20         24         19
Finance - Own Account+                                       1,147      1,197       1,092      1,255      1,184
    Interest on Debt                                        10,873     10,337       9,694      9,604     10,114
    Change Fund                                                  -          -           -          -        328
    Community Reinvestment Fund                                561        557         622        651        656
    Electricity Consumer Price Protection Fund                   -          -         665        253          -
    Power Purchases                                            695        815         786        797        946
Health and Long-Term Care+                                  22,701     23,923      25,800     28,036     30,476
    Change Fund                                                  -          -           -          -        609
    SARS-related and Major One-Time Health Costs                 -          -           -        824          -
Intergovernmental Affairs                                        6          6           9          6          9
Labour                                                         104        110         123        117        133
Management Board Secretariat+                                  144        246         186        214        356
    Retirement Benefits                                        (33)        63         102        309        433
    Contingency Fund                                             -          -           -          -        957
Municipal Affairs and Housing+                               1,792      1,136         636        662        697
Native Affairs Secretariat+                                     17         13          16         15         14
Natural Resources                                              417        438         454        516        505
Northern Development and Mines                                  69         75          73         76         73
Office of Francophone Affairs                                    4          5           3          3          4
Public Infrastructure Renewal                                    9         15          33         18         31
Tourism and Recreation                                         124        143         135        209        184
Training, Colleges and Universities+                         3,264      3,290       3,471      3,883      4,194
Transportation+                                                593        664         814        800        862
Year-End Savings                                                 -          -           -          -       (300)
Total Operating Expense+                                    62,269     64,269      66,898     71,708     77,634
---------------------------------------------------------------------------------------------------------------
*   Second-quarter fiscal forecast as at September 30.
+   2000-01 to 2002-03 have been restated to reflect the reclassification of adjustments related to recovery of prior years' expenses from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the
    Surplus/Deficit.
                                                       --------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

70                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Capital Expense +                                                                                       Table 4
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                                                           Actual    Outlook*
Ministry                                                  2000-01    2001-02    2002-03    2003-04    2004-05
---------------------------------------------------------------------------------------------------------------
Agriculture and Food                                              1         29         68          1          7
Attorney General                                                 42         46         43         24         55
Children and Youth Services                                      10          6          7          -          9
Community and Social Services                                     4         25         16         10         21
Community Safety and Correctional Services                       99         88         66         47         42
Consumer and Business Services                                    -          -          1          1          2
Culture                                                          18         14         42         24         70
Economic Development and Trade                                    -         19         21         31         52
Education                                                         4         17         10         15         27
Energy                                                           86         50         46         53         52
Environment                                                      22         20         13          4         13
Finance                                                           7         11          8          5          4
Health and Long-Term Care                                       322        205        339        358        346
Management Board Secretariat**                                   24         28          3        (33)       (13)
Municipal Affairs and Housing                                     -         12         20        206        237
Native Affairs Secretariat                                        5          3          2          -          2
Natural Resources                                                65         70         72        111         85
Northern Development and Mines                                  356        371        391        332        447
Public Infrastructure Renewal                                     4          -          4         18        168
    Capital Contingency Fund                                      -          -          -          -        134
Tourism and Recreation                                           14          9         55         51         65
Training, Colleges and Universities                             204         49         71        120        171
Transportation                                                  836        818        578        797        679
Year-End Savings                                                  -          -          -          -       (100)
Total Capital Expense +                                       2,123      1,890      1,876      2,175      2,575
---------------------------------------------------------------------------------------------------------------
+   Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
*   Second-quarter fiscal forecast as at September 30.
**  Ministries' contributions for investments in Provincially owned land and buildings are recorded as an expense by the contributing ministries. Starting in 2002-03, any resulting adjustment to expense from the capitalization and amortization of most of these
    Provincially owned land and buildings is recorded in Management Board Secretariat.
Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.
                                                        -------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                71

-------------------------------------------------------------------------------------------------------------------

2004-05 Fiscal Outlook: Summary of In-Year Changes                                                      Table 5
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                   Actual       Budget Plan        Outlook*        In-Year
                                                  2003-04         2004-05          2004-05          Change
---------------------------------------------------------------------------------------------------------------
Revenue**                                               68,400          78,360           79,041             681
Expense
    Programs                                            62,104          66,695           67,520             825
    Capital                                              2,175           2,575            2,575              --
    Interest on Debt                                     9,604          10,329           10,114            (215)
Total Expense                                           73,883          79,599           80,209             610
Reserve                                                     --           1,000            1,000              --
Surplus / (Deficit)                                     (5,483)         (2,239)          (2,168)             71
---------------------------------------------------------------------------------------------------------------
*   Second-quarter fiscal forecast as at September 30.
**  Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
Source: Ontario Ministry of Finance.
                                              -----------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

72                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Summary of In-Year Revenue Changes Since Budget                                                          Table 6
($ Millions)
----------------------------------------------------------------------------------------------------------------
                                                                                                       In-Year
                                                                                                        Change
----------------------------------------------------------------------------------------------------------------
Revenue Changes This Quarter:*
   Personal Income Tax - an additional $130 million primarily due to higher 2003 tax assessments.            130
   Retail Sales Tax - a decline of $160 million primarily due to weaker consumer durable goods              (160)
   expenditures, notably low levels of vehicle sales to date this year.
   Gasoline Tax - a decline of $65 million due to reduced consumption corresponding to higher pump           (65)
   prices for gasoline.
   Land Transfer Tax - an additional $50 million due to continued high levels of housing resales.             50
   Federal Payments - an additional $824 million based on the First Ministers' health agreement.             824
   This amount includes increases in Canada Health Transfer ($388 million) and Medical Equipment revenues ($194 million) and new revenues ($242 million) for Wait Times Reduction Fund.
   Ontario Lottery and Gaming Corporation - a decline of $102 million largely due to lower                  (102)
   earnings from the border casinos and lower Pro-Line lottery profits attributable to the National
   Hockey League labour dispute.
   Liquor Control Board of Ontario - a decline of $9 million due to lower mark-up revenues                    (9)
   ($8 million) and lower warehousing revenues ($1 million) related to a move of warehousing and shipping functions for some products from the LCBO to the brewing industry. The decreased LCBO mark-up is fully offset by higher Liquor Licence Revenues.
   Liquor Licence Revenue - an additional $8 million due to an increase in fees collected by the               8
   Alcohol and Gaming Commission of Ontario related to a move of warehousing and shipping functions for some products from the LCBO to the brewing industry.
   Miscellaneous Other Non-Tax Revenue - an additional $1 million from the Proceeds of Crime                   1
   and Civil Remedies Special Purpose Accounts to offset the cost of managing forfeited assets as a result of combatting indoor marijuana grow operations in 2004-05.
Total Revenue Changes This Quarter                                                                           677
Net Revenue Changes Reported in First Quarter Ontario Finances                                                 4
Total Revenue Changes Since Budget                                                                           681
----------------------------------------------------------------------------------------------------------------
* Second-quarter fiscal forecast as at September 30.
                                                                                                      ----------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                73

-------------------------------------------------------------------------------------------------------------------

Summary of In-Year Operating Expense Changes Since Budget                                                Table 7
($ Millions)
----------------------------------------------------------------------------------------------------------------
                                                                                                       In-Year
                                                                                                        Change
----------------------------------------------------------------------------------------------------------------
Operating Expense Changes This Quarter:*
   Ministry of the Attorney General - An additional $1 million for implementation of the Integrated           10
   Financial Information System, fully offset from the Contingency Fund; $8 million for the transfer of
   Justice Technology Services from the Ministry of Community Safety and Correctional Services; and
   $1 million for the cost of managing forfeited assets as a result of combatting indoor marijuana grow operations in 2004-05, fully offset by revenue.
   Ministry of Community Safety and Correctional Services - An additional $1 million for                      (7)
   implementation of the Integrated Financial Information System, fully offset from the Contingency
   Fund; and a decline of $8 million for the transfer of Justice Technology Services to the Ministry of the Attorney General.
   Ministry of Health and Long-Term Care - Spending to reflect First Ministers' health agreement,            824
   including $194 million for purchases of medical equipment and $630 million for investments to reduce wait times and improve access to primary care, home care and community mental health services.
   Management Board Secretariat - An additional $1 million for implementation of the Integrated                1
   Financial Information System, fully offset from the Contingency Fund.
   Management Board Secretariat Contingency Fund - Total offsets.                                             (8)
   Ministry of Municipal Affairs and Housing - An additional $5 million for disaster relief assistance         5
   due to the flooding in Peterborough in July 2004  to support costs incurred by individuals, small businesses, and municipalities, fully offset from the Contingency Fund.
   Interest on Debt - $215 million in savings attributable to lower-than-planned interest rates and         (215)
   cost-effective debt management.
Total Operating Expense Changes This Quarter                                                                 610
Net Operating Expense Changes Reported in First Quarter Ontario Finances                                      --
Total Operating Expense Changes Since Budget                                                                 610
----------------------------------------------------------------------------------------------------------------
* Second-quarter fiscal forecast as at September 30.
                                                                                                      ----------

-------------------------------------------------------------------------------------------------------------------

74                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Summary of In-Year Capital Expense Changes Since Budget                                                  Table 8
($ Millions)
----------------------------------------------------------------------------------------------------------------
                                                                                                       In-year
                                                                                                        Change
----------------------------------------------------------------------------------------------------------------
Capital Expense Changes This Quarter:*
   Ministry of Economic Development and Trade - An additional $13 million for Ontario Research                13
   Fund to enable Ontario researchers to acquire and upgrade equipment and facilities to enhance research, fully offset from the Capital Contingency Fund.
   Ministry of Municipal Affairs and Housing - An additional $3 million for disaster relief assistance         3
   due to the flooding in Peterborough in July 2004 to support repair of public infrastructure, fully offset from the Capital Contingency Fund.
   Public Infrastructure Renewal Capital Contingency Fund - Total Offsets                                    (16)
Total Capital Expense Changes This Quarter                                                                    --
Net Capital Expense Changes Reported in First Quarter Ontario Finances                                        --
Total Capital Expense Changes Since Budget                                                                    --
----------------------------------------------------------------------------------------------------------------
* Second-quarter fiscal forecast as at September 30.
                                                                                                      ----------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                75

-------------------------------------------------------------------------------------------------------------------

Schedule of Net Investment in Capital Assets                                                            Table 9
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                                    2004-05 Outlook*
                                         ----------------------------------------------------------------------
                                                                                Government
                                              Land and      Transportation    Organizations'
                                             Buildings      Infrastructure    Capital Assets        Total
---------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
    Tangible Capital Assets                             135              998               432            1,565
Amortization of Provincially Owned
    Major Tangible Capital Assets                       (78)            (524)             (195)            (797)
Net Investment in Capital Assets**                       57              474               237              768
---------------------------------------------------------------------------------------------------------------
*   Second-quarter fiscal forecast as at September 30.
**  Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
Source: Ontario Ministry of Public Infrastructure Renewal.
                                         ----------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

76                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Ten-Year Review of Selected Financial and Economic Statistics
($ Millions)
-----------------------------------------------------------------------------------------------------------------

                                                                         1995-96         1996-97          1997-98
---------------------------------------------------------------- ------------------------------------------------
Financial Transactions
Revenue**                                                                 49,737          49,714           52,782
Expense
    Programs                                                              46,427          45,400           45,568
    Capital***                                                             3,635           2,612            2,451
    Interest on Debt                                                       8,475           8,607            8,729
Total Expense                                                             58,537          56,619           56,748
Reserve                                                                        -               -                -
Surplus / (Deficit)                                                      (8,800)         (6,905)          (3,966)
Net Debt+                                                                101,864         108,769          112,735
Accumulated Deficit+                                                     101,864         108,769          112,735
---------------------------------------------------------------- ------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                            329,317         338,173          359,353
Personal Income                                                          271,397         276,303          289,537
---------------------------------------------------------------- ------------------------------------------------
Population--July (000s)                                                    10,950          11,083           11,228
Net Debt per Capita (dollars)                                              9,303           9,814           10,041
Personal Income per Capita (dollars)                                      24,785          24,930           25,787
---------------------------------------------------------------- ------------------------------------------------
Total Expense as a per cent of GDP                                          17.8            16.7             15.8
Interest on Debt as a per cent of Revenue                                   17.0            17.3             16.5
Net Debt as a per cent of GDP                                               30.9            32.2             31.4
Accumulated Deficit as a per cent of GDP                                    30.9            32.2             31.4
---------------------------------------------------------------- ------------------------------------------------
Note   1995-96 to 2002-03 have been restated to reflect the reclassification of adjustments related to recovery of prior years' expenses from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the
       Surplus/Deficit.
*   Second-quarter fiscal forecast as at September 30.
**  Includes one-time revenue gain of $3,881 million related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
*** Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure)
    are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the
    Surplus/Deficit plus the change in tangible capital assets.  Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit.
Sources: Ontario Ministry of Finance and Statistics Canada.
                                                                 ------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                77

-------------------------------------------------------------------------------------------------------------------

                                                                                                        Table 10

                                                                                        Actual        Outlook*
         1998-99        1999-00         2000-01        2001-02         2002-03         2003-04        2004-05
------------------------------- ------------------------------ -------------------------------------------------

          56,050         65,042          66,294         66,534          68,891          68,400         79,041

          46,821         48,460          51,396         53,932          57,204          62,104         67,520
           2,215          4,887           2,123          1,890           1,876           2,175          2,575
           9,016         11,027          10,873         10,337           9,694           9,604         10,114
          58,052         64,374          64,392         66,159          68,774          73,883         80,209
               -              -               -              -               -               -          1,000
         (2,002)            668           1,902            375             117         (5,483)        (2,168)
         114,737        134,398         132,496        132,121         132,647         138,557        141,493
         114,737        134,398         132,496        132,121         118,705         124,188        126,356
------------------------------- ------------------------------ -------------------------------------------------
         377,897        409,020         441,204        453,384         479,122         494,229        516,069
         304,652        321,702         347,592        360,209         370,340         379,737        393,084
------------------------------- ------------------------------ -------------------------------------------------
          11,367         11,506          11,685         11,898          12,102          12,257         12,393
          10,094         11,681          11,339         11,104          10,961          11,304         11,417
          26,801         27,959          29,747         30,275          30,602          30,981         31,718
------------------------------- ------------------------------ -------------------------------------------------
            15.4           15.7            14.6           14.6            14.4            14.9           15.5
            16.1           17.0            16.4           15.5            14.1            14.0           12.8
            30.4           32.9            30.0           29.1            27.7            28.0           27.4
            30.4           32.9            30.0           29.1            24.8            25.1           24.5
------------------------------- ------------------------------ -------------------------------------------------

                --------------- ------------------------------ -------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

78                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

Multi-Year Balanced Budget Plan                                                                            Table 11
($ Billions)
-------------------------------------------------------------------------------------------------------------------
                                                       Actual
                                                      2003-04                         Outlook*
--------------------------------------------------- ------------ --------------------------------------------------
                                                                   2004-05      2005-06      2006-07     2007-08
--------------------------------------------------- ------------ ------------ ------------ ----------- ------------
Revenue**                                                     68.4         79.0         81.1        83.9         87.3
Expense
    Programs                                                  62.1         67.5         68.4        70.2         71.9
    Capital                                                    2.2          2.6          2.5         2.5          2.5
    Interest on Debt                                           9.6         10.1         10.8        11.1         11.5
Total Expense                                                 73.9         80.2         81.7        83.9         85.8
Reserve                                                        -            1.0          1.5         1.5          1.5
Surplus/(Deficit)                                             (5.5)        (2.2)        (2.1)       (1.5)         0.0
Net Debt+                                                    138.6        141.5        144.5       147.0        147.8
Accumulated Deficit+                                         124.2        126.4        128.4       129.9        129.9
--------------------------------------------------- ------------ ------------ ------------ ----------- ------------
Gross Domestic Product (GDP) at Market Prices                494.2        516.1        542.3       569.8        599.3
Net Debt as a per cent of GDP                                 28.0         27.4         26.6        25.8         24.7
Accumulated Deficit as a per cent of GDP                      25.1         24.5         23.7        22.8         21.7
--------------------------------------------------- ------------ ------------ ------------ ----------- ------------
*   Second-quarter fiscal forecast as at September 30.
**  Includes one-time revenue gain of $3.9 billion related to the projected elimination of the liability for non-utility generator power purchase agreements in 2004-05.
+   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the
    Surplus/Deficit plus the change in tangible capital assets.  Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit.
Numbers may not add due to rounding.
                                                    ------------ ------------ ------------ ----------- ------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                79

-------------------------------------------------------------------------------------------------------------------

[A PIE CHART SHOWING THE BUDGET DOLLAR FOR 2004-2005 BY REVENUE WITH THE
 LARGEST SOURCE OF REVENUE BEING PERSONAL INCOME TAX AT 24 PER CENT.]

-------------------------------------------------------------------------------------------------------------------

80                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

[A PIE CHART SHOWING THE BUDGET DOLLAR FOR 2004-2005 BY TOTAL EXPENSE WITH
 THE LARGEST ITEM BEING HEALTH CARE AT 39 PER CENT.]

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                81

-------------------------------------------------------------------------------------------------------------------

[A PIE CHART SHOWING THE BUDGET DOLLAR FOR 2004-2005 BY PROGRAM EXPENSE
 WITH THE LARGEST ITEM BEING HEALTH CARE AT 46 PER CENT.]

-------------------------------------------------------------------------------------------------------------------

82                                                                                             Ontario's Finances

-------------------------------------------------------------------------------------------------------------------

[A PIE CHART SHOWING THE BUDGET DOLLAR FOR 2004-2005 BY CAPITAL EXPENSE
 WITH THE LARGEST ITEM BEING ENVIRONMENT, RESOURCES AND ECONOMIC
 DEVELOPMENT AT 66 PER CENT.]

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                83

ANNEX III
Borrowing and Debt Management
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                85

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

86                                                                                  Borrowing and Debt Management

-------------------------------------------------------------------------------------------------------------------

Borrowing and Debt Management

Cost-effective borrowing and debt management activities minimize debt interest costs, freeing up resources for essential programs such as health care and education. The Province employs a variety of financing approaches in domestic and international capital markets to fulfil its borrowing requirement.

Consolidated Provincial Borrowing Program
($ Billions)
----------------------------------------------------------------------------------------------------------------
                                                                                      2004-05
                                                                                                 ---------------
                                                                                     Current
                                                                    Budget Plan      Outlook         Change
----------------------------------------------------------------------------------------------------------------
Deficit                                                                 2.2            2.2           (0.1)*
Adjustments for:
   Non-Cash Items Included in Deficit                                   3.2            3.2              -
   Amortization of Major Tangible Capital Assets                       (0.8)          (0.8)             -
Acquisitions of Major Tangible Capital Assets                           1.6            1.6              -
Debt Maturities                                                         16.1           16.0            -**
Debt Redemptions                                                        1.0            1.5             0.5
Canada Pension Plan Borrowing                                          (1.1)          (1.0)            0.1
Increase/(Decrease) in Cash and Cash Equivalents                         -            (0.8)           (0.8)
Decrease/(Increase) in Short-Term Borrowing                             0.2            0.1            (0.1)
Other Uses/(Sources) of Cash                                            1.4            1.4             0.1
Total Long-Term Public Borrowing Requirement                            23.8           23.4           (0.3)
----------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
*    As at September 30, a deficit of $2,168 million is projected in 2004-05, an in-year improvement of $71 million from the deficit projected in the 2004 Budget.
**   Debt maturities decreased from $16,087 million projected in the 2004 Budget to $16,048 million as a result of investors not exercising calls on certain bonds.
                                                                   ---------------------------------------------

                                                                   ------------------------------

Borrowing Program Status*                              Completed          Remaining            Total
($ Billions)
-------------------------------------------------- ------------------ ------------------ ------------------
Province                                                  11.8               7.4                19.2
Ontario Electricity Financial Corporation (OEFC)          2.4                1.8                4.2
                                                   ------------------ ------------------ ------------------
Total                                                     14.2               9.2                23.4
-------------------------------------------------- ------------------ ------------------ ------------------
*As of October 15, 2004.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                87

-------------------------------------------------------------------------------------------------------------------

–   The consolidated Total Long-Term Public Borrowing Requirement for the Province and OEFC in
     2004-05 is projected at approximately $23.4 billion, down from $23.8 billion in the Budget Plan. This amount includes $17.5 billion of Debt Maturities and Debt Redemptions and $2.2 billion from the
     Deficit.
–   The Province was able to reduce its Total Long-Term Public Borrowing Requirement in the second quarter. The actual deficit in 2003-04, at $5.5 billion, was $0.7 billion lower than the $6.2 billion estimate in the Budget Plan. This decline allowed for a reduction in Cash and Cash Equivalents of
     $0.8 billion, partly offset by $0.5 billion in higher Debt Redemptions from the Ontario Savings Bond program.
–   The Ontario Financing Authority (OFA) completed $11.9 billion of the Province's Total Long-Term
     Public Borrowing Requirement during the first half of the fiscal year. As of October 15, 2004, an additional $2.3 billion was borrowed in the long-term markets, for a total of $14.2 billion. Over 60 per cent of the Province's long-term program has been completed.
–   The domestic market has been the main source of funding in 2004-05, providing a total of $9.0 billion through a number of instruments, including:
     -   Syndicated issues;
     -   Medium-Term Notes;
     -   Floating Rate Notes; and
     -   Ontario Savings Bonds.

[PIE CHART SHOWING THE SOURCES OF LONG-TERM PUBLIC BORROWING SOURCES FOR 2004-2005.]

–   While the majority of the borrowing has
     been completed in the domestic market,
     the Province has successfully issued in
     U.S. and Australian dollars, as well as
     Sterling, Swiss francs and Canadian
     dollars issued through European
     Medium-Term Notes.
–   To date, the Province has borrowed
     $4.2 billion, or almost 30 per cent of its
     long-term borrowing program in foreign
     markets in 2004-05,  compared to 25 per
     cent in 2003-04.

-------------------------------------------------------------------------------------------------------------------

88                                                                                  Borrowing and Debt Management

-------------------------------------------------------------------------------------------------------------------

Medium-Term Borrowing Outlook

Consolidated Provincial Borrowing Program
--------------------------------------------------------------------------------------------------------
($ Billions)                                                             2005-06   2006-07     2007-08
-------------------------------------------------------------------------------------------- -----------
Deficit/(Surplus)                                                          2.1       1.5         0.0
Estimated Adjustments for Non-Cash Items Included in Deficit               1.2       1.1         1.1
Acquisitions of Major Tangible Capital Assets                              1.7       1.9         1.7
Debt Maturities
   Currently Outstanding                                                  18.9       11.8       11.0
   Incremental Impact of Future Refinancing                                0.0       2.1         4.3
   Subtotal                                                               18.9       13.9       15.3
Debt Redemptions                                                           1.0       1.0         1.0
Canada Pension Plan Borrowing                                             (1.2)     (0.4)       (0.4)
Decrease/(Increase) in Short-Term Borrowing                                0.0       0.0         0.0
Other Uses/(Sources) of Funds                                              0.2       0.0         0.1
Estimated Long-Term Public Borrowing Requirements                         23.9       19.0       18.8
-------------------------------------------------------------------------------------------- -----------

–   Refinancing maturing debt remains the primary component of the 2005-08 Estimated Long-Term
     Public Borrowing Requirements.  Debt Maturities for the Province and OEFC are projected at
     $18.9 billion in 2005-06, $13.9 billion in 2006-07 and $15.3 billion in 2007-08.
–   In managing these Debt Maturities, the OFA will maintain a flexible financing approach and monitor domestic and international bond markets continuously, seeking out the most cost-effective borrowing opportunities.
–   The OFA will also continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                89

-------------------------------------------------------------------------------------------------------------------

Debt Management

–   The OFA adheres to prudent risk management policies, using financial instruments such as options and swaps to hedge the Province's exposure to market risks such as foreign exchange and interest rate risks.
–   The OFA also manages the Province's credit risk exposures arising from capital market activities by limiting market transactions to highly rated counterparties and maintaining credit exposures within approved policy limits.
–   The Province limits itself to a maximum foreign exchange exposure of five per cent of debt issued for provincial purposes.  As of September 30, 2004, foreign exchange exposure was 0.9 per cent of debt, dropping from 1.2 per cent on March 31, 2004 due to a combination of hedging of exposed debt and the continuing appreciation of the Canadian dollar.
–   The Province limits itself to a maximum interest rate reset exposure of 25 per cent of debt issued for provincial purposes. Interest rate reset exposure is the combination of net floating rate exposure and all fixed rate debt maturing within the next 12 months. As of September 30, 2004, interest rate reset exposure was 11.7 per cent of debt, compared to 11.4 per cent as of March 31, 2004.
–   As of September 30, 2004, OEFC had zero foreign exchange exposure compared to its foreign exchange exposure limit of five per cent of total debt.  Floating rate exposure was 12.5 per cent of outstanding debt as of September 30, 2004, compared to 8.0 per cent as of March 31, 2004--both levels within OEFC's limit of 20 per cent.

-------------------------------------------------------------------------------------------------------------------

90                                                                                  Borrowing and Debt Management

ANNEX IV
Economic Data Tables
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                91

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

92                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

                                                  LIST OF TABLES

ONTARIO ECONOMY                                                                                        TABLE NUMBER

Ontario, Growth in Real Gross Domestic Product at Basic Prices in Selected Manufacturing Industries,
   2000-2003......................................................................................................9
Ontario, Housing Market Indicators, 2000-2003....................................................................10
Selected Financial Indicators, 1990-2003.........................................................................11

G-7 COMPARISON

ONTARIO, INTERNATIONAL MERCHANDISE TRADE

CANADA, INTERNATIONAL MERCHANDISE TRADE
Canada, International Merchandise Trade by Major Region, 2003....................................................20

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                93

-------------------------------------------------------------------------------------------------------------------

                                              LIST OF TABLES (Cont'd)

DEMOGRAPHIC CHARACTERISTICS                                                                            TABLE NUMBER
Ontario, Selected Demographic Characteristics, 1986-2004.........................................................21
Ontario, Components of Population Growth, 1994-95 to 2003-04.....................................................22

ONTARIO LABOUR MARKETS

                         (Note: Data in the tables may not add to totals due to rounding.)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

94                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 1                                                               Ontario, Gross Domestic Product, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                                                                    ($ Billions)
----------------------------------------------------------------------------------------------------------------
                                              1990      1991      1992       1993       1994      1995      1996
--------------------------------------------------------------------------------- ------------------------------
Real GDP (chained $1997)                     316.9     304.5     307.2      310.2      328.5     340.1     343.8

   Consumption                               176.3     172.9     175.3      177.7      183.1     186.6     190.9
   Government                                 69.1      72.3      72.6       72.1       72.9      73.3      70.6
   Residential Construction                   19.4      16.3      17.1       15.6       15.9      13.7      15.0
   Non-residential Construction               13.1      12.5      10.9        8.8        7.8       7.5       9.2
Machinery and Equipment                       19.5      18.0      18.5       17.7       20.2      22.3      23.7
Exports                                      164.3     159.4     165.5      179.4      198.1     213.8     225.6
Imports                                      143.2     142.2     149.8      158.7      169.4     180.5     189.4

Nominal Gross Domestic Product               282.8     283.1     286.5      293.4      311.1     329.3     338.2

Table 1 (continued)                                                                                 ($ Billions)
                                              1997      1998      1999       2000       2001      2002      2003
--------------------------------------------------------------------------------- ------------------------------
Real GDP (chained $1997)                     359.4     376.7     405.0      428.1      434.9     451.1     458.1

Consumption                                  200.1     207.1     216.6      226.9      232.2     240.5     247.8
Government                                    70.5      72.0      75.1       78.2       82.0      85.0      89.8
Residential Construction                      17.2      16.8      18.8       20.2       22.1      24.2      25.4
Non-residential Construction                  10.0      10.2      11.3       10.2        9.8       9.7       9.3
Machinery and Equipment                       29.3      31.3      34.2       36.1       35.2      33.8      36.3
Exports                                      242.6     260.4     289.8      312.0      302.9     313.1     309.1
Imports                                      213.3     223.3     241.9      261.2      247.0     256.3     263.6

Nominal Gross Domestic Product               359.4     377.9     409.0      441.2      453.4     479.1     494.2
Sources:      Statistics Canada and Ontario Ministry of Finance.

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2004 Ontario Economic Outlook and Fiscal Review                                                                95

-------------------------------------------------------------------------------------------------------------------

Table 2                                                     Ontario, Growth in Gross Domestic Product, 1990-2003
                                                                                               (Per Cent Change)
----------------------------------------------------------------------------------------------------------------
                                              1990      1991      1992       1993       1994      1995      1996
---------------------------------------------------------------------- ---------- ------------------------------
Real GDP (chained $1997)                      -1.7      -3.9       0.9        1.0        5.9       3.5       1.1

   Consumption                                 0.3      -1.9       1.4        1.3        3.1       1.9       2.3
   Government                                  5.3       4.5       0.4       -0.7        1.1       0.7      -3.7
   Residential Construction                  -20.2     -15.9       4.5       -8.7        2.0     -14.0       9.6
   Non-residential Construction               -9.0      -4.9     -12.9      -18.7      -12.2      -2.7      21.5
Machinery and Equipment                       -4.8      -7.2       2.4       -4.4       14.6       9.9       6.7
Exports                                        0.0      -3.0       3.9        8.4       10.4       7.9       5.6
Imports                                       -1.8      -0.7       5.3        5.9        6.8       6.6       4.9

Nominal Gross Domestic Product                 1.5       0.1       1.2        2.4        6.0       5.9       2.7

Table 2 (continued)                                                                            (Per Cent Change)
                                              1997      1998      1999       2000       2001      2002      2003
---------------------------------------------------------------------- ---------- ------------------------------
Real GDP (chained $1997)                       4.5       4.8       7.5        5.7        1.6       3.7       1.6

Consumption                                    4.8       3.5       4.6        4.7        2.3       3.6       3.0
Government                                    -0.1       2.0       4.4        4.1        4.9       3.7       5.6
Residential Construction                      14.5      -1.8      11.6        7.3        9.6       9.3       4.9
   Non-residential Construction                9.2       1.6      11.4      -10.0       -3.5      -1.8      -4.0
Machinery and Equipment                       23.3       6.8       9.4        5.7       -2.5      -4.2       7.6
Exports                                        7.5       7.3      11.3        7.6       -2.9       3.4      -1.3
Imports                                       12.6       4.7       8.4        8.0       -5.4       3.8       2.8

Nominal Gross Domestic Product                 6.3       5.2       8.2        7.9        2.8       5.7       3.2
Sources:      Statistics Canada and Ontario Ministry of Finance.

-------------------------------------------------------------------------------------------------------------------

96                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 3                                                         Ontario, Selected Economic Indicators, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                     1990     1991     1992     1993      1994     1995     1996
--------------------------------------------------------- -------- -------- -------- ---------------------------
Retail Sales ($ Billions)                              NA     69.6     71.5     74.5      80.0     83.3     83.8
Housing Starts - Units (000s)                        62.6     52.8     55.8     45.1      46.6     35.8     43.1
Personal Income ($ Billions)                        241.7    247.7    253.8    256.1     260.7    271.4    276.3
Pre-tax Corporate Profits ($ Billions)               19.8     14.6     14.5     17.9      27.9     33.1     34.2
Consumer Price Index (1992 = 100)                    94.6     99.0    100.0    101.8     101.8    104.3    105.9
Labour Force (000s)                                 5,533    5,544    5,542    5,581     5,574    5,620    5,695
Employment (000s)                                   5,191    5,016    4,949    4,974     5,039    5,131    5,181
Unemployment Rate (%)                                 6.2      9.5     10.7     10.9       9.6      8.7      9.0

Table 3 (continued)                                  1997     1998     1999     2000      2001     2002     2003
--------------------------------------------------------- -------- -------- -------- ---------------------------

Retail Sales ($ Billions)                            90.9     97.5    104.6    111.5     114.3    121.0    125.1
Housing Starts - Units (000s)                        54.1     53.8     67.2     71.5      73.3     83.6     85.2
Personal Income ($ Billions)                        289.5    304.7    321.7    347.6     360.2    370.3    379.7
Pre-tax Corporate Profits ($ Billions)               37.5     39.5     49.7     55.0      48.2     58.5     59.4
Consumer Price Index (1992 = 100)                   107.9    108.9    111.0    114.2     117.7    120.1    123.3
Labour Force (000s)                                 5,801    5,914    6,071    6,228     6,3646,532        6,694
Employment (000s)                                   5,313    5,490    5,688    5,872     5,963    6,068    6,229
Unemployment Rate (%)                                 8.4      7.2      6.3      5.7       6.3      7.1      7.0
Sources:      Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                97

-------------------------------------------------------------------------------------------------------------------

Table 4                                          Ontario, Selected Economic Indicators, Annual Change, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                                                               (Per Cent Change)
----------------------------------------------------------------------------------------------------------------
                                                        1990     1991    1992     1993     1994    1995     1996
------------------------------------------------------------ ---------------- ----------------------------------
Retail Sales                                              NA       NA     2.7      4.2      7.5     4.0      0.7
Housing Starts                                         -32.9    -15.7     5.6    -19.1      3.3   -23.2     20.2
Personal Income                                          5.5      2.5     2.5      0.9      1.8     4.1      1.8
Pre-tax Corporate Profits                              -27.8    -26.0    -0.8     23.1     55.8    18.7      3.3
Consumer Price Index                                     4.9      4.7     1.0      1.8      0.0     2.5      1.5
Labour Force                                             1.2      0.2     0.0      0.7     -0.1     0.8      1.3
Employment                                               0.0     -3.4    -1.3      0.5      1.3     1.8      1.0

Table 4 (continued)                                                                            (Per Cent Change)
                                                        1997     1998    1999     2000     2001    2002     2003
------------------------------------------------------------ ---------------- ----------------------------------
Retail Sales                                             8.5      7.2     7.3      6.6      2.5     5.9      3.4
Housing Starts                                          25.6     -0.4    24.9      6.4      2.5    14.1      1.9
Personal Income                                          4.8      5.2     5.6      8.0      3.6     2.8      2.5
Pre-tax Corporate Profits                                9.9      5.2    25.9     10.5    -12.4    21.5      1.5
Consumer Price Index                                     1.9      0.9     1.9      2.9      3.1     2.0      2.7
Labour Force                                             1.9      1.9     2.6      2.6      2.2     2.6      2.5
Employment                                               2.6      3.3     3.6      3.2      1.5     1.8      2.6
Sources:  Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.

-------------------------------------------------------------------------------------------------------------------

98                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 5                                                                               Business Cycles in Ontario
----------------------------------------------------------------------------------------------------------------
Recessions                                              Recoveries and Expansions
----------------------------------------------------------------------------------------------------------------
                                                          Peak-to-trough
                                                          decline in real        Expansion           Length
                                                                GDP              Quarters          (Quarters)
                                                        --------------------------------------------------------
   Recession                                  Length
    Quarters                                (Quarters)
----------------------------------------- ----------------------------------------------------------------------
1954:1 - 54:2                                   2              -1.5%       1954:3 - 57:3               13
                -------------------------
1957:4 - 58:2                                   3              -1.7%       1958:3 - 74:3               65
                -------------------------
1974:4 - 75:1                                   2              -0.6%       1975:2 - 79:3               18
                -------------------------
1979:4 - 80:3                                   4              -2.2%       1980:4 - 81:4               5
                -------------------------
1982:1 - 82:3                                   3              -5.2%       1982:4 - 89:4               29
                -------------------------
1990:1 - 91:1                                   5              -7.7%       1991:2 - 92:1               4
                -------------------------
1992:2 - 92:3                                   2              -0.9%       1992:4 - 2003:1             41
                -------------------------
2003:2 - 2003:3                                 2              -1.0%       2003:4 -
                -------------------------
Average                                         3              -2.6%       Average                     25
                -------------------------
Weighted by length of recession                                -3.3%
                -------------------------

----------------------------------------- ----------------------------------------------------------------------
Source:  Ontario Ministry of Finance.
                ------------------------- ----------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                99

-------------------------------------------------------------------------------------------------------------------

Table 6                               Ontario, Real Gross Domestic Product by Industry at Basic Prices, 2000-2003
                                                                                         ($1997 Chained Millions)
-----------------------------------------------------------------------------------------------------------------
                                                                            2000       2001       2002       2003
-----------------------------------------------------------------------------------------------------------------
Goods Producing Industries                                               127,402    123,773    128,052    128,165
  Primary                                                                  7,844      7,585      7,784      7,790
  Utilities                                                                9,931      9,901     10,235      9,775
  Construction                                                            18,403     19,991     20,608     21,280
  Manufacturing1                                                          91,145     85,986     89,159     88,986

Services Producing Industries                                            268,431    277,499    288,543    294,353
  Wholesale Trade                                                         26,067     26,408     28,452     29,912
  Retail Trade                                                            19,885     20,269     21,172     21,506
  Transportation and Warehousing                                          16,188     16,018     16,354     16,339
  Information and Cultural (incl. Telecommunications)                     16,029     17,212     18,253     18,779
  Finance, Insurance, Real Estate, Rental and Leasing                     83,265     87,044     90,95692,224
  Professional and Administrative Services                                28,841     30,188     31,250     32,300
  Education                                                               17,148     17,340     17,596     17,357
  Health Care and Social Services                                         21,031     21,698     22,390     23,268
  Arts, Entertainment and Recreation                                       3,549      3,624      3,771      3,900
  Accommodation and Food                                                   8,750      8,916      8,957      8,615
  Other Services                                                           8,875      9,223      9,484      9,589
  Public Administration                                                   19,105     19,857     20,228     20,996

Total Production                                                         396,133    401,414    416,771    422,813
-----------------------------------------------------------------------------------------------------------------
Note:
1.            See Table 8 for detailed manufacturing industries.
Sources:      Statistics Canada and Ontario Ministry of Finance.
                                                                     --------------------------------------------

                                                                     --------------------------------------------

-------------------------------------------------------------------------------------------------------------------

100                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 7                    Ontario, Growth in Real Gross Domestic Product by Industry at Basic Prices, 2000-2003
                                                                                               (Per Cent Change)
----------------------------------------------------------------------------------------------------------------
                                                                         2000        2001       2002        2003
----------------------------------------------------------------------------------------------------------------
Goods Producing Industries                                                7.4        -2.8        3.5         0.1
     Primary Industries                                                   0.6        -3.3        2.6         0.1
     Utilities                                                            0.4        -0.3        3.4        -4.5
     Construction                                                         2.5         8.6        3.1         3.3
     Manufacturing1                                                      10.1        -5.7        3.7        -0.2

Services Producing Industries                                             5.3         3.4        4.0         2.0
     Wholesale Trade                                                      7.1         1.3        7.7         5.1
     Retail Trade                                                         6.8         1.9        4.5         1.6
     Transportation and Warehousing                                       3.9        -1.0        2.1        -0.1
     Information and Cultural (incl. Telecommunications)                 10.2         7.4        6.0         2.9
     Finance, Insurance, Real Estate, Rental and Leasing                  6.2         4.5        4.5         1.4
     Professional and Administrative Services                             7.8         4.7        3.5         3.4
     Education                                                            0.3         1.1        1.5        -1.4
     Health Care and Social Services                                      1.6         3.2        3.2         3.9
     Arts, Entertainment and Recreation                                   5.4         2.1        4.1         3.4
     Accommodation and Food                                               1.8         1.9        0.5        -3.8
     Other Services                                                       4.4         3.9        2.8         1.1
     Public Administration                                                2.4         3.9        1.9         3.8

Total Production                                                          6.0         1.3        3.8         1.4
----------------------------------------------------------------------------------------------------------------
Note:
1.            See Table 9 for detailed manufacturing industries.
Sources:      Statistics Canada and Ontario Ministry of Finance.
                                                                    --------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                101

-------------------------------------------------------------------------------------------------------------------

Table 8                                            Ontario, Real Gross Domestic Product at Basic Prices in
                                                              Selected Manufacturing Industries, 2000-2003
                                                                                  ($1997 Chained Millions)
                                                                     2000       2001       2002       2003
-------------------------------------------------------------- -------------------------------------------
Manufacturing                                                      91,145     85,986     89,159     88,986
Food, Beverage and Tobacco Products                                 9,342      9,914      9,978      9,697
Textile, Clothing and Leather Products                              2,222      2,043      2,143      1,923
Wood Products and Furniture                                         4,850      4,702      4,818      4,782
Paper Products and Printing                                         6,342      6,147      6,151      6,155
Chemical and Petroleum Products                                     7,759      7,717      8,411      8,765
Plastic and Rubber Products                                         5,919      6,113      6,778      6,791
Primary Metal and Fabricated Metal Products                        12,739     12,371     13,119     12,956
Machinery                                                           6,564      5,991      6,210      6,001
Electrical and Electronic Products                                 11,529      8,779      8,150      8,396
Transportation Equipment                                           20,523     18,985     20,153     20,048
Non-metallic Mineral Products and Other Manufacturing               3,855      3,673      3,720      3,933
-------------------------------------------------------------- -------------------------------------------
Sources:      Statistics Canada and Ontario Ministry of Finance.
                                                               -------------------------------------------

-------------------------------------------------------------------------------------------------------------------

102                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 9                                  Ontario, Growth in Real Gross Domestic Product at Basic Prices in
                                                              Selected Manufacturing Industries, 2000-2003
                                                                                         (Per Cent Change)
                                                                     2000       2001       2002       2003
-------------------------------------------------------------- -------------------------------------------
Manufacturing                                                        10.1       -5.7        3.7       -0.2
Food, Beverage and Tobacco Products                                  -0.1        6.1        0.6       -2.8
Textile, Clothing and Leather Products                               18.6       -8.1        4.9      -10.3
Wood Products and Furniture                                          21.0       -3.0        2.5       -0.7
Paper Products and Printing                                          15.2       -3.1        0.1        0.1
Chemical and Petroleum Products                                       6.7       -0.5        9.0        4.2
Plastic and Rubber Products                                          16.6        3.3       10.9        0.2
Primary Metal and Fabricated Metal Products                          14.4       -2.9        6.0       -1.2
Machinery                                                            18.1       -8.7        3.7       -3.4
Electrical and Electronic Products                                   31.1      -23.9       -7.2        3.0
Transportation Equipment                                             -1.5       -7.5        6.2       -0.5
Non-metallic Mineral Products and Other Manufacturing                13.1       -4.7        1.3        5.7
-------------------------------------------------------------- -------------------------------------------
Sources:      Statistics Canada and Ontario Ministry of Finance.
                                                               -------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                103

-------------------------------------------------------------------------------------------------------------------

Table 10                                               Ontario, Housing Market Indicators, 2000-2003
----------------------------------------------------------------------------------------------------
                                                              2000        2001       2002       2003
------------------------------------------------------------------ ---------------------------------
New Housing Market
   Residential Construction, Current $ Millions             21,854      24,718     28,305     31,052
                                                              10.7        13.1       14.5        9.7

Real Residential Construction ($1997 Millions)              20,183      22,130     24,187     25,368
                                                               7.3         9.6        9.3        4.9

Housing Starts (Units)                                      71,521      73,282     83,597     85,180
                                                               6.4         2.5       14.1        1.9

   Of which:      Single-detached, urban areas (Units)      35,555      34,861     44,980     40,849
                                                               5.5        -2.0       29.0       -9.2

              Multiple, urban areas (Units)                 31,868      35,401     34,635     40,082
                                                               9.0        11.1       -2.2       15.7

   New Housing Price Index (1997 = 100)                      107.4       110.8      114.9      120.0
                                                               3.1         3.1        3.7        4.4

Resale Market
   Home Resales (Units)                                    147,158     162,318    178,058184,457
                                                              -1.0        10.3        9.7        3.6

   Average Resale Price ($)                                183,841     193,357    210,901    226,824
                                                               5.6         5.2        9.1        7.5
------------------------------------------------------------------ ---------------------------------
Note:    Per cent change is shown on second line.
Sources:      Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association and Ontario
              Ministry of Finance.
                                                       ----------- ---------------------------------

-------------------------------------------------------------------------------------------------------------------

104                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 11                                                                Selected Financial Indicators, 1990-2003
                                                                                                      (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                       1990      1991    1992     1993     1994    1995     1996
----------------------------------------------------------------------------- ----------------------------------
Interest Rates
                                                           ------------------ -------------------------
Bank Rate                                              13.1       9.0     6.8      5.1      5.8     7.1      4.5
Prime Rate                                             14.1       9.9     7.5      5.9      6.9     8.6      6.1
10-Year Government Bonds                               10.8       9.4     8.1      7.2      8.4     8.1      7.2
Three-month T-Bills                                    12.8       8.7     6.6      4.8      5.5     6.9      4.2
Mortgage Rates
5-Year Rate                                            13.4      11.1     9.5      8.8      9.5     9.2      7.9
1-Year Rate                                            13.4      10.1     7.9      6.9      7.8     8.4      6.2
Canadian Household Debt Burden*
Consumer                                               21.8      21.5    21.3     21.3     22.7    23.5     24.6
Mortgage                                               53.3      55.8    59.2     62.2     65.3    65.4     67.1
Total                                                  75.1      77.3    80.5     83.5     88.0    88.9     91.8

Table 11 (continued)                                                                                  (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                       1997      1998    1999     2000     2001    2002     2003
----------------------------------------------------------------------------- ----------------------------------
Interest Rates
                                                           ------------------ -------------------------
Bank Rate                                               3.5       5.1     4.9      5.8      4.3     2.7      3.2
Prime Rate                                              5.0       6.6     6.4      7.3      5.8     4.2      4.7
10-Year Government Bonds                                6.1       5.3     5.6      5.9      5.5     5.3      4.8
Three-month T-Bills                                     3.3       4.7     4.7      5.5      3.8     2.6      2.9
Mortgage Rates
5-Year Rate                                             7.1       6.9     7.6      8.3      7.4     7.0      6.4
1-Year Rate                                             5.5       6.5     6.8      7.9      6.1     5.2      4.8
Canadian Household Debt Burden*
Consumer                                               26.2      27.7    28.5     29.9     30.5    31.2     33.0
Mortgage                                               68.5      69.0    68.6     67.0     66.8    69.1     72.5
Total                                                  94.7      96.6    97.1     96.9     97.3   100.3    105.4
----------------------------------------------------------------------------- ----------------------------------
*    Household debt as a share of personal disposable income.
Note:    All data are annual averages.
Sources:Statistics Canada and Bank of Canada.
                                                   -------------------------- ----------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                105

-------------------------------------------------------------------------------------------------------------------

Table 12                                      Ontario and the G-7, Real Gross Domestic Product Growth, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                                                                      (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                  1990     1991      1992      1993      1994     1995      1996
--------------------------------------------------------------- --------- ---------------------------- ---------
Ontario                                           -1.7     -3.9       0.9       1.0       5.9      3.5       1.1
Canada                                             0.2     -2.1       0.9       2.3       4.8      2.8       1.6
France                                             2.6      1.0       1.3      -1.0       1.9      1.8       1.0
Germany                                            5.7      5.1       1.8      -1.1       2.4      1.8       0.8
Italy                                              1.9      1.4       0.7      -0.9       2.3      3.0       1.0
Japan                                              5.2      3.4       1.0       0.2       1.1      1.9       3.4
United Kingdom                                     0.8     -1.4       0.2       2.3       4.4      2.8       2.7
United States                                      1.9     -0.2       3.3       2.7       4.0      2.5       3.7

Table 12 (continued)                                                                                  (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                  1997     1998      1999      2000      2001     2002      2003
--------------------------------------------------------------- --------- ---------------------------- ---------
Ontario                                            4.5      4.8       7.5       5.7       1.6      3.7       1.6
Canada                                             4.2      4.1       5.5       5.2       1.8      3.4       2.0
France                                             1.9      3.6       3.2       4.2       2.1      1.1       0.5
Germany                                            1.5      1.7       1.9       3.1       1.0      0.2      -0.1
Italy                                              2.0      1.7       1.7       3.2       1.7      0.4       0.4
Japan                                              1.9     -1.1       0.1       2.8       0.4     -0.3       2.7
United Kingdom                                     3.3      3.1       2.8       3.8       2.1      1.6       2.2
United States                                      4.5      4.2       4.5       3.7       0.8      1.9       3.0
--------------------------------------------------------------- --------- ---------------------------- ---------
Note:    The adoption of new national account systems, SNA93 or ESA95, has been proceeding at an uneven pace among OECD member countries, both with respect to variables and the time period covered. As a consequence, there are breaks in many national series.  Moreover, some countries are using chain-weighted price indices to calculate real GDP and expenditures components. These numbers are working-day adjusted and hence may differ from the basis used for official projections.
Sources:      OECD, U.S. Bureau of Economic Analysis and Statistics Canada.
                                            ------------------- --------- ---------------------------- ---------

-------------------------------------------------------------------------------------------------------------------

106                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 13                                                       Ontario and the G-7, Employment Growth, 1990-2003
                                                                                                      (Per Cent)
                                                1990      1991      1992      1993      1994      1995      1996
------------------------------------------ --------- --------- --------- --------- --------- -------------------
Ontario                                          0.0      -3.4      -1.3       0.5       1.3       1.8       1.0
Canada                                           0.8      -1.8      -0.7       0.8       2.0       1.9       0.8
France                                           1.1       0.2      -0.6      -1.2       0.1       0.9       0.4
Germany                                          3.0       1.7      -1.9      -1.8      -0.2       0.1      -0.3
Italy                                            1.4       1.4      -1.1      -4.1      -1.6      -0.6       0.5
Japan                                            2.0       1.9       1.1       0.2       0.1       0.1       0.4
United Kingdom                                   0.4      -3.2      -2.8      -0.7       1.0       1.1       0.9
United States                                    1.2      -0.9       0.7       1.5       2.3       1.5       1.5

Table 13 (continued)                                                                                  (Per Cent)
                                                1997      1998      1999      2000      2001      2002      2003
------------------------------------------ --------- --------- --------- --------- --------- -------------------
Ontario                                          2.6       3.3       3.6       3.2       1.5       1.8       2.6
Canada                                           2.3       2.7       2.8       2.6       1.1       2.2       2.2
France                                           0.4       1.5       2.0       2.7       1.7       0.7       0.0
Germany                                         -0.2       1.1       1.2       2.0       0.3      -0.5      -1.1
Italy                                            0.4       1.1       1.3       1.9       2.1       1.5       1.0
Japan                                            1.1      -0.7      -0.8      -0.2      -0.6      -1.2      -0.2
United Kingdom                                   1.8       1.0       1.3       1.1       0.8       0.7       0.9
United States                                    2.3       1.5       1.5       2.5       0.0      -0.3       0.9
Sources:      IMF, U.S. Bureau of Labor Statistics and Statistics Canada.

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                107

-------------------------------------------------------------------------------------------------------------------

Table 14                                                      Ontario and the G-7, Unemployment Rates, 1990-2003
                                                                                                      (Per Cent)
                                                  1990      1991     1992      1993      1994     1995      1996
------------------------------------------------------------------------- ---------------------------- ---------
Ontario                                            6.2       9.5     10.7      10.9       9.6      8.7       9.0
Canada                                             8.1      10.3     11.2      11.4      10.4      9.4       9.6
France                                             8.8       9.4     10.3      11.6      12.0     11.4      12.0
Germany                                            4.5       5.3      6.2       7.5       8.0      7.7       8.4
Italy                                              9.1       8.6      8.8      10.2      11.2     11.7      11.7
Japan                                              2.1       2.1      2.2       2.5       2.9      3.2       3.4
United Kingdom                                     6.0       8.4     10.3      10.7       9.8      8.8       8.2
United States                                      5.6       6.8      7.5       6.9       6.1      5.6       5.4

Table 14 (continued)                                                                                  (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                  1997      1998     1999      2000      2001     2002      2003
------------------------------------------------------------------------- ---------------------------- ---------
Ontario                                            8.4       7.2      6.3       5.7       6.3      7.1       7.0
Canada                                             9.1       8.3      7.6       6.8       7.2      7.7       7.6
France                                            12.1      11.5     10.7       9.4       8.7      9.0       9.7
Germany                                            9.2       8.7      8.0       7.3       7.4      8.1       8.7
Italy                                             11.8      11.9     11.5      10.7       9.6      9.1       8.8
Japan                                              3.4       4.1      4.7       4.7       5.0      5.4       5.3
United Kingdom                                     7.1       6.3      6.1       5.5       5.1      5.2       5.0
United States                                      4.9       4.5      4.2       4.0       4.7      5.8       6.0
------------------------------------------------------------------------- ---------------------------- ---------
Note:    Labour market data are subject to differences in definitions across countries and to many series breaks, though the latter are often of a minor nature.
Sources:      OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
                                            ----------------------------- ---------------------------- ---------

-------------------------------------------------------------------------------------------------------------------

108                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 15                                                     Ontario and the G-7, CPI Inflation Rates, 1990-2003
                                                                                                      (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                             1990      1991       1992      1993       1994      1995       1996
-------------------------------------------------------------------------------- -------------------- ----------
Ontario                                       4.9       4.7        1.0       1.8        0.0       2.5        1.5
Canada                                        4.8       5.6        1.5       1.8        0.2       2.2        1.6
France                                        3.2       3.4        2.5       2.2        1.7       1.8        2.1
Germany                                       2.7       4.1        5.1       4.4        2.7       1.7        1.2
Italy                                         6.5       6.2        5.0       4.5        4.2       5.4        4.0
Japan                                         3.1       3.2        1.7       1.3        0.7      -0.1        0.1
United Kingdom                               13.4       7.5        4.2       2.5        2.0       2.7        2.5
United States                                 5.4       4.2        3.0       3.0        2.6       2.8        3.0

Table 15 (continued)                                                                                  (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                             1997      1998       1999      2000       2001      2002       2003
-------------------------------------------------------------------------------- -------------------- ----------
Ontario                                       1.9       0.9        1.9       2.9        3.1       2.0        2.7
Canada                                        1.6       0.9        1.7       2.7        2.6       2.2        2.8
France                                        1.3       0.7        0.6       1.8        1.8       1.9        2.2
Germany                                       1.5       0.6        0.6       1.4        1.9       1.3        1.0
Italy                                         1.9       2.0        1.7       2.6        2.3       2.6        2.8
Japan                                         1.7       0.7       -0.3      -0.7       -0.7      -0.9       -0.3
United Kingdom                                1.8       1.6        1.3       0.8        1.2       1.3        1.4
United States                                 2.3       1.6        2.2       3.4        2.8       1.6        2.3
-------------------------------------------------------------------------------- -------------------- ----------
Sources:  OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
                                      ------------------------------------------ -------------------- ----------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                109

-------------------------------------------------------------------------------------------------------------------

Table 16                                                                          G-7, Exchange Rates, 1990-2003
                                                                          (Foreign Currency per Canadian Dollar)
                                                  1990     1991      1992      1993      1994     1995      1996
--------------------------------------------------------------- -------------------------------------- ---------
Euro*                                           -         -         -        -         -         -         -
France                                           4.667    4.925     4.380     4.390     4.066    3.637     3.752
Germany                                          1.385    1.449     1.292     1.282     1.188    1.044     1.104
Italy                                           1026.9   1082.8    1019.6    1219.8    1180.7   1186.9    1131.6
Japan                                            124.1    117.6     104.8      86.2      74.8     68.5      79.8
United Kingdom                                   0.482    0.495     0.471     0.517     0.478    0.462     0.470
United States                                    0.857    0.873     0.827     0.775     0.732    0.729     0.733

Table 16 (continued)                                                      (Foreign Currency per Canadian Dollar)
                                                  1997     1998      1999      2000      2001     2002      2003
--------------------------------------------------------------- -------------------------------------- ---------
Euro*                                           -         -         0.631     0.730     0.721    0.674     0.632
France                                           4.211    3.968     -        -         -         -         -
Germany                                          1.251    1.183     -        -         -         -         -
Italy                                           1228.5   1168.2     -        -         -         -         -
Japan                                             87.3     87.8      76.3      72.6      78.4     79.7      82.7
United Kingdom                                   0.441    0.407     0.416     0.444     0.448    0.424     0.437
United States                                    0.722    0.674     0.673     0.673     0.646    0.637     0.714
--------------------------------------------------------------- -------------------------------------- ---------
*        Introduced January 4, 1999.
Note:         All data are annual averages.
Source:  Bank of Canada.
                                            ------------------- -------------------------------------- ---------

-------------------------------------------------------------------------------------------------------------------

110                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 17                                  Ontario, International Merchandise Exports1 by Major Commodity2, 2003
---------------------------------------------------------------------------------------------------------------
                                                                                          Value        Per Cent
                                                                                   ($ Millions)        of Total

                                                                                --------------- ---------------
Motor Vehicles, Parts and Accessories                                                    71,894            42.9
Machinery and Mechanical Appliances                                                      19,081            11.4
Electrical Machinery and Equipment                                                        7,936             4.7
Plastics and Plastic Articles                                                             6,981             4.2
Non-ferrous Metals and Allied Products                                                    6,001             3.6
Pulp; Paper and Allied Products                                                           5,620             3.4
Prepared Foodstuffs, Beverages and Tobacco,                                               4,800             2.9
Furniture and Fixtures, Signs, Prefabricated Buildings                                    4,541             2.7
Other Chemical Products                                                                   3,520             2.1
Precious Metals, Stones and Coins                                                         3,241             1.9
Wood and Wood Products                                                                    2,886             1.7
Iron and Steel                                                                            2,829             1.7
Mineral Products                                                                          2,819             1.7
Articles of Iron and Steel                                                                2,810             1.7
Pharmaceutical Products                                                                   2,195             1.3
Scientific, Professional and Photo Equipment, Clocks                                      2,080             1.2
Vegetable Products; Fats and Oils                                                         1,748             1.0
Rubber and Rubber Articles                                                                1,721             1.0
Live Animals; Animal Products                                                             1,493             0.9
Textiles and Textile Articles                                                             1,357             0.8
Articles of Stone, Cement, Ceramic and Glass                                              1,335             0.8
Organic Chemicals                                                                         1,253             0.7
Inorganic Chemicals; Chemical Elements and Compounds                                      1,248             0.7
Aircraft, Spacecraft and Parts                                                            1,027             0.6
Printed Matter                                                                              879             0.5
Apparel and Clothing Accessories                                                            571             0.3
Railway, Rolling Stock and Parts                                                            476             0.3
Hides, Leather, Travel Goods and Furs                                                       357             0.2
Toys, Games and Sports Equipment                                                            346             0.2
Other Textile and Clothing Articles                                                         202             0.1
Miscellaneous Articles; Works of Art                                                        195             0.1
Ships, Boats and Floating Structures                                                         74             0.0
Headgear, Umbrellas, Artificial Flowers                                                      30             0.0
Footwear                                                                                     29             0.0
Other Commodities3                                                                        4,134             2.5

Total Exports                                                                           167,707           100.0
----------------------------------------------------------------------------------------------- ---------------
Notes:
1.            Domestic exports exclude re-exports.
2.            Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit Harmonized System
              Codes. Data are customs based.
3.            Other Commodities includes special transactions.
Source:  Industry Canada.
                                                                                --------------- ---------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                111

-------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Table 18                                   Ontario, International Merchandise Imports by Major Commodity1, 2003
----------------------------------------------------------------------------------------------- ---------------

                                                                                          Value        Per Cent
                                                                                   ($ Millions)        of Total

                                                                                --------------- ---------------
Motor Vehicles, Parts and Accessories                                                    49,256            23.5
Machinery and Mechanical Appliances                                                      38,833            18.5
Electrical Machinery and Equipment                                                       22,952            10.9
Plastics and Plastic Articles                                                             8,762             4.2
Other Chemical  Products                                                                  7,945             3.8
Scientific, Professional and Photo Equipment, Clocks                                      7,846             3.7
Non-ferrous Metals and Allied Products                                                    6,807             3.2
Prepared Foodstuffs, Beverages and Tobacco                                                5,739             2.7
Pharmaceutical Products                                                                   5,218             2.5
Pulp; Paper and Allied Products                                                           4,378             2.1
Vegetable Products; Fats and Oils                                                         4,262             2.0
Articles of Iron and Steel                                                                4,138             2.0
Furniture and Fixtures, Signs, Prefabricated Buildings                                    3,688             1.8
Mineral Products                                                                          3,604             1.7
Rubber and Rubber Articles                                                                3,258             1.6
Iron and Steel                                                                            3,207             1.5
Organic Chemicals                                                                         3,167             1.5
Articles of Stone, Cement, Ceramic and Glass                                              2,883             1.4
Textiles and Textile Articles                                                             2,587             1.2
Printed Matter                                                                            2,450             1.2
Apparel and Clothing Accessories                                                          2,355             1.1
Toys, Games and Sports Equipment                                                          2,097             1.0
Precious Metals, Stones and Coins                                                         1,704             0.8
Live Animals; Animal Products                                                             1,641             0.8
Wood and Wood Products                                                                    1,451             0.7
Aircraft, Spacecraft and Parts                                                            1,327             0.6
Inorganic Chemicals; Chemical Elements and Compounds                                        933             0.4
Miscellaneous Articles; Works of Art                                                        766             0.4
Hides, Leather, Travel Goods and Furs                                                       748             0.4
Railway, Rolling Stock and Parts                                                            743             0.4
Footwear                                                                                    689             0.3
Other Textile and Clothing Articles                                                         544             0.3
Ships, Boats and Floating Structures                                                        232             0.1
Headgear, Umbrellas, Artificial Flowers                                                     160             0.1
Other Commodities2                                                                        3,583             1.7

Total Imports                                                                           209,952           100.0
----------------------------------------------------------------------------------------------- ---------------
Notes:
1.            Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit Harmonized System
              Codes.  Data are customs based.
2.            Other Commodities includes trans-shipments from one province to another through a foreign jurisdiction and special transactions.
Source:  Industry Canada.
                                                                                --------------- ---------------

-------------------------------------------------------------------------------------------------------------------

112                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 19                                         Ontario, International Merchandise Trade by Major Region, 2003
---------------------------------------------------------------------------------------------------------------
                                                      Exports         Per Cent         Imports         Per Cent
                                                 ($ Millions)         of Total    ($ Millions)         of Total
                                            -------------------------------------------------- ----------------

---------------------------------------------------------------------------------------------- ----------------
United States                                         153,455             91.5         150,016             71.5
Western Europe                                          7,034              4.2          16,655              7.9
   European Union                                       6,092              3.6          15,501              7.4
   Other Western Europe                                   942              0.6           1,155              0.6
Eastern Europe                                            389              0.2             789              0.4
Asia                                                    3,282              2.0          25,581             12.2
Oceania (Pacific)                                         963              0.6             700              0.3
   Pacific Rim                                          4,078              2.4          25,177             12.0
Caribbean                                                 268              0.2             179              0.1
Latin America                                           1,403              0.8          12,471              5.9
   Mexico                                                 855              0.5          10,017              4.8
Middle East                                               579              0.3             641              0.3
Africa                                                    335              0.2             444              0.2
Re-imports (Canada)                                         0              0.0           2,475              1.2

Total                                                 167,707            100.0         209,952            100.0
---------------------------------------------------------------------------------------------- ----------------
Note:    Data are customs based and do not include re-exports.
Source:  Industry Canada.
                                            -------------------------------------------------- ----------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                113

-------------------------------------------------------------------------------------------------------------------

Table 20                                          Canada, International Merchandise Trade by Major Region, 2003
---------------------------------------------------------------------------------------------------------------
                                                      Exports         Per Cent          Imports        Per Cent
                                                 ($ Millions)         of Total     ($ Millions)        of Total
                                            -------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
United States                                         303,563             85.7          203,550            60.7
Western Europe                                         19,627              5.5           44,646            13.3
   European Union                                      18,133              5.1           38,854            11.6
   Other Western Europe                                 1,494              0.4            5,792             1.7
Eastern Europe                                          1,073              0.3            2,252             0.7
Asia                                                   19,355              5.5           51,941            15.5
Oceania (Pacific)                                       1,787              0.5            2,200             0.7
   Pacific Rim                                         19,913              5.6           51,706            15.4
Caribbean                                                 777              0.2            1,113             0.3
Latin America                                           4,578              1.3           17,930             5.3
   Mexico                                               2,143              0.6           12,184             3.6
Middle East                                             1,684              0.5            3,413             1.0
Africa                                                  1,601              0.5            4,376             1.3
Re-imports (Canada)                                         5              0.0            4,112             1.2

Total                                                 354,050            100.0          335,533           100.0
---------------------------------------------------------------------------------------------------------------
Note:    Data are customs based and do not include re-exports.
Source:  Industry Canada.
                                            -------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

114                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 21                                               Ontario, Selected Demographic Characteristics, 1986-2004 1
-----------------------------------------------------------------------------------------------------------------
                                               Intercensal Estimates              Postcensal Estimates 2
                                                 1986      1991      1996      2001      2002      2003      2004
------------------------------------------------------------------------- ---------------------------------------
Total Population (000s)                         9,438    10,428    11,083    11,898    12,102    12,257    12,393
Annual Average Growth
   Over Preceding Year Shown (%)                  1.4       2.0       1.2       1.4       1.7       1.3       1.1

Median Age (Years)                               31.9      33.3      35.0      36.7      37.0      37.4      37.7

Age Group Shares (%)
   0-4                                            6.8       7.0       6.8       6.0       5.8       5.6       5.4
   5-14                                          13.4      13.1      13.5      13.5      13.4      13.2      13.0
   15-24                                         17.1      14.5      13.2      13.4      13.4      13.5      13.5
   25-44                                         32.1      34.2      32.9      31.5      31.3      30.9      30.6
   45-64                                         19.8      19.6      21.3      23.2      23.6      24.2      24.7
   65-74                                          6.5       7.0       7.3       7.0       6.9       6.9       6.9
   75+                                            4.2       4.6       5.0       5.6       5.7       5.8       5.9

Total Fertility Rate3                             1.6       1.7       1.6       1.5       1.5        NA        NA

Life Expectancy (Years)3
   Female                                        80.0      80.8      81.3      82.2      82.2        NA        NA
   Male                                          73.7      75.0      75.9      77.5      77.7        NA        NA

Families (000s)4                                2,445     2,727     2,933     3,191        NA        NA        NA
Households (000s)4                              3,222     3,638     3,925     4,219        NA        NA        NA
------------------------------------------------------------------------- ---------------------------------------
Notes:
1.       Population figures are for July 1 (census year).
2.       Estimates by Statistics Canada based on the 2001 Census adjusted for net Census undercoverage.
3.       Calendar-year data.
4.            Families and Households are Census data.
Source:  Statistics Canada.
                                           ------------------------------ ---------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                115

-------------------------------------------------------------------------------------------------------------------

Table 22                                            Ontario, Components of Population Growth, 1994-95 to 2003-041
-----------------------------------------------------------------------------------------------------------------
                                                                                                      (Thousands)
-----------------------------------------------------------------------------------------------------------------
                                                            1994-95     1995-96    1996-97    1997-98     1998-99
------------------------------------------------------------------- --------------------------------- -----------
Population at Beginning of Period                            10,818      10,950     11,083     11,228      11,367

Births                                                          147         143        136        133         131
Deaths                                                           78          78         80         80          80
Immigrants                                                      120         116        119        106          92
Net Emigrants3                                                   26          25         27         26          24
Net Change in Non-permanent Residents                           -17         -10         -3         -3           6
Interprovincial Arrivals                                         67          69         70         75          73
Interprovincial Departures                                       70          72         68         66          56
Population Growth During Period                                 132         133        145        139         139

Population at End of Period 2                                10,950      11,083     11,228     11,367      11,506

Population Growth (%)                                           1.2         1.2        1.3        1.2         1.2

Table 22 (continued)                                                                                  (Thousands)
-----------------------------------------------------------------------------------------------------------------
                                                            1999-00     2000-01    2001-02    2002-03     2003-04
------------------------------------------------------------------- --------------------------------- -----------
Population at Beginning of Period                            11,506      11,685     11,898     12,102      12,257

Births                                                          131         128        129        129         128
Deaths                                                           81          81         81         84          87
Immigrants                                                      117         150        153        110         128
Net Emigrants3                                                   24          23         19         19          19
Net Change in Non-permanent Residents                            16          21         17         18          -5
Interprovincial Arrivals                                         79          75         70         64          68
Interprovincial Departures                                       57          56         65         64          77
Population Growth During Period                                 179         212        204        155         136

Population at End of Period 2                                11,685      11,898     12,102     12,257      12,393

Population Growth (%)                                           1.6         1.8        1.7        1.3         1.1
------------------------------------------------------------------- --------------------------------- -----------
Notes:
1.            Data are from July 1 to June 30 (census year).
2.            The sum of the components does not equal the total change in population due to residual deviation.
3.            Net Emigrants = Emigrants plus temporarily abroad minus returning emigrants.
Source:Statistics Canada. Estimates based on the 2001 Census adjusted for net Census undercoverage.
                                                        ----------- --------------------------------- -----------

                                                        ----------- --------------------------------- -----------

-------------------------------------------------------------------------------------------------------------------

116                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Population at Beginning of Period                            10,818      10,950     11,083     11,228      11,367
                                                        ----------- --------------------------------- -----------

                                                        ----------- --------------------------------- -----------

Table 23                                                                        Ontario, Labour Force, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                               1990       1991      1992      1993      1994      1995      1996
----------------------------------------- --------- ------------------------------------------------------------
Labour Force (000s)                           5,533      5,544     5,542     5,581     5,574     5,620     5,695
Annual Labour Force Growth (%)                  1.2        0.2       0.0       0.7      -0.1       0.8       1.3
Participation Rate (%)
Male                                           78.0       76.4      75.1      74.4      73.5      72.9      72.6
Female                                         61.4       61.0      60.0      59.5      58.8      58.7      58.9
Share of Labour Force (%)
Youth (15-24)                                  19.6       18.6      18.1      17.3      16.8      16.4      16.2
Older Workers (45+)                            26.3       26.6      27.4      28.0      28.8      29.1      29.5

Table 23 (continued)
----------------------------------------- ----------------------------------------------------------------------
                                               1997       1998      1999      2000      2001      2002      2003
----------------------------------------- --------- ------------------------------------------------------------
Labour Force (000s)                           5,801      5,914     6,071     6,228     6,3646,532          6,694
Annual Labour Force Growth (%)                  1.9        1.9       2.6       2.6       2.2       2.6       2.5
Participation Rate (%)
Male                                           72.8       72.6      73.2      73.4      73.5      74.1      74.5
Female                                         59.1       59.7      60.4      61.2      61.4      61.9      62.6
Share of Labour Force (%)
Youth (15-24)                                  15.9       15.7      16.0      16.1      15.9      16.0      15.9
Older Workers (45+)                            30.2       30.6      31.3      32.0      32.5      33.4      34.5
----------------------------------------- --------- ------------------------------------------------------------
Source:Statistics Canada.
                                          --------- ------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                117

-------------------------------------------------------------------------------------------------------------------

Table 24                                                                          Ontario, Employment, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                   1990      1991     1992      1993     1994      1995     1996
----------------------------------------------------------------------------------------------------------------
Total Employment (000s)                           5,191     5,016    4,949     4,974    5,039     5,131    5,181
Male                                              2,851     2,717    2,661     2,688    2,729     2,777    2,798
Female                                            2,340     2,299    2,288     2,286    2,311     2,353    2,383
Annual Employment Growth (%)                        0.0      -3.4     -1.3       0.5      1.3       1.8      1.0
Net Job Creation (000s)                              -2      -176      -67        25       65        91       50
Private-sector Employment (000s)                  3,542     3,337    3,237     3,209    3,274     3,395    3,459
Public-sector Employment (000s)                   1,013     1,022    1,039     1,042    1,033     1,004      963
Self-employment (000s)                              636       657      673       723      733       732      758
Manufacturing Employment
(% of total)                                       19.2      18.0     17.3      16.5     16.6      17.1     17.4
Services Employment
(% of total)                                       70.0      71.7     72.7      73.8     74.0      73.7     73.6
Part-time (% of total)                             17.1      18.3     18.6      19.7     19.0      18.8     19.3
Average Hours Worked
Per Week1                                          38.1      37.3     36.7      37.2     37.6      37.2     37.6

Table 24 (continued)                               1997      1998     1999      2000     2001      2002     2003
----------------------------------------------------------------------------------------------------------------
Total Employment (000s)                           5,313     5,490    5,688     5,872    5,963     6,068    6,229
Male                                              2,879     2,952    3,058     3,146    3,184     3,237    3,315
Female                                            2,435     2,538    2,630     2,726    2,779     2,831    2,914
Annual Employment Growth (%)                        2.6       3.3      3.6       3.2      1.5       1.8      2.6
Net Job Creation (000s)                             133       177      198       184       91       105      161
Private-sector Employment (000s)                  3,526     3,687    3,828     3,972    4,091     4,150    4,250
Public-sector Employment (000s)                     939       941      964       987      988     1,038    1,070
Self-employment (000s)                              849       862      896       913      884       880      909
Manufacturing Employment
(% of total)                                       17.7      18.0     18.4      18.7     18.2      18.5     17.5
Services Employment
(% of total)                                       73.4      73.2     72.7      72.7     73.1      73.0     73.5
Part-time (% of total)                             19.2      18.6     18.0      17.9     17.8      18.1     18.3
Average Hours Worked
Per Week1                                          37.8      37.8     37.9      38.1     37.5      37.4     36.6
----------------------------------------------------------------------------------------------------------------
Note:
1.            Average actual hours worked per week at all jobs, excluding persons not at work, in reference week.
Source:Statistics Canada.
                                              ------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

118                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 25                                                                        Ontario, Unemployment, 1990-2003
----------------------------------------------------------------------------------------------------------------
                                                 1990      1991      1992      1993     1994      1995      1996
----------------------------------------------------- -------------------------------------- -------------------
Total Unemployment (000s)                         342       528       593       607      535       489       515
Unemployment Rate (%)                             6.2       9.5      10.7      10.9      9.6       8.7       9.0
Male                                              6.2      10.0      11.9      11.5     10.0       8.9       9.0
Female                                            6.1       8.9       9.3      10.1      9.1       8.5       9.0
Toronto CMA1                                      5.2       9.5      11.2      11.4     10.4       8.6       9.1
Northern Ontario                                  8.1      11.4      12.6      12.4     11.6       9.9      10.7
Youth (15-24)                                    10.0      15.0      17.4      17.5     15.5      14.6      14.9
Older Workers (45+)                               4.0       6.8       7.4       7.6      7.0       6.5       6.4
Share of Total Unemployment (% )
Long-term Unemployed (27 weeks+)                 13.7      22.5      29.7      33.4     32.3      29.4      28.3
Youth (15-24)                                    31.7      29.3      29.5      27.8     27.1      27.5      26.6
Older Workers (45+)                              16.9      19.0      19.0      19.5     21.1      21.7      20.8
Average Duration (weeks)2                        13.7      18.5      23.3      26.9     27.5      25.8      24.8
Youth (15-24)                                    10.0      13.5      16.6      18.4     17.8      16.2      15.4
Older Workers (45+)                              18.9      22.7      29.7      33.7     34.6      33.4      31.1

Table 25 (continued)                             1997      1998      1999      2000     2001      2002      2003
----------------------------------------------------- -------------------------------------- -------------------
Total Unemployment (000s)                         488       424       383       356      402       464       466
Unemployment Rate (%)                             8.4       7.2       6.3       5.7      6.3       7.1       7.0
Male                                              8.2       7.1       6.2       5.5      6.4       7.3       7.1
Female                                            8.7       7.2       6.4       5.9      6.2       6.8       6.8
Toronto CMA1                                      8.0       7.0       6.1       5.5      6.3       7.4       7.7
Northern Ontario                                 10.4      11.0       9.0       8.2      7.9       8.0       7.3
Youth (15-24)                                    16.4      14.4      13.1      11.8     12.5      13.9      14.5
Older Workers (45+)                               5.9       5.3       4.2       4.0      4.4       4.7       4.7
Share of Total Unemployment (% )
Long-term Unemployed (27 weeks+)                 25.5      21.8      19.0      15.4     12.9      15.8      16.6
Youth (15-24)                                    30.9      31.5      33.3      33.1     31.6      31.3      33.3
Older Workers (45+)                              21.3      22.6      20.7      22.4     22.9      22.0      23.4
Average Duration (weeks)2                        26.6      23.2      21.2      17.8     15.4      16.5      17.2
Youth (15-24)                                    13.7      12.7      11.5       9.8      8.7       9.6       9.6
Older Workers (45+)                              42.6      39.2      33.6      28.1     25.8      24.2      27.3
----------------------------------------------------- -------------------------------------- -------------------
Notes:
1.            CMA is Census Metropolitan Area.  Toronto CMA includes the City of Toronto; the Regions of York, Peel and Halton
              (excluding Burlington); Uxbridge, Pickering, Ajax, Mono, Orangeville, New Tecumseth and
         Bradford West Gwillimbury.
2.            Prior to 1997, unemployment of 100 or more weeks was recorded as 99 due to data processing limitations. This restriction was removed for data after 1996.
Source:Statistics Canada.
                                            --------- -------------------------------------- -------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                119

-------------------------------------------------------------------------------------------------------------------

Table 26                                      Ontario, Employment Insurance (EI) and Social Assistance, 1990-2003
-----------------------------------------------------------------------------------------------------------------
                                                    1990      1991     1992     1993     1994      1995      1996
--------------------------------------------------------------------------- -------- ----------------------------
EI Regular Beneficiaries (000s)                      214       319      322      294      228       181       180
EI Maximum Insurable Earnings ($)1                   640       680      710      745      780       815       750
EI Maximum Weekly Entitlement ($)                    384       408      426      425      429       448       413
EI Premium Rate
Employer ($/$100 Insurable Earnings)                3.15 3.15/3.92(2)  4.20     4.20     4.30      4.20      4.13
Employee ($/$100 Insurable Earnings)                2.25 2.25/2.80(2)  3.00     3.00     3.07      3.00      2.95
EI Total Benefits Paid ($ millions)3               3,419     5,362    5,845    5,406    4,511     3,796     3,653
EI Premiums Paid ($ millions)3                     5,432     6,220    7,353    7,567    8,067     7,929     7,582
Social Assistance Caseload (000s)5                   366       499      608      660      673       660       599

Table 26 (continued)                                1997      1998     1999     2000     2001      2002      2003
--------------------------------------------------------------------------- -------- ----------------------------
EI Regular Beneficiaries (000s)                      151       131      110      101      122       136       142
EI Maximum Insurable Earnings ($)1                39,000    39,000   39,000   39,000   39,000    39,000    39,000
EI Maximum Weekly Entitlement ($)                    413       413      413      413      413       413       413
EI Premium Rate
Employer ($/$100 Insurable Earnings)                4.06      3.78     3.57     3.36     3.15      3.08      2.94
Employee ($/$100 Insurable Earnings)                2.90      2.70     2.55     2.40     2.25      2.20      2.10
EI Total Benefits Paid ($ millions)3               3,436     3,141    3,051    2,787    3,524     4,328     4,342
EI Premiums Paid ($ millions)3                     8,173     7,679    7,614    7,668    7,477    7,549(4) 7,231(4)
Social Assistance Caseload (000s)5                   568       529      479      436      408       411       413
--------------------------------------------------------------------------- -------- ----------------------------
Notes:
1.       Effective January 1, 1997, the maximum weekly insurable earnings of $750 was eliminated and replaced with an annual maximum set at $39,000.
2.       Premium rates for 1991 changed at mid-year.
3.       Employment Insurance benefit payments are on a cash basis; premiums are paid on an accrual basis.
4.       Premiums paid in 2002 and 2003 are Ontario Ministry of Finance estimates.
5.       The number of social assistance cases from 1998 to 2003 includes recipients of the Ontario Works program, the Ontario
         Disability Support Program, Temporary Care Assistance and the Assistance for Children with Severe Disabilities program.
         The Ontario Works Act  was proclaimed in May 1998 and replaced the General Welfare Act. The Ontario Disability Support
         Program Act was proclaimed in June 1998.
Sources:                   Statistics Canada, Human Resources and Skills Development Canada, Ontario Ministry of Finance and Ontario Ministry of
                           Community and Social Services.
                                               ---------------------------- -------- ----------------------------

-------------------------------------------------------------------------------------------------------------------

120                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 27                                                                  Ontario, Labour Compensation, 1990-2003
-----------------------------------------------------------------------------------------------------------------
                                                      1990    1991      1992     1993     1994     1995      1996
------------------------------------------------ ----------------- --------------------------- -------- ---------
Average Weekly Earnings ($)1                            NA  576.13    598.80   612.33   628.16   634.17    649.55
Increase (%)                                            NA      NA       3.9      2.3      2.6      1.0       2.4
CPI Inflation (%)                                      4.9     4.7       1.0      1.8      0.0      2.5       1.5
AWE Increase Less CPI Inflation (%)                     NA      NA       2.9      0.5      2.6     -1.5       0.9
AWE - Manufacturing ($)                                 NA  683.30    716.55   739.20   761.95   770.80    794.09
Increase (%)                                            NA      NA       4.9      3.2      3.1      1.2       3.0
Increase Less CPI Inflation (%)                         NA      NA       3.9      1.4      3.1     -1.3       1.5
Wage Settlement Increases (%)2
All Sectors                                            5.9     4.7       2.7      1.0      0.4      1.0       1.1
Public                                                 6.9     5.0       2.6      0.5      0.1      0.2       0.3
Private                                                5.2     3.8       2.7      1.9      1.1      1.7       2.2
Person Days Lost Due to Strikes and
Lockouts (000s)                                      2,958     454       578      371      488      477     1,915
Minimum Wage at Year-end ($/hour)                     5.40    6.00      6.35     6.35     6.70     6.85      6.85

Table 27 (continued)                                  1997    1998      1999     2000     2001     2002      2003
------------------------------------------------ ----------------- --------------------------- -------- ---------
Average Weekly Earnings ($)1                        663.73  672.67    683.70   700.12   712.88   725.98    733.00
Increase (%)                                           2.2     1.3       1.6      2.4      1.8      1.8       1.0
CPI Inflation (%)                                      1.9     0.9       1.9      2.9      3.1      2.0       2.7
AWE Increase Less CPI Inflation (%)                    0.3     0.4      -0.3     -0.5     -1.3     -0.2      -1.7
AWE - Manufacturing ($)                             821.28  841.78    852.13   869.40   882.76   906.10    917.68
Increase (%)                                           3.4     2.5       1.2      2.0      1.5      2.6       1.3
Increase Less CPI Inflation (%)                        1.5     1.6      -0.7     -0.9     -1.6      0.6      -1.4
Wage Settlement Increases (%)2
All Sectors                                            1.2     1.6       2.1      2.6      3.0      3.0       3.1
Public                                                 0.7     1.3       1.4      2.7      2.9      2.9       3.5
Private                                                2.3     2.1       3.1      2.4      3.0      3.0       1.9
Person Days Lost Due to Strikes and
Lockouts (000s)                                      1,904   1,061 651      650            672    1,511       495
Minimum Wage at Year-end ($/hour)                     6.85    6.85      6.85     6.85     6.85     6.85      6.85
------------------------------------------------ ----------------- --------------------------- -------- ---------
Notes:
1.       Average Weekly Earnings (AWE) includes overtime. In 2001, Statistics Canada changed its estimates of AWE from the 1980 Standard Industrial Classification (SIC) to the North American Industry Classification System
         (NAICS).  AWE based on NAICS is available only back to 1991.
2.       Wage settlement increases are for collective agreements covering 200 or more employees, Ontario Ministry of
         Labour.
Sources:   Statistics Canada, Ontario Ministry of Labour and Ontario Ministry of Finance.
                                                 ----------------- --------------------------- -------- ---------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                121

-------------------------------------------------------------------------------------------------------------------

Table 28                                                           Ontario, Employment by Occupation, 1992-2003
---------------------------------------------------------------------------------------------------------------
                                                                                                    (Thousands)
---------------------------------------------------------------------------------------------------------------
                                                                 1992    1993     1994    1995     1996    1997
---------------------------------------------------------------------------------------------------------------
Management                                                        494     523      507     547      537     548
Business, Finance and Administrative                            1,033     993      997   1,009      995     993
Natural and Applied Sciences                                      264     256      260     284      285     314
Health                                                            243     260      258     256      250     265
Social Science, Education, Government
         Service and Religion                                     343     340      374     342      341     345
Art, Culture, Recreation and Sport                                128     139      150     143      148     148
Sales and Service                                               1,174   1,207    1,197   1,223    1,255   1,264
Trades, Transport and Equipment Operators                         703     701      715     732      743     779
Primary Industry                                                  148     153      148     145      142     145
Processing, Manufacturing and Utilities                           419     403      435     450      485     512

Total                                                           4,949   4,974    5,039   5,131    5,181   5,313

Table 28 (continued)                                                                                (Thousands)
                                                                 1998    1999     2000    2001     2002    2003
---------------------------------------------------------------------------------------------------------------
Management                                                        552     550      566     557      566     593
Business, Finance and Administrative                            1,031   1,054    1,079   1,131    1,136   1,160
Natural and Applied Sciences                                      345     389      423     448      440     446
Health                                                            260     272      279     282      306     322
Social Science, Education, Government
         Service and Religion                                     359     390      401     404      412     415
Art, Culture, Recreation and Sport                                155     169      172     180      172     184
Sales and Service                                               1,316   1,351    1,408   1,434    1,465   1,520
Trades, Transport and Equipment Operators                         798     792      806     823      846     865
Primary Industry                                                  139     153      142     131      124     134
Processing, Manufacturing and Utilities                           536     569      597     573      602     590

Total                                                           5,490   5,688    5,872   5,963    6,068   6,229
---------------------------------------------------------------------------------------------------------------
Note:    Occupational groupings based on Standard Occupational Classification 1991 (SOC91).
Source:    Statistics Canada.
                                                            ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

122                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 29                                            Ontario, Distribution of Employment by Occupation, 1992-2003
----------------------------------------------------------------------------------------------------------------
                                                                                                      (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                                  1992    1993     1994    1995     1996    1997
----------------------------------------------------------------------------------------------------------------
Management                                                        10.0    10.5     10.1    10.7     10.4    10.3
Business, Finance and Administrative                              20.9    20.0     19.8    19.7     19.2    18.7
Natural and Applied Sciences                                       5.3     5.1      5.1     5.5      5.5     5.9
Health                                                             4.9     5.2      5.1     5.0      4.8     5.0
Social Science, Education, Government
         Service and Religion                                      6.9     6.8      7.4     6.7      6.6     6.5
Art, Culture, Recreation and Sport                                 2.6     2.8      3.0     2.8      2.9     2.8
Sales and Service                                                 23.7    24.3     23.8    23.8     24.2    23.8
Trades, Transport and Equipment Operators                         14.2    14.1     14.2    14.3     14.3    14.7
Primary Industry                                                   3.0     3.1      2.9     2.8      2.7     2.7
Processing, Manufacturing and Utilities                            8.5     8.1      8.6     8.8      9.4     9.6

Total                                                            100.0   100.0    100.0   100.0    100.0   100.0

Table 29 (continued)                                                                                  (Per Cent)
----------------------------------------------------------------------------------------------------------------
                                                                  1998    1999     2000    2001     2002    2003
----------------------------------------------------------------------------------------------------------------
Management                                                        10.1     9.7      9.6     9.3      9.3     9.5
Business, Finance and Administrative                              18.8    18.5     18.4    19.0     18.7    18.6
Natural and Applied Sciences                                       6.3     6.8      7.2     7.5      7.2     7.2
Health                                                             4.7     4.8      4.7     4.7      5.0     5.2
Social Science, Education, Government
         Service and Religion                                      6.5     6.9      6.8     6.8      6.8     6.7
Art, Culture, Recreation and Sport                                 2.8     3.0      2.9     3.0      2.8     2.9
Sales and Service                                                 24.0    23.7     24.0    24.0     24.1    24.4
Trades, Transport and Equipment Operators                         14.5    13.9     13.7    13.8     13.9    13.9
Primary Industry                                                   2.5     2.7      2.4     2.2      2.0     2.1
Processing, Manufacturing and Utilities                            9.8    10.0     10.2     9.6      9.9     9.5

Total                                                            100.0   100.0    100.0   100.0    100.0   100.0
----------------------------------------------------------------------------------------------------------------
Note:    Occupational groupings based on Standard Occupational Classification 1991 (SOC91).
Source:    Statistics Canada.
                                                             ---------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                123

-------------------------------------------------------------------------------------------------------------------

Table 30                                                              Ontario, Employment by Industry, 1994-2003
----------------------------------------------------------------------------------------------------------------
                                                                                                     (Thousands)
----------------------------------------------------------------------------------------------------------------
                                                                         1994    1995     1996     1997     1998
------------------------------------------------------------------------------------- --------------------------
Goods Producing Industries                                              1,312   1,348    1,366    1,412    1,469

Primary Industries                                                        155     152      151      143      144
         Agriculture                                                      112     107      105      103      106

Manufacturing                                                             838     878      904      939      989

Construction                                                              271     269      261      282      288

Utilities                                                                  49      49       50       48       49

Services Producing Industries                                           3,727   3,782    3,815    3,902    4,021

Trade                                                                     771     767      783      802      813

Transportation and Warehousing                                            236     242      244      248      261

Finance, Insurance, Real Estate and Leasing                               355     365      372      377      376

Professional, Scientific and Technical Services                           282     302      313      350      372

Business, Building and Other Support                                      158     174      181      194      210

Educational Services                                                      364     358      340      340      347

Health Care and Social Assistance                                         503     510      503      495      518

Information, Culture and Recreation                                       223     233      232      248      243

Accommodation and Food Services                                           288     293      315      316      335

Public Administration                                                     314     305      290      279      284

Other Services                                                            234     235      242      251      262

Total Employment                                                        5,039   5,131    5,181    5,313    5,490

------------------------------------------------------------------------------------- --------------------------

-------------------------------------------------------------------------------------------------------------------

124                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 30 (continued)                                                  Ontario, Employment by Industry, 1994-2003
----------------------------------------------------------------------------------------------------------------
                                                                                                     (Thousands)
----------------------------------------------------------------------------------------------------------------
                                                                          1999     2000    2001    2002     2003
----------------------------------------------------------------------------------------------------------------
Goods Producing Industries                                               1,550    1,602   1,602   1,636    1,649

Primary Industries                                                         152      133     122     111      116
         Agriculture                                                       114       98      84      76       84

Manufacturing                                                            1,049    1,099   1,088   1,120    1,092

Construction                                                               300      324     343     354      386

Utilities                                                                   50       46      50      51       55

Services Producing Industries                                            4,138    4,271   4,361   4,433    4,580

Trade                                                                      850      874     924     921      936

Transportation and Warehousing                                             260      278     276     285      283

Finance, Insurance, Real Estate and Leasing                                384      385     395     398      433

Professional, Scientific and Technical Services                            397      424     437     436      443

Business, Building and Other Support                                       224      246     249     255      266

Educational Services                                                       368      369     358     379      386

Health Care and Social Assistance                                          518      544     553     564      607

Information, Culture and Recreation                                        257      282     299     288      289

Accommodation and Food Services                                            340      343     342     364      373

Public Administration                                                      286      274     275     291      306

Other Services                                                             254      252     254     253      259

Total Employment                                                         5,688    5,872   5,963   6,068    6,229

----------------------------------------------------------------------------------------------------------------
Note:Industrial groupings based on North American Industry Classification System (NAICS).
Source:Statistics Canada.
                                                                     -------------------------------------------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                125

-------------------------------------------------------------------------------------------------------------------

Table 31                                                    Ontario, Growth in Employment by Industry, 1994-2003
----------------------------------------------------------------------------------------------------------------
                                                                                               (Per Cent Change)
----------------------------------------------------------------------------------------------------------------
                                                                         1994    1995     1996     1997     1998
------------------------------------------------------------------------------------- --------------------------
Goods Producing Industries                                                0.8     2.7      1.3      3.4      4.1

Primary Industries                                                       -2.5    -1.8     -0.9     -5.5      1.1
         Agriculture                                                     -2.2    -4.3     -1.5     -2.5      3.1

Manufacturing                                                             2.0     4.8      2.9      3.9      5.4

Construction                                                              2.5    -0.7     -2.6      8.0      1.8

Utilities                                                               -13.9     0.6      1.6     -3.2      1.0

Services Producing Industries                                             1.5     1.5      0.9      2.3      3.0

Trade                                                                    -0.9    -0.6      2.2      2.4      1.4

Transportation and Warehousing                                            6.6     2.8      0.6      1.8      5.3

Finance, Insurance, Real Estate and Leasing                              -3.4     2.8      2.2      1.3     -0.5

Professional, Scientific and Technical Services                           4.4     7.0      3.8     11.7      6.3

Business, Building and Other Support                                      3.8     9.9      4.0      7.4      8.0

Educational Services                                                      2.2    -1.7     -5.0      0.0      2.1

Health Care and Social Assistance                                         1.5     1.4     -1.4     -1.5      4.6

Information, Culture and Recreation                                       6.7     4.6     -0.5      7.0     -2.1

Accommodation and Food Services                                           2.5     1.8      7.4      0.6      5.8

Public Administration                                                    -1.4    -2.8     -4.9     -3.7      1.6

Other Services                                                            4.2     0.4      3.1      3.5      4.6

Total Employment                                                          1.3     1.8      1.0      2.6      3.3
------------------------------------------------------------------------------------- --------------------------

-------------------------------------------------------------------------------------------------------------------

126                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 31 (continued)                                        Ontario, Growth in Employment by Industry, 1994-2003
----------------------------------------------------------------------------------------------------------------
                                                                                               (Per Cent Change)
----------------------------------------------------------------------------------------------------------------
                                                                          1999     2000    2001    2002     2003
------------------------------------------------------------------------------------------------------- --------
Goods Producing Industries                                                 5.5      3.3     0.0     2.1      0.8

Primary Industries                                                         5.6    -12.7    -8.5    -8.8      5.1
         Agriculture                                                       7.9    -14.4   -14.2    -8.7      9.8

Manufacturing                                                              6.0      4.8    -1.0     3.0     -2.5

Construction                                                               4.4      7.8     6.1     3.1      9.0

Utilities                                                                  1.2     -6.3     7.1     2.4      7.5

Services Producing Industries                                              2.9      3.2     2.1     1.7      3.3

Trade                                                                      4.5      2.8     5.7    -0.3      1.6

Transportation and Warehousing                                            -0.5      7.0    -0.7     3.1     -0.6

Finance, Insurance, Real Estate and Leasing                                2.3      0.3     2.4     0.9      8.8

Professional, Scientific and Technical Services                            6.5      6.8     3.1    -0.2      1.6

Business, Building and Other Support                                       7.0      9.5     1.5     2.2      4.2

Educational Services                                                       6.2      0.2    -3.0     5.7      1.8

Health Care and Social Assistance                                          0.0      5.0     1.5     2.0      7.6

Information, Culture and Recreation                                        5.7      9.9     6.1    -3.6      0.3

Accommodation and Food Services                                            1.6      0.7    -0.3     6.5      2.5

Public Administration                                                      0.6     -4.0     0.3     6.0      5.2

Other Services                                                            -3.3     -0.8     0.9    -0.5      2.5

Total Employment                                                           3.6      3.2     1.5     1.8      2.6

------------------------------------------------------------------------------------------------------- --------
Note:Industrial groupings based on North American Industry Classification System (NAICS).
Source:Statistics Canada.
                                                                     ---------------------------------- --------

-------------------------------------------------------------------------------------------------------------------

2004 Ontario Economic Outlook and Fiscal Review                                                                127

-------------------------------------------------------------------------------------------------------------------

Table 32                                               Ontario, Employment Level by Economic Regions, 1993-20042
----------------------------------------------------------------------------------------------------------------
                                                                                                     (Thousands)
----------------------------------------------------------------------------------------------------------------
                                                            1993      1994     1995      1996     1997      1998
---------------------------------------------------------------- ------------------ ------------------ ---------
Ontario                                                    4,974     5,039    5,131     5,181    5,313     5,490
Region:*
East                                                         683       701      674       674      686       727
Ottawa (510)                                                 503       521      501       508      516       543
Kingston-Pembroke (515)                                      180       180      172       166      170       183
Greater Toronto Area (530)1                                2,119     2,115    2,215     2,242    2,348     2,426
Central                                                    1,139     1,173    1,194     1,209    1,230     1,276
Muskoka-Kawarthas (520)                                      136       137      148       148      150       152
Kitchener-Waterloo-Barrie (540)                              458       470      469       478      496       515
Hamilton-Niagara Peninsula (550)                             546       567      577       583      584       609
Southwest                                                    689       705      686       699      704       714
London (560)                                                 285       288      285       278      283       286
Windsor-Sarnia (570)                                         267       274      272       279      277       286
Stratford-Bruce Peninsula (580)                              137       143      130       142      145       142
North                                                        344       345      362       357      345       348
Northeast (590)                                              238       237      248       247      241       244
Northwest (595)                                              106       108      114       110      105       105

Table 32 (continued)                                                                                 (Thousands)
----------------------------------------------------------------------------------------------------------------
                                                            1999      2000     2001      2002     2003     20042
---------------------------------------------------------------- ------------------ ------------------ ---------
Ontario                                                    5,688     5,872    5,963     6,068    6,229     6,319
Region:*
East                                                         750       757      776       787      807       804
Ottawa (510)                                                 556       573      587       592      615       609
Kingston-Pembroke (515)                                      195       184      189       195      192       194
Greater Toronto Area (530)1                                2,511     2,616    2,689     2,743    2,817     2,879
Central                                                    1,322     1,371    1,374     1,401    1,459     1,476
Muskoka-Kawarthas (520)                                      161       165      157       159      178       188
Kitchener-Waterloo-Barrie (540)                              544       552      562       584      598       611
Hamilton-Niagara Peninsula (550)                             618       654      655       659      683       678
Southwest                                                    744       763      757       767      773       794
London (560)                                                 299       307      304       306      314       326
Windsor-Sarnia (570)                                         296       304      305       311      311       309
Stratford-Bruce Peninsula (580)                              149       152      149       150      148       160
North                                                        361       366      366       370      372       366
Northeast (590)                                              250       253      257       255      255       254
Northwest (595)                                              112       113      110       115      118       112
---------------------------------------------------------------- ------------------ ------------------ ---------
*        Standard deviations vary significantly across regions, decreasing as the size of the region increases.
Notes:
All figures are average annual employment levels.
1.       Economic region of Toronto (530) closely matches the GTA, except that it excludes the City of Burlington.
2.       Figures are year-to-date averages of the first nine months of 2004.
Sources:   Statistics Canada and Ontario Ministry of Finance.
                                                       --------- ------------------ ------------------ ---------

Table 33                                           Ontario, Employment Level by Industry for Economic Regions, 2003
-------------------------------------------------------------------------------------------------------------------
                                                                                                        (Thousands)
-------------------------------------------------------------------------------------------------------------------
                                                              All                                             Manu-
                                                       Industries    Agriculture        Resources1        facturing
                                                 ------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Ontario                                                     6,229             84                33            1,092
Region:
East                                                          807             12                 2               80
Ottawa (510)                                                  615              8               ...               54
Kingston-Pembroke (515)                                       192              5                 2               25
Greater Toronto Area (530)                                  2,817              9                 3              496
Central                                                     1,459             29                 3              303
Muskoka-Kawarthas (520)                                       178              4               ...               28
Kitchener-Waterloo-Barrie (540)                               598             10               ...              140
Hamilton-Niagara Peninsula (550)                              683             14               ...              136
Southwest                                                     773             31                 3              171
London (560)                                                  314             11               ...               61
Windsor-Sarnia (570)                                          311              8                 2               82
Stratford-Bruce Peninsula (580)                               148             12               ...               28
North                                                         372              3                22               41
Northeast (590)                                               254              2                15               26
Northwest (595)                                               118            ...                 7               15
Table 33 (continued)                                                                                    (Thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                                    Finance, Prof.   Info., Culture
                                                     Construction  Distributive2          & Mgmt.3    & Recreation4
                                                 ------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Ontario                                                       386            562             1,141              289
Region:
East                                                           48             59               140               34
Ottawa (510)                                                   36             45               115               29
Kingston-Pembroke (515)                                        12             15                25                5
Greater Toronto Area (530)                                    163            285               659              142
Central                                                       104            120               210               70
Muskoka-Kawarthas (520)                                        17             15                22                9
Kitchener-Waterloo-Barrie (540)                                44             50                88               25
Hamilton-Niagara Peninsula (550)                               44             55               100               36
Southwest                                                      47             67                93               28
London (560)                                                   20             25                46               11
Windsor-Sarnia (570)                                           18             23                33               13
Stratford-Bruce Peninsula (580)                                 9             19                14                5
North                                                          24             31                40               15
Northeast (590)                                                16             21                28               10
Northwest (595)                                                 7             10                12                5
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

128                                                                                           Economic Data Tables

-------------------------------------------------------------------------------------------------------------------

Table 33 (continued)                           Ontario, Employment Level by Industry for Economic Regions, 2003
---------------------------------------------------------------------------------------------------------------
                                                                                                    (Thousands)
---------------------------------------------------------------------------------------------------------------
                                                    Retail Trade      Personal Services5              Education
---------------------------------------------------------------- ----------------------------------------------
Ontario                                                      711                     632                    386
Region:
East                                                          95                      81                     55
Ottawa (510)                                                  70                      59                     37
Kingston-Pembroke (515)                                       25                      22                     18
Greater Toronto Area (530)                                   301                     276                    162
Central                                                      174                     155                     92
Muskoka-Kawarthas (520)                                       24                      20                     11
Kitchener-Waterloo-Barrie (540)                               69                      59                     39
Hamilton-Niagara Peninsula (550)                              81                      77                     43
Southwest                                                     93                      77                     49
London (560)                                                  34                      32                     22
Windsor-Sarnia (570)                                          39                      32                     20
Stratford-Bruce Peninsula (580)                               20                      13                      7
North                                                         49                      43                     28
Northeast (590)                                               34                      29                     18
Northwest (595)                                               14                      14                     10
Table 33 (continued)                                                                                (Thousands)
---------------------------------------------------------------------------------------------------------------
                                        Health & Soc. Assistance                          Public Administration
---------------------------------------------------------------- ----------------------------------------------
Ontario                                                      606                                            306
Region:
East                                                          88                                            112
Ottawa (510)                                                  62                                             99
Kingston-Pembroke (515)                                       25                                             13
Greater Toronto Area (530)                                   226                                             96
Central                                                      146                                             54
Muskoka-Kawarthas (520)                                       21                                              8
Kitchener-Waterloo-Barrie (540)                               52                                             22
Hamilton-Niagara Peninsula (550)                              73                                             24
Southwest                                                     92                                             22
London (560)                                                  42                                             10
Windsor-Sarnia (570)                                          33                                              8
Stratford-Bruce Peninsula (580)                               17                                              4
North                                                         55                                             23
Northeast (590)                                               39                                             16
Northwest (595)                                               16                                              7
---------------------------------------------------------------- ----------------------------------------------
           All figures are average annual employment levels.
           Sub-regional figures may not add up to regional totals due to rounding.
                ...                         Employment numbers under 1,500 are suppressed because they are statistically unreliable.
           See standard deviation and GTA note for Table 32.
           Industrial groupings based on North American Industry Classification System (NAICS).
Notes:
1.         Includes Forestry, Fishing, Mining, Oil and Gas.
2.         Includes Transportation and Warehousing, Utilities and Wholesale Trade.
3.         Includes Finance, Insurance, Real Estate and Leasing; Management of Companies,  Administrative and Support Services; and
           Professional, Scientific and Technical Services.
4.         Information, Culture and Recreation includes industries such as Publishing, Motion Picture and Sound Recording, Broadcasting and
           Telecommunications, Information Services and Data Processing Services, Performing Arts, Spectator Sports and Related Industries,
           Heritage Institutions and Amusement, Gambling and Recreation.
5.         Includes Accommodation and Food Services and Other Services (such as Repair and Maintenance, Personal and Laundry,
           Religious, Grant-making, Civic, Professional and Similar Organizations).
Sources:    Statistics Canada and Ontario Ministry of Finance.
                                      -------------------------- ----------------------------------------------

Table 34                                                                               Ontario Economic Regions1
----------------------------------------------------------------------------------------------------------------
East
Ottawa (510)                                The united counties of Stormont, Dundas and Glengarry, Prescott and Russell, Leeds and Grenville, the county of Lanark and the
                                            Ottawa Division
Kingston-Pembroke (515)                     The counties of Lennox and Addington, Hastings, Renfrew and
                                            Frontenac and the Prince Edward Division
Central
Muskoka-Kawarthas (520)                     The counties of Northumberland, Peterborough, Haliburton, the
                                            Muskoka District Municipality and the Kawartha Lakes Division
Kitchener-Waterloo-Barrie (540)             The counties of Dufferin, Wellington and Simcoe and the Waterloo
                                            Regional Municipality
Hamilton-Niagara Peninsula (550)            The county of Brant, the Regional Municipalities of Niagara,
                                            Haldimand-Norfolk, the Hamilton Division and the City of
                                            Burlington in Halton Regional Municipality
Greater Toronto Area(2)
Toronto (530)                               Toronto Division, the Regional Municipalities of Durham, York,
                                            Peel and Halton (excluding the City of Burlington)
Southwest
London (560)                                The counties of Oxford, Elgin and Middlesex
Windsor-Sarnia (570)                        The counties of Lambton and Essex and the Chatham-Kent
                                            Division
Stratford-Bruce Peninsula (580)             The counties of Perth, Huron, Bruce and Grey
North
Northeast (590)                             The districts of Nipissing, Parry Sound, Manitoulin, Sudbury,
                                            Timiskaming, Cochrane, Algoma and the Greater Sudbury
                                            Division
Northwest (595)                             The districts of Thunder Bay, Rainy River and Kenora

------------------------------------------  --------------------------------------------------------------------
Notes:
1.         As defined by Statistics Canada, Standard Geographical Classification SGC 2001.
2.         Economic Region 530 closely matches the GTA, except that it excludes the City of Burlington.
                                            --------------------------------------------------------------------

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2004 Ontario Economic Outlook and Fiscal Review                                                                129

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130                                                                                           Economic Data Tables